SEC Number	PW-55

File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

March 31, 2016
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

May 3, 2016

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the three (3) months ended March 31, 2016.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

jacabal@pldt.com.ph	(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,816 as at March 31, 2016	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl A. Cabal-Revilla	jacabal@pldt.com.ph	(02) 816-8534

Contact Person’s Address
11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended March 31, 2016

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	216,055,775 shares as at March 31, 2016

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]No [ ]

TABLE OF CONTENTS
PART I FINANCIAL INFORMATION	1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Performance Indicators	3
Overview	4
Management’s Financial Review	5
Results of Operations	6
Wireless	9
Revenues	9
Expenses	16
Other Income	18
Provision for Income Tax	18
Net Income	18
EBITDA	18
Core Income	19
Fixed Line	19
Revenues	19
Expenses	23
Other Income (Expenses)	24
Provision for Income Tax	24
Net Income	25
EBITDA	25
Core Income	25
Others	25
Expenses	25
Other Income	25
Net Income (Loss)	25
Core Income	25
Liquidity and Capital Resources	26
Operating Activities	27
Investing Activities	27
Financing Activities	27
Off-Balance Sheet Arrangements	28
Equity Financing	29
Contractual Obligations and Commercial Commitments	29
Quantitative and Qualitative Disclosures about Market Risks	30
Impact of Inflation and Changing Prices	30
PART II – OTHER INFORMATION	31
Related Party Transactions	32
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at March 31, 2016 (unaudited) and December 31, 2015 (audited) and for the three months ended March 31, 2016 and 2015 (unaudited) and related notes (pages F-1 to F-146) are filed as part of this report on Form 17-Q.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php45.99 to US$1.00, the volume weighted average exchange rate as at March 31, 2016 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.
Financial Highlights and Key Performance Indicators

	Three months ended March 31,		Increase (Decrease)
	2016	2015	Amount	%
(in millions, except for EBITDA margin, earnings per common share, net debt to equity ratio and operational data)
Consolidated Income Statement
Revenues	42,779	42,553	226	1
Expenses	35,186	30,435	4,751	16
Other income	1,369	138	1,231	892
Income before income tax	8,962	12,256	(3,294)	(27)
Net income for the period	6,233	9,398	(3,165)	(34)
Core income	7,211	9,280	(2,069)	(22)
EBITDA	16,606	19,282	(2,676)	(14)
EBITDA margin(1)	41%	48%	–	–
Reported earnings per common share:
Basic	28.71	43.38	(14.67)	(34)
Diluted	28.71	43.38	(14.67)	(34)
Core earnings per common share(2):
Basic	33.31	42.88	(9.57)	(22)
Diluted	33.31	42.88	(9.57)	(22)

	March 31,	December 31,	Increase (Decrease)
	2016	2015	Amount	%
Consolidated Statements of Financial Position
Total assets	466,102	455,095	11,007	2
Property and equipment	202,588	195,782	6,806	3
Cash and cash equivalents and short-term investments	48,490	47,884	606	1
Total equity attributable to equity holders of PLDT	105,322	113,608	(8,286)	(7)
Long-term debt, including current portion	161,190	160,892	298	–
Net debt(3) to equity ratio	1.07x	0.99x	–	–

	Three months ended March 31,		Increase (Decrease)
	2016	2015	Amount	%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	17,780	16,146	1,634	10
Net cash provided by (used in) investing activities	(15,180)	1,016	(16,196)	(1,594)
Capital expenditures	14,570	2,954	11,616	393
Net cash provided by (used in) financing activities	(3,163)	1,502	(4,665)	(311)
Operational Data
Number of cellular subscribers	64,449,386	69,622,147	(5,172,761)	(7)
Number of fixed line subscribers	2,339,001	2,234,115	104,886	5
Number of broadband subscribers:	5,285,921	4,530,038	755,883	17
Fixed Line	1,296,402	1,138,598	157,804	14
Wireless	3,989,519	3,391,440	598,079	18
Number of employees:	17,042	17,601	(559)	(3)
Fixed Line	9,835	9,839	(4)	–
LEC	7,060	7,490	(430)	(6)
Others	2,775	2,349	426	18
Wireless	7,207	7,762	(555)	(7)

(1) EBITDA margin for the period is measured as EBITDA divided by service revenues.

(2) Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.

(3) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

		Weighted average rates
Exchange Rates – per US$	Month end rates	during the period
March 31, 2016	45.99	47.26
December 31, 2015	47.12	45.51
March 31, 2015	44.73	44.42
December 31, 2014	44.74	44.40

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
Overview

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance:

Wireless wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our cellular service providers; Voyager Innovations, Inc., or Voyager, and certain subsidiaries, our mobile applications and digital platforms developers and mobile financial services provider; Smart Broadband, Inc., or SBI, and subsidiary and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator; WiFun, Inc., our WiFi-enabler; and certain subsidiaries of PLDT Global Corporation, or PLDT Global, our mobile virtual network operations, or MVNO, provider;

Fixed Line fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 3% of our consolidated fixed line subscribers; data center, cloud, big data, managed ICT services and resellership provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, and subsidiary, or IPCDSI Group, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, Curo Teknika, Inc. and ePDS, Inc., or ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas Data Intelligence, Inc., or Talas; distribution of Filipino channels and content provided by Pilipinas Global Network Limited and its subsidiaries; and

Others PLDT Communications and Energy Ventures, Inc., or PCEV, PLDT Global Investment Holdings, Inc., Mabuhay Investments Corporation, PLDT Global Investments Corporation, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiary, our investment companies.

As at March 31, 2016, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the three months ended March 31, 2016 and 2015 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the three months ended March 31, 2016 and 2015:

	2016	2015
	(in millions)
Consolidated EBITDA	16,606	19,282
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures	637	653
Interest income	255	184
Gains (losses) on derivative financial instruments – net	(497)	30
Asset impairment	(1,583)	–
Foreign exchange gains – net	970	43
Amortization of intangible assets	(272)	(268)
Financing costs – net	(1,804)	(1,535)
Provision for income tax	(2,729)	(2,858)
Depreciation and amortization	(7,158)	(6,896)
Other income – net	1,808	763
Total adjustments	(10,373)	(9,884)
Consolidated net income	6,233	9,398

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the three months ended March 31, 2016 and 2015:

	2016	2015
	(in millions)
Consolidated core income	7,211	9,280

Add (deduct) adjustments:
Foreign exchange gains – net	970	43
Net income attributable to noncontrolling interests	16	11
Asset impairment	(1,583)	–
Core loss adjustment on equity share in net gains (losses) of associates and joint ventures	42	(7)
Gain (loss) on derivative financial instruments – net, excluding hedge costs	(369)	105
Net tax effect of aforementioned adjustments	(54)	(34)
Total adjustments	(978)	118
Consolidated net income	6,233	9,398

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the three months ended March 31, 2016 and 2015. In each of the three months ended March 31, 2016 and 2015, we generated majority of our revenues from our operations within the Philippines.

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the three months ended March 31, 2016
Revenues	27,931	17,935	–	(3,087)	42,779
Expenses	22,576	14,460	1,598	(3,448)	35,186
Other income	622	139	969	(361)	1,369
Income before income tax	5,977	3,614	(629)	–	8,962
Provision for income tax	1,702	1,065	(38)	–	2,729
Net income/Segment profit	4,275	2,549	(591)	–	6,233
EBITDA	9,629	6,631	(15)	361	16,606
EBITDA margin(1)	36%	39%	–	–	41%
Core income	3,895	2,648	668	–	7,211
For the three months ended March 31, 2015
Revenues	29,176	16,651	–	(3,274)	42,553
Expenses	20,571	13,532	2	(3,670)	30,435
Other income (expenses)	93	(511)	952	(396)	138
Income before income tax	8,698	2,608	950	–	12,256
Provision for income tax	2,044	805	9	–	2,858
Net income/Segment profit	6,654	1,803	941	–	9,398
EBITDA	12,603	6,285	(2)	396	19,282
EBITDA margin(1)	45%	39%	–	–	48%
Core income	6,599	1,738	943	–	9,280
Increase (Decrease)
Revenues	(1,245)	1,284	–	187	226
Expenses	2,005	928	1,596	222	4,751
Other income	529	650	17	35	1,231
Income before income tax	(2,721)	1,006	(1,579)	–	(3,294)
Provision for income tax	(342)	260	(47)	–	(129)
Net income/Segment profit	(2,379)	746	(1,532)	–	(3,165)
EBITDA	(2,974)	346	(13)	(35)	(2,676)
Core income	(2,704)	910	(275)	–	(2,069)

(1) EBITDA margin for the year is measured as EBITDA divided by service revenues.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php42,779 million in the first three months of 2016, an increase of Php226 million, or 1%, as compared with Php42,553 million in the same period in 2015, primarily due to higher revenues from data and other network, local exchange and miscellaneous services from our fixed line business, higher wireless broadband revenues, and an increase in our non-service revenues, partially offset by lower revenues from cellular and other services from our wireless business, and lower revenues from international and national long distance services from our fixed line business.

The following table shows the breakdown of our consolidated revenues by business segment for the three months ended March 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
			(in millions)
Wireless	27,931	65	29,176	69	(1,245)	(4)
Fixed line	17,935	42	16,651	39	1,284	8
Inter-segment transactions	(3,087)	(7)	(3,274)	(8)	187	(6)

Consolidated	42,779	100	42,553	100	226	1

Expenses

Consolidated expenses increased by Php4,751 million, or 16%, to Php35,186 million in the first three months of 2016 from Php30,435 million in the same period in 2015, as a result of higher expenses related to asset impairment, cost of sales, and operating expenses related to taxes and licenses, compensation and employee benefits, professional and other contracted services, rent, and other operating expenses, partially offset by lower expenses related to selling and promotions, and interconnection costs.

The following table shows the breakdown of our consolidated expenses by business segment for the three months ended March 31, 2016 and 2015:

						Change
	2016	%	2015		%	Amount	%
			(in millions)
Wireless	22,576	64	20,571		68	2,005	10
Fixed line	14,460	41	13,532	,776	44	928	7
Others	1,598	5	2		–	1,596	79,800
Inter-segment transactions	(3,448)	(10)	(3,670)		(12)	222	(6)

Consolidated	35,186	100	30,435		100	4,751	16

Other Income

Consolidated other income amounted to Php1,369 million in the first three months of 2016, a change of Php1,231 million from Php138 million in the same period in 2015, primarily due to the combined effects of the following:
(i) an increase in other income by Php1,045 million due to gain on sale of property and fixed assets, higher income from consultancy and higher gain from rental income, partially offset by lower gain on insurance claims;
(ii) higher foreign exchange gains by Php927 million on account of revaluation of net foreign currency-denominated liabilities due to higher appreciation of the Philippine peso relative to the U.S. dollar; (iii) higher interest income by Php71 million due to higher weighted average peso interest rates, increase in principal amount of temporary cash investments; (iv) a decrease in equity share in net earnings of associates by Php16 million due to share in net losses of Cignal TV, Inc., or Cignal TV, and Automated Fare Collection System, Inc., or AFCSI, in the first three months of 2016, partially offset by higher net earnings of Beacon Electronic Asset Holdings, Inc., or Beacon, Asia Outsourcing Beta Limited, or Beta, and Digitel Crossing, Inc.; (v) higher net financing costs by Php269 million due to higher outstanding loan balance and slightly higher weighted average interest rate, partly offset by the appreciation of the Philippine peso to the U.S. dollar, lower financing charges and higher capitalized interest; and (vi) losses on derivative financial instruments of Php497 million in the first three months of 2016 as against gains on derivative financial instruments of Php30 million in the same period in 2015 on account of a mark-to-market loss on long-term currency swaps and forward purchase contracts due to the appreciation of the Philippine peso relative to the U.S. dollar and narrower dollar and peso interest rate differentials.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the three months ended March 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
		(in millions)
Wireless	622	93	529	569
Fixed line	139	(511)	650	(127)
Others	969	952	17	2
Inter-segment transactions	(361)	(396)	35	(9)

Consolidated		138	1,231	892

Net Income

Consolidated net income decreased by Php3,165 million, or 34%, to Php6,233 million in the first three months of 2016, from Php9,398 million in the same period in 2015. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php4,751 million; (ii) an increase in consolidated other income – net by Php1,231 million; (iii) an increase in consolidated revenues by Php226 million; and (iv) a decrease in consolidated provision for income tax by Php129 million. Our consolidated basic and diluted EPS decreased to Php28.71 in the first three months of 2016 from consolidated basic and diluted EPS of Php43.38 in the same period in 2015. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the three months ended March 31, 2016 and 2015.

The following table shows the breakdown of our consolidated net income by business segment for the three months ended March 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
			(in millions)
Wireless	4,275	69	6,654	71	(2,379)	(36)
Fixed line	2,549	41	1,803	19	746	41
Others	(591)	(10)	941	10	(1,532)	(163)
Consolidated	6,233	100	9,398	100	(3,165)	(34)

EBITDA

Our consolidated EBITDA amounted to Php16,606 million in the first three months of 2016, a decrease of Php2,676 million, or 14%, as compared with Php19,282 million in the same period in 2015, primarily due to higher cost of sales and higher operating expenses driven by taxes and licenses, compensation and employee benefits, professional and other contracted services, rent and other operating expenses, partially offset by lower selling and promotions, and interconnection costs, as well as higher consolidated revenues.

The following table shows the breakdown of our consolidated EBITDA by business segment for the three months ended March 31, 2016 and 2015:

						Change
	2016	%	2015	%		Amount	%
			(in millions)
Wireless	9,629	58	12,603	65		(2,974)	(24)
Fixed line	6,631	40	6,285	33		346	6
Others	(15)	–	(2)	–		(13)	650
Inter-segment transactions	361	2	396	2	199	(35)	(9)

Consolidated	16,606	100	19,282	100		(2,676)	(14)

Core Income

Our consolidated core income amounted to Php7,211 million in the first three months of 2016, a decrease of Php2,069 million, or 22%, as compared with Php9,280 million in the same period in 2015 primarily due to higher consolidated operating expenses, partially offset by higher other income, lower provision for income tax and higher consolidated revenues. Our consolidated basic and diluted core EPS, decreased to Php33.31 in the first three months of 2016 from Php42.88 in the same period in 2015.

The following table shows the breakdown of our consolidated core income by business segment for the three months ended March 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
			(in millions)
Wireless	3,895	54	6,599	71	(2,704)	(41)
Fixed line	2,648	37	1,738	19	910	52
Others	668	9	943	10	(275)	(29)
Consolidated	7,211	100	9,280	100	(2,069)	(22)

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php27,931 million in the first three months of 2016, a decrease of Php1,245 million, or 4%, from Php29,176 million in the same period in 2015.

The following table summarizes our total revenues from our wireless business for the three months ended March 31, 2016 and 2015 by service segment:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
			(in millions)
Service Revenues:
Cellular	23,388	84	24,878	85	(1,490)	(6)
Wireless broadband and others
Wireless broadband	2,960	10	2,528	9	432	17
Others	188	1	215	1	(27)	(13)
Digital platforms and mobile financial services	134	–	265	1	(131)	(49)

	26,670	95	27,886	96	(1,216)	(4)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	1,261	5	1,290	4	(29)	(2)

Total Wireless Revenues	27,931	100	29,176	100	(1,245)	(4)

Service Revenues

Our wireless service revenues in the first three months of 2016 decreased by Php1,216 million, or 4%, to Php26,670 million as compared with Php27,886 million in the same period in 2015, mainly as a result of lower revenues from voice and text messaging services, partially offset by higher revenues from mobile internet and broadband revenues. As a percentage of our total wireless revenues, service revenues accounted for 95% and 96% in the first three months of 2016 and 2015, respectively.

Cellular Service

Our cellular service revenues in the first three months of 2016 amounted to Php23,388 million, a decrease of Php1,490 million, or 6%, from Php24,878 million in the same period in 2015. Cellular service revenues accounted for 88% and 89% of our wireless service revenues in the first three months of 2016 and 2015, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. Our cellular services include text and voice, as well as a variety of data and multi-media services that cater to the growing use of smartphones by our subscribers. We offer a variety of packages that include load buckets which provide a fixed number of messages, calls of preset duration and data allowance with prescribed validity. Smart and Sun Cellular also provide buckets which offer voice, text and hybrid bundles available to all networks, as well as packages with unlimited on-net voice, text, volume-based data, and combinations thereof, denominations of which depend on the duration and nature of the packages.

On February 24, 2016, we announced a multi-year partnership with UFC, the world’s largest mixed martial arts organization that will bring the world’s fastest growing sport closer to more Filipinos. As part of the partnership, Smart will be the official and exclusive mobile carrier of the UFC in the Philippines, which will give Smart Bro subscribers special access to UFC fan events and experiences, as well as the exclusive opportunity to meet and interact with top UFC athletes. Smart will also be a provider of UFC Fight Pass, a digital platform providing fans with exclusive UFC content and access to the world’s largest library of fight content. Smart’s new collaboration with UFC adds to its impressive portfolio of world-class partnerships, delivering a Smart Life experience to all subscribers.

In fulfillment of the objective of enhancing the subscribers’ digital experience, Smart renewed its commitment to improve the overall customer data experience. On April 12, 2016 Smart officially launched its network roadmap geared towards improving quality, coverage and internet speeds. The network improvement integrated and synergized Smart and Sun Cellular networks to improve coverage and quality for subscribers of both brands. Smart was also the first to introduce LTE-Advanced in Boracay on April 13, 2016 with breakthrough LTE speeds. Lastly, the improvement boosted 3G data service behind an enhanced 3G/HSPA/HSPA+ coverage and capacity.

The following table shows the breakdown of our cellular service revenues for the three months ended March 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%
		(in millions)
Cellular service revenues	23,388	24,878	(1,490)	(6)
By service type	22,848	24,368	(1,520)	(6)
Prepaid	16,679	18,668	(1,989)	(11)
Postpaid	6,169	5,700	469	8
By component	22,848	24,368	(1,520)	(6)
Voice	10,548	11,914	(1,366)	(11)
Data	12,300	12,454	(154)	(1)
Others(1)	540	510	30	6

(1) Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from Smart Money, PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the three months ended March 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%
Cellular subscriber base	64,449,386	69,622,147	(5,172,761)	(7)
Prepaid	61,484,747	66,721,243	(5,236,496)	(8)
Smart	22,224,447	24,819,813	(2,595,366)	(10)
TNT	29,319,400	28,055,224	1,264,176	5
Sun Cellular	9,940,900	13,846,206	(3,905,306)	(28)
Postpaid	2,964,639	2,900,904	63,735	2
Sun Cellular	1,637,200	1,812,098	(174,898)	(10)
Smart	1,327,439	1,088,806	238,633	22
Systemwide traffic volumes (in million minutes)
Calls	16,220	13,014	3,206	25
Domestic	15,707	12,319	3,388	28
Inbound	224	257	(33)	(13)
Outbound	15,483	12,062	3,421	28
International	513	695	(182)	(26)
Inbound	441	591	(150)	(25)
Outbound	72	104	(32)	(31)

Text/Data count (in million hits)	82,359	96,854	(14,495)	(15)
Text messages	81,898	96,343	(14,445)	(15)
Domestic	81,721	96,133	(14,412)	(15)
Bucket-Priced/Unlimited	73,258	87,379	(14,121)	(16)
Standard	8,463	8,754	(291)	(3)
International	177	210	(33)	(16)
Value-Added Services	462	511	(49)	(10)

Prepaid Revenues

Revenues generated from our prepaid cellular services amounted to Php16,679 million in the first three months of 2016, a decrease of Php1,989 million, or 11%, as compared with Php18,668 million in the same period in 2015. Prepaid cellular service revenues accounted for 73% and 77% of cellular voice and data revenues in the first three months of 2016 and 2015, respectively. The decrease in revenues from our prepaid cellular services was primarily driven by lower prepaid cellular subscriber base resulting to lower voice and text messaging revenues, partially offset by an increase in mobile internet revenues.

On January 24, 2016, Smart Prepaid introduced the Smart Prepaid Android Phone Kit Php888. The package features MyPhone My28s, a dual-SIM smartphone for a one-time fee of Php888, and comes with a Smart Prepaid SIM packed with free 100MB mobile data per month for 12 months, and a load rebate of Php30 for an accumulated top-up of Php100 per month for 12 months. Package also includes free TNT SIM with unlimited all-net texts for two days and free 30MB per day to access Facebook, Twitter and Viber for seven days. Starting March 6, 2016, the offer was also bundled with Php100 Smart Prepaid call and text card for a one-time fee of Php988.

On February 8, 2016, Smart Prepaid launched Big Bytes Barkada 99 and Big Bytes Barkada 299 with open access shareable data of up to 700MB and 2000MB, respectively. With Big Bytes Barkada, Smart Prepaid subscribers can share a minimum of 50MB per share transaction to other Smart Prepaid subscribers. The promo was launched via a viral video that broke previous records for Smart videos in terms of views, shares and likes on Facebook.

Sun Cellular continues to offer its Call and Text Unlimited products, which allows Sun Prepaid subscribers to enjoy up to 24 hours of Sun-to-Sun calls and texts. Call and Text Unlimited 100 allows subscribers unlimited calls to Sun Cellular, Smart and TNT, unlimited all-net texts, and up to 100MB of data access. Text Unlimited 200 remains to be a banner product of Sun Cellular, which offers unlimited on-net texts, 1000 all-net texts, five hours of calls to Sun Cellular, Smart and TNT, unlimited chat, Spinnr, and free Facebook access of up to 15MB per day.

Sun Cellular also offers Non-stop Surf mobile internet packages starting for as low as Php25 for one day of non-stop light surfing with 25MB open access volume allocation and 300MB Spinnr access. It also has 30-day variants starting at Php299 for 30 days of non-stop light surfing and 1GB of Spinnr access for only Php450 per month.

Smart’s value brand, TNT launched the Alden & Maine load or AM15 that allows Katropas to keep up with their favorite couple Alden and Maine and all updates online. With only Php15 per day, a TNT subscriber can enjoy Unlitext to all networks, 60 minutes of calls to TNT, Smart and Sun, and 100MB of mobile data that can be used to access any of their favorite apps like Facebook, Viber, Twitter, Clash of Clans and Dubsmash. This offer provides more services to its subscribers compared to the usual texting and calling. This paves the way for TNT subscribers to load more and encourage basic data usage.

Postpaid Revenues

Revenues generated from postpaid cellular service amounted to Php6,169 million in the first three months of 2016, an increase of Php469 million, or 8%, as compared with Php5,700 million earned in the same period in 2015, and accounted for 27% and 23% of cellular voice and data revenues in the first three months of 2016 and 2015, respectively. The increase in our postpaid cellular service revenues was primarily due to our growing postpaid subscriber base.

Postpaid subscribers have a wide array of choices for their monthly subscription plans. Smart offers Smart All-in Plans, which enable subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

Smart Postpaid also offers the Smart Surf Plus Plans with bigger data allowance, call and text credits and a free VAS subscription of choice. Starting at Plan 399 with 100MB, up to Plan 2999 with 10GB, of data, plus free on-net calls and texts, this plan offers data allowance depending on their style. The latest iPhones are also available on iPhone Plans from Plan 799 to Plan 2499, which include All Month Surf for light surfing and a monthly volume allowance on top for use in all other sites.

On March 14, 2016, Smart Postpaid was the first to offer Samsung Galaxy S7 and S7 Edge, starting at Surf Plus Plan 399 or All-in Plan 500, with cash-outs available for monthly amortization. Samsung Galaxy S7 is free at Surf Plus Plan 1999, which includes up to 9GB of data allowance, 150 minutes of all-net calls, 200 all-net texts and a VAS subscription of choice.

As the premium postpaid business of the Smart brand, Smart Infinity continues to delight its subscribers not only with impeccable service and offers but with a unique and exclusive lifestyle. On March 17, 2016, selected subscribers were treated to an exclusive night celebrating the Broadway classic Les Miserables at The Theater Solaire. Subscribers were treated to a unique double-device package of Samsung’s latest flagship, S7 or S7 Edge, and the Samsung Gear VR and other premium offers.

Smart Postpaid continues to offer the latest iPhone models through its iPhone Plans. iPhone 6s and iPhone 6s Plus are available in iPhone Plans starting at Plan 799 or All-in Plans starting at Plan 500, with cash-outs available for monthly amortization depending on the iPhone models.

Sun Cellular postpaid plans offer a variety of services to cater to the emerging needs of the subscribers at affordable prices. Best Value Plans starting from Php350 per month includes a free smartphone, unlimited Sun Calls and Texts, 250 free texts to other networks and up to 100MB of mobile surfing.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voicemail and outbound international roaming, decreased by Php1,366 million, or 11%, to Php10,548 million in the first three months of 2016 from Php11,914 million in the same period in 2015 primarily due to lower international and domestic voice revenues caused by the preference for alternative calling options and other over-the-top, or OTT, services such as Viber, Facebook Messenger, etc. Cellular voice services accounted for 45% and 48% of our cellular service revenues in the first three months of 2016 and 2015, respectively.

The following table shows the breakdown of our cellular voice revenues for the three months ended March 31, 2016 and 2015:

			Decrease
	2016	2015	Amount	%
		(in millions)
Voice services:
Domestic
Inbound	872	1,002	(130)	(13)
Outbound	7,372	7,917	(545)	(7)

	8,244	8,919	(675)	(8)

International
Inbound	2,024	2,608	(584)	(22)
Outbound	280	387	(107)	(28)

	2,304	2,995	(691)	(23)

Total	10,548	11,914	(1,366)	(11)

Domestic voice service revenues decreased by Php675 million, or 8%, to Php8,244 million in the first three months of 2016 from Php8,919 million in the same period in 2015, due to lower domestic outbound and inbound voice service revenues by Php545 million and Php130 million, respectively.

International voice service revenues decreased by Php691 million, or 23%, to Php2,304 million in the first three months of 2016 from Php2,995 million in the same period in 2015 primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, mobile internet and other data revenues, decreased by Php154 million, or 1%, to Php12,300 million in the first three months of 2016 from Php12,454 million in the same period in 2015 primarily due to lower text messaging revenues, partially offset by higher mobile internet revenues. Cellular data services accounted for 53% and 50% of our cellular service revenues in the first three months of 2016 and 2015, respectively.

The following table shows the breakdown of our cellular data service revenues for the three months ended March 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%
		(in millions)
Text messaging
Domestic	8,362	9,016	(654)	(7)
Bucket-Priced/Unlimited	5,978	6,133	(155)	(3)
Standard	2,384	2,883	(499)	(17)
International	504	682	(178)	(26)

	8,866	9,698	(832)	(9)

Mobile internet(1)	3,091	2,235	856	38
Value-added services(2)	343	521	(178)	(34)
Total	12,300	12,454	(154)	(1)

(1) Includes revenues from web-based services, net of allocated discounts and content provider costs.

(2) Includes revenues from Smart Pasa Load , Sun Cellular Give-a-load and Dial*SOS, net of allocated discounts; Music (Spinnr and Deezer, music subscription mainly ring back tunes and music downloads, net of allocated discounts and content provider costs); Gaming (games subscriptions, downloads, and purchases, net of allocated discounts and content provider costs); Videos (video subscriptions, downloads and video and movie streaming via iFlix and Fox, net of allocated discounts and content provider costs); Infotainment (subscriptions and downloads of broadcast materials that are intended both to entertain and to inform, as well as info-on-demand, net of allocated discounts and content provider costs); financial services ( revenues from Smart Money Clicks via Smart Menu and mobile banking); Communicate, (revenues from group chat, text and voice messaging services net of allocated discounts and content provider costs); and Other VAS ( includes revenues from application program interface (API) downloads, info-on-demand and voice text services, net of allocated discounts and content provider costs).

Text messaging-related services contributed revenues of Php8,866 million in the first three months of 2016, a decrease of Php832 million, or 9%, as compared with Php9,698 million in the same period in 2015, and accounted for 72% and 78% of our total cellular data service revenues in the first three months of 2016 and 2015, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower outbound standard and bucket-priced/unlimited text, as well as lower international text messaging revenues. Text messaging revenues from various bucket-priced/unlimited text offers totaled Php5,978 million in the first three months of 2016, a decrease of Php155 million, or 3%, as compared with Php6,133 million in the same period in 2015. Bucket-priced/unlimited text messages decreased by 14,121 million, or 16%, to 73,258 million in the first three months of 2016 from 87,379 million in the same period in 2015.

Mobile internet service revenues increased by Php856 million, or 38%, to Php3,091 million in the first three months of 2016 from Php2,235 million in the same period in 2015 as a result of higher traffic for mobile internet browsing mainly due to prevalent use of mobile apps, social networking sites and other OTT services. Mobile internet usage includes traffic generated from various promotions, such as Free Mobile Internet, Internet for All and Free Instagram. Data offerings such as Smart Big Bytes Barkada and Share Data Flexibundles were also introduced during the year to boost data usage.

Cellular – Others

Revenues from our other cellular services, which include non-subscriber-related revenues consisting of inbound international roaming fees and share in revenues from PLDT WeRoam and PLP, increased by Php30 million, or 6%, to Php540 million in the first three months of 2016 from Php510 million in the same period in 2015 primarily due to higher share of Smart in PayMaya’s peer-to-peer (P2P) transaction fees and other subscriber-related income, partially offset by lower revenues from inbound roaming. Other cellular services accounted for 2% of our cellular service revenues in each of the first three months of 2016 and 2015.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

As at March 31, 2016, our cellular subscribers totaled 64,449,386 a decrease of 5,172,761, or 7%, from the cellular subscriber base of 69,622,147 as at March 31, 2015. Our cellular prepaid subscriber base decreased by 5,236,496, or 8%, to 61,484,747 as at March 31, 2016 from 66,721,243 as at March 31, 2015, while our cellular postpaid subscriber base increased by 63,735, or 2%, to 2,964,639 as at March 31, 2016 from 2,900,904 as at March 31, 2015. The decrease in cellular subscriber base was primarily due to net decreases in Smart and Sun Cellular subscribers by 2,356,733 and 4,080,204, respectively, and higher TNT subscribers by 1,264,176. Prepaid subscribers accounted for 95% and 96% of our total subscriber base as at March 31, 2016 and 2015, respectively.

Our net subscriber activations (reductions) for the three months ended March 31, 2016 and 2015 were as follows:

			Increase (Decrease)
	2016	2015	Amount	%
Prepaid	(495,678)	(370,369)	(125,309)	34
Smart	(667,856)	(57,331)	(610,525)	1,065
TNT	1,265,240	(94,136)	1,359,376	(1,444)
Sun Cellular(1)	(1,093,062)	(218,902)	(874,160)	399
Postpaid	6,990	135,456	(128,466)	(95)
Smart	97,713	48,585	49,128	101
Sun Cellular(1)	(90,723)	86,871	(177,594)	(204)

Total	(488,688)	(234,913)	(253,775)	108

(1) Net of 143,741 adjustment in the number of subscribers resulting from our periodic clean-up. Excluding the clean-up adjustment, net reductions in the first three months of 2016 should have been 53,018, which narrowed the decrease to 33,853, or 61%, from 86,871 activations in the same period in 2015.

The following table summarizes our average monthly churn rates for the three months ended March 31, 2016 and 2015:

	2016	2015
	(in %)
Prepaid
Smart	7.1	5.8
TNT	5.4	5.6
Sun Cellular	10.1	10.2
Postpaid
Smart	3.0	2.6
Sun Cellular	6.2	1.8

The following table summarizes our average monthly cellular ARPUs for the three months ended March 31, 2016 and 2015:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2016	2015	Amount	%	2016	2015	Amount	%
Prepaid
Smart	119	130	(11)	(8)	109	118	(9)	(8)
TNT	87	93	(6)	(6)	80	85	(5)	(6)
Sun Cellular	85	68	17	25	78	63	15	24
Postpaid
Smart	1,018	1,049	(31)	(3)	999	1,039	(40)	(4)
Sun Cellular	463	452	11	2	459	449	10	2

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Our average monthly prepaid and postpaid ARPUs per quarter of 2015 and 2014 were as follows:

	Prepaid						Postpaid
	Smart			TNT		Sun Cellular		Smart		Sun Cellular
	Gross(1)	Net(2)		Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
2016
First Quarter	119	109		87	80	85	78	1,018	999	463	459
2015
First Quarter	130	118		93	85	68	63	1,049	1,039	452	449
Second Quarter	127	114	0	91	83	70	64	1,080	1,065	422	419
Third Quarter	127	115		90	82	71	65	1,034	1,021	439	436
Fourth Quarter	122	113		91	83	77	71	1,029	1,014	479	475

(1) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(2) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband and Other Services

Our revenues from wireless broadband and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by MVNOs of PLDT Global’s subsidiaries.

Wireless Broadband

Revenues from our wireless broadband services increased by Php432 million, or 17%, to Php2,960 million in the first three months of 2016 from Php2,528 million in the same period in 2015, primarily due to an increase in prepaid revenues by Php312 million, or 35%, to Php1,206 million in the first three months of 2016 from Php894 million in the same period in 2015 and higher postpaid revenues by Php120 million, or 7%, to Php1,754 million in the first three months of 2016 from Php1,634 million in the same period in 2015, primarily due to the net increase in subscriber base resulting mainly from higher availment of dongles and TD-LTE.

The following table shows information of our wireless broadband revenues for the three months ended March 31, 2016 and 2015 and subscriber base as at December 31, 2015 and 2014:

			Increase (Decrease)
	2016	2015	Amount	%
Wireless Broadband Revenues (in millions)	2,960	2,528	432	17
Prepaid	1,206	894	312	35
Postpaid	1,754	1,634	120	7
Wireless Broadband Subscribers	3,989,519	3,391,440	598,079	18
Prepaid	3,166,428	2,534,768	631,660	25
Smart	2,611,986	2,110,120	501,866	24
Sun	554,442	424,648	129,794	31
Postpaid	823,091	856,672	(33,581)	(4)
Smart	531,906	503,552	28,354	6
Sun	291,185	353,120	(61,935)	(18)

Smart Broadband and Sun Broadband Wireless, which offer a number of wireless broadband services, had a total of 3,989,519 subscribers as at March 31, 2016, a net increase of 598,079 subscribers, or 18%, as compared with 3,391,440 subscribers as at March 31, 2015, primarily due to a net increase in Smart Broadband subscribers by 530,220, or 20%, complemented by an increase in Sun Broadband subscribers by 67,859, or 9%, as at March 31, 2016. Our prepaid wireless broadband subscriber base increased by 631,660 subscribers, or 25%, to 3,166,428 subscribers as at March 31, 2016 from 2,534,768 subscribers as at March 31, 2015, while our postpaid wireless broadband subscriber base decreased by 33,581 subscribers, or 4%, to 823,091 subscribers as at March 31, 2016 from 856,672 subscribers as at March 31, 2015.

Smart Broadband offers internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket WiFi, a portable wireless router which can be shared by multiple users at a time.  Both provide connectivity at varying speeds supported by Smart’s network utilizing either 3G high speed packet access (HSPA), 4G HSPA+ or Long Term Evolution (LTE)-technology. SmartBro Plug-It and SmartBro Pocket WiFi are available in both postpaid and prepaid variants.

Smart Broadband continues to grow the wireless broadband revenues with our various Big Bytes and iPad Plans. New launches include Smart Bro Shared Plan 999 which comes with three mobile numbers under one account. This plan offers up to 6GB of open access data allowance with free 1.1GB shared data for Spinnr, iflix, YouTube, Daily Motion, Vimeo, Dubsmash, Skype Qik for three months, and unlimited calling circle.

To accelerate the growth in the mobile broadband segment, Smart Bro introduced its most aggressive Pocket Wifi offers across Prepaid and Postpaid brands. The primary objective is to make the Pocket Wifi more accessible to subscribers in order for them to enjoy fast, reliable and shareable internet connection across multiple devices.

Beginning with LTE Pocket WiFi in February 2016, prepaid kit pricing was reduced from Php3,495 to Php1,995 only, enabling subscribers to enjoy ultrafast internet connection anytime, anywhere.

In April 2016, Smart Bro then introduced its best offer, Php888 for a 4G Pocket Wifi with a recurring load of 350MB for three months.

Smart Bro also fortified its Postpaid Plan 799 portfolio. The objective is to offer LTE Pocket Wifi without cash-out and to strengthen the gadget line-up while maintaining large data volume allocation for the subscribers’ diverse needs.

Top Smart Broadband Prepaid surfing packages include Surf Max packages such as Surf Max50 and Surf Max85, which offer all-day internet surfing of up to 800MB per day, valid for one day and two days, respectively.

Smart Broadband also offers PLDT HOMEBro, a fixed wireless broadband service being offered under PLDT’s HOME brand. PLDT HOMEBro is powered by Smart’s wireless broadband base stations which allow subscribers to connect to the internet using indoor or outdoor customer premises equipment through various wireless technologies. ULTERA, our latest fixed wireless internet offering designed for the home, utilizes the TD-LTE technology.

DMPI’s Sun Broadband Wireless is an affordable high-speed wireless broadband service utilizing advanced 3.5G HSPA and LTE technology offering various plans and packages to internet users. Sun Broadband has a selection of broadband offerings which includes Non-Stop Surf packages for light or casual browsers, and Surf Net Mega packages for the heavy internet users.

Others

Revenues from our other services decreased by Php27 million, or 13%, to Php188 million in the first three months of 2016 from Php215 million in the same period in 2015, primarily due to a decrease in the number of ACeS Philippines’ subscribers, lower revenue contribution from MVNOs of PLDT Global, partially offset by the impact of higher weighted average exchange rate of Php47.26 for the three months ended March 31, 2016 from Php44.42 for the three months ended March 31, 2015 on our U.S. dollar and U.S. dollar-linked other service revenues.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, decreased by Php131 million, or 49%, to Php134 million in the first three months of 2016 from Php265 million in the same period in 2015 resulting from the deconsolidation of ePay in February 2016.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems, tablets and accessories. Our wireless non-service revenues decreased by Php29 million, or 2%, to Php1,261 million in the first three months of 2016 from Php1,290 million in the same period in 2015, primarily due to lower revenues from cellular and broadband postpaid, partially offset by higher revenues from cellular prepaid attributed to Smart Prepaid Android Phone Kit Php888.

Expenses

Expenses associated with our wireless business amounted to Php22,576 million in the first three months of 2016, an increase of Php2,005 million, or 10%, from Php20,571 million in the same period in 2015. A significant portion of the increase was attributable to higher expenses related to cost of sales, asset impairment on doubtful accounts and inventories, taxes and licenses, depreciation and amortization, compensation and employee benefits, and professional and other contracted services, partially offset by lower selling and promotions, rent, repairs and maintenance, interconnection costs, and communications, training and travel. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 81% and 71% in the first three months of 2016 and 2015, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the three months ended March 31, 2016 and 2015 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
			(in millions)
Cost of sales	4,452	20	3,217	16	1,235	38
Depreciation and amortization	4,002	18	3,730	18	272	7
Rent	2,384	11	2,678	13	(294)	(11)
Repairs and maintenance	2,049	9	2,194	11	(145)	(7)
Interconnection costs	2,019	9	2,106	10	(87)	(4)
Compensation and employee benefits	1,886	8	1,781	9	105	6
Professional and other contracted services	1,336	6	1,280	6	56	4
Asset impairment	1,335	6	581	3	754	130
Selling and promotions	1,250	6	1,550	7	(300)	(19)
Taxes and licenses	965	4	539	3	426	79
Insurance and security services	312	1	304	1	8	3
Amortization of intangible assets	272	1	268	1	4	1
Communication, training and travel	210	1	231	1	(21)	(9)
Other expenses	104	–	112	1	(8)	(7)

Total	22,576	100	20,571	100	2,005	10

Cost of sales increased by Php1,235 million, or 38%, to Php4,452 million primarily due to increased modems and handsets issued for broadband and cellular postpaid, and cost of handsets issued for Smart Prepaid Android Phone Kit Php888.

Depreciation and amortization charges increased by Php272 million, or 7%, to Php4,002 million primarily due to a higher depreciable asset base.

Rent expenses decreased by Php294 million, or 11%, to Php2,384 million primarily due to lower domestic fiber optic network rental charges.

Repairs and maintenance expenses decreased by Php145 million, or 7%, to Php2,049 million mainly due to lower site and office electricity costs, lower maintenance costs on domestic cable and wire facilities, customer premises and telecoms equipment, partially offset by higher maintenance and technical support costs related to operating an expanded network and higher maintenance costs on IT software.

Interconnection costs decreased by Php87 million, or 4%, to Php2,019 million primarily due to lower interconnection cost on international voice and text services, partially offset by an increase in interconnection charges on domestic voice and text services.

Compensation and employee benefits increased by Php105 million, or 6%, to Php1,886 million primarily due to higher manpower rightsizing program, or MRP, costs, partly offset by lower provision for pension benefits. Employee headcount decreased to 7,207 as at March 31, 2016 as compared with 7,762 as at March 31, 2015.

Professional and other contracted service fees increased by Php56 million, or 4%, to Php1,336 million primarily due to an increase in facility usage costs, legal fees, and other service fees, partly offset by lower call center and market research fees.

Asset impairment increased by Php754 million, or 130%, to Php1,335 million primarily due to higher provision for doubtful accounts and provision for inventory obsolescence.

Selling and promotion expenses decreased by Php300 million, or 19%, to Php1,250 million primarily due to lower costs of events, advertising and public relations expenses, partially offset by higher commission expenses.

Taxes and licenses increased by Php426 million, or 79%, to Php965 million due to higher settlements, real property taxes, NTC license fees and other business-related taxes in the first three months of 2016.

Insurance and security services increased by Php8 million, or 3%, to Php312 million primarily due to higher office security expenses, partially offset by lower group health insurance premiums.

Amortization of intangible assets increased by Php4 million, or 1%, to Php272 million primarily due to higher license fees.

Communication, training and travel expenses decreased by Php21 million, or 9%, to Php210 million primarily due to lower fuel costs for vehicles as a result of lower average fuel cost per liter, lower communication expenses, and freight and hauling, partially offset by higher travel expenses.

Other expenses decreased by Php8 million, or 7%, to Php104 million primarily due to lower various business and operational-related expenses.

Other Income

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the three months ended March 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains – net	604	49	555	1,133
Interest income	113	89	24	27
Equity share in net losses of associates	(30)	(9)	(21)	233
Gain (loss) on derivative financial instruments – net	(90)	15	(105)	(700)
Financing costs – net	(615)	(426)	(189)	44
Other income – net	640	375	265	71

Total	622	93	529	569

Our wireless business’ other income amounted to Php622 million in the first three months of 2016, an increase of Php529 million from Php93 million in the same period in 2015, primarily due to the combined effects of the following: (i) higher net foreign exchange gains by Php555 million on account of the revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso relative to the U.S. dollar; (ii) an increase in other income – net by Php265 million mainly due to reversal of prior year provision, partly offset by lower gain on insurance claims; (iii) higher interest income by Php24 million mainly due to higher weighted average peso interest rates, increase in principal amount of temporary cash investments and the appreciation of the Philippine peso to the U.S. dollar; (iv) higher equity share in net losses of Automated Fare Collection Services, Inc. by Php21 million; (v) losses on derivative financial instruments of Php90 million for the three months ended March 31, 2016 as against gains on derivative financial instruments of Php15 million in the same period in 2015 on account of mark-to-market losses on long-term currency swaps and forward purchase contracts due to the appreciation of the Philippine peso relative to the U.S. dollar and a narrower dollar and peso interest rate differentials; and (vi) higher net financing costs by Php189 million primarily due to higher outstanding loan balances, higher weighted average interest rates on loans and an increase in accretion on financial liabilities, partly offset by higher capitalized interest and lower financing charges.

Provision for Income Tax

Provision for income tax decreased by Php342 million, or 17%, to Php1,702 million in the first three months of 2016 from Php2,044 million in the same period in 2015 primarily due to lower taxable income and recognition of deferred tax assets. The effective tax rates for our wireless business were 29% and 23% in the first three months of 2016 and 2015, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php2,379 million, or 36%, to Php4,275 million in the first three months of 2016 from Php6,654 million in the same period in 2015.

EBITDA

Our wireless business’ EBITDA decreased by Php2,974 million, or 24%, to Php9,629 million in the first three months of 2016 from Php12,603 million in the same period in 2015.

Core Income

Our wireless business’ core income decreased by Php2,704 million, or 41%, to Php3,895 million in the first three months of 2016 from Php6,599 million in the same period in 2015 on account of higher wireless-related operating expenses and lower wireless revenues, partially offset by higher other income and lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php17,935 million in the first three months of 2016, an increase of Php1,284 million, or 8%, from Php16,651 million in the same period in 2015.

The following table summarizes our total revenues from our fixed line business for the three months ended March 31, 2016 and 2015 by service segment:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
				(in millions)
Service Revenues:
Data and other network	9,110	51	8,074	49	1,036	13
Local exchange	4,357	25	4,196	25	161	4
International long distance	2,203	12	2,255	14	(52)	(2)
National long distance	941	5	1,018	6	(77)	(8)
Miscellaneous	404	2	393	2	11	3

	17,015	95	15,936	96	1,079	7
Non-Service Revenues:
Sale of computers, phone units and SIM cards, and point-product sales	920	5	715	4	205	29

Total Fixed Line Revenues	17,935	100	16,651	100	1,284	8

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php1,079 million, or 7%, to Php17,015 million in the first three months of 2016 from Php15,936 million in the same period in 2015 due to increases in revenues from our data and other network, local exchange and miscellaneous services, partially offset by lower national and international long distance service revenues.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the three months ended March 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%
Data and other network service revenues (in millions)	9,110	8,074	1,036	13
Domestic	6,104	5,680	424	7
Broadband	4,428	3,812	616	16
Leased Lines and Others	1,676	1,868	(192)	(10)
International
Leased Lines and Others	2,268	1,792	476	27
Data Center and ICT	738	602	136	23
Subscriber base
Broadband	1,296,402	1,138,598	157,804	14

Our data and other network services posted revenues of Php9,110 million in the first three months of 2016, an increase of Php1,036 million, or 13%, from Php8,074 million in the same period in 2015, primarily due to higher domestic data revenues from DSL, Fibr, Metro Ethernet and Shops.Work, international data revenues primarily from i-Gate, leased lines, and data center and ICT revenues, partly offset by lower Diginet revenues. The percentage contribution of this service segment to our fixed line service revenues was 54% and 51% in the first three months of 2016 and 2015, respectively.

Domestic

Domestic data services contributed Php6,104 million in the first three months of 2016, an increase of Php424 million, or 7%, as compared with Php5,680 million in the same period in 2015 mainly due to sustained market traction of broadband data services such as DSL and Fibr, as a result of higher internet connectivity requirements, and key Private Networking Solutions such as IP-VPN, Metro Ethernet and Shops.Work. The percentage contribution of domestic data service revenues to total data and other network services were 67% and 70% in the first three months of 2016 and 2015, respectively.

Broadband

Broadband data services include DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and Fibr, our most advanced broadband internet connection. Broadband data revenues amounted to Php4,428 million in the first three months of 2016, an increase of Php616 million, or 16%, from Php3,812 million in the same period in 2015 as a result of the increase in the number of subscribers by 157,804, or 14%, to 1,296,402 subscribers as at March 31, 2016 from 1,138,598 subscribers as at March 31, 2015. Broadband revenues accounted for 49% and 47% of total data and other network service revenues in the first three months of 2016 and 2015, respectively.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) Internet Protocol-Virtual Private Network, or IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources;
(3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; and (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office. Leased lines and other data service revenues contributed Php1,676 million in the first three months of 2016, a decrease of Php192 million, or 10%, from Php1,868 million in the same period in 2015. The percentage contribution of leased lines and other data service revenues to the total data and other network services were 18% and 23% in the first three months of 2016 and 2015, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies. International data service revenues increased by Php476 million, or 27%, to Php2,268 million in the first three months of 2016 from Php1,792 million in the same period in 2015, primarily due to higher i-Gate revenues and IP-VPN local access services, an increase in revenues from various global service providers and the favorable effect of a higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues were 25% and 22% in the first three months of 2016 and 2015, respectively.

Data Center and ICT

Data centers provide colocation and related connectivity, disaster recovery, server hosting, cloud, big data and other data center services. As at March 31, 2016, ePLDT Group had a total of 3,203 rack capacity in six locations covering Metro Manila, Subic and Cebu. Data center revenues increased by Php136 million, or 23%, to Php738 million in the first three months of 2016 from Php602 million in the same period in 2015 mainly due to higher revenues from colocation, cloud and big data services. Cloud services include cloud contact center, cloud IaaS, cloud SaaS, managed security services and cloud professional services and accounted for 17% and 16% of data center revenues in the first three months of 2016 and 2015, respectively. The percentage contribution of this service segment to our total data and other network service revenues was 8% in each of the first three months of 2016 and 2015.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the three months ended March 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%
Total local exchange service revenues (in millions)	4,357	4,196	161	4
Number of fixed line subscribers	2,339,001	2,234,115	104,886	5
Postpaid	2,301,621	2,174,071	127,550	6
Prepaid	37,380	60,044	(22,664)	(38)
Number of fixed line employees	7,060	7,490	(430)	(6)
Number of fixed line subscribers per employee	331	298	33	11

Revenues from our local exchange service increased by Php161 million, or 4%, to Php4,357 million in the first three months of 2016 from Php4,196 million in the same period in 2015, primarily due to higher weighted average postpaid billed lines. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% in each of the three months ended March 31, 2016 and 2015.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the three months ended March 31, 2016 and 2015:

			Decrease
	2016	2015	Amount	%
Total international long distance service revenues (in millions)	2,203	2,255	(52)	(2)
Inbound	1,941	1,984	(43)	(2)
Outbound	262	271	(9)	(3)
International call volumes (in million minutes, except call ratio)	362	408	(46)	(11)
Inbound	311	344	(33)	(10)
Outbound	51	64	(13)	(20)
Inbound-outbound call ratio	6.1:1	5.4:1	–	–

Our total international long distance service revenues decreased by Php52 million, or 2%, to Php2,203 million in the first three months of 2016 from Php2,255 million in the same period in 2015, primarily due to lower call volumes for both inbound and outbound traffic as a result of popularity of OTT service providers (e.g. Facebook, Skype, Viber, WhatsApp, etc.) over traditional long distance services, partially offset by the favorable effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar to Php47.26 as at March 31, 2016 from Php44.42 as at March 31, 2015 and the increase in average settlement and billing rates in dollar terms. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 13% and 14% in the first three months of 2016 and 2015, respectively. Correspondingly, our total international long distance service revenues, net of interconnection costs, decreased by Php32 million, or 4%, to Php821 million in the first three months of 2016 from Php853 million in the same period in 2015.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the three months ended March 31, 2016 and 2015:

			Decrease
	2016	2015	Amount	%
Total national long distance service revenues (in millions)	941	1,018	(77)	(8)
National long distance call volumes (in million minutes)	183	193	(10)	(5)

Our national long distance service revenues decreased by Php77 million, or 8%, to Php941 million in the first three months of 2016 from Php1,018 million in the same period in 2015, primarily due to a decrease in call volumes. The percentage contribution of national long distance revenues to our fixed line service revenues were 5% and 6% in the first three months of 2016 and 2015, respectively. Our national long distance service revenues, net of interconnection costs, decreased by Php39 million, or 5%, to Php747 million in the first three months of 2016 from Php786 million in the same period in 2015.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees, and directory advertising. These service revenues increased by Php11 million, or 3%, to Php404 million in the first three months of 2016 from Php393 million in the same period in 2015 mainly due to higher outsourcing and management fees, and revenues from Talas in the first three months of 2016, partly offset by royalties from directory services in 2015. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues were 2% and 3% in the first three months of 2016 and 2015, respectively.

Non-service Revenues

Non-service revenues increased by Php205 million, or 29%, to Php920 million in the first three months of 2016 from Php715 million in the same period in 2015, primarily due to higher sale of Telpad units, equipment for PLDT UNO, a managed unified communications offering, FabTAB for myDSL retention and computer-bundled sales, partially offset by lower sale of TVolution units and several managed PABX and OnCall solutions.

Expenses

Expenses related to our fixed line business totaled Php14,460 million in the first three months of 2016, an increase of Php928 million, or 7%, as compared with Php13,532 million in the same period in 2015. The increase was primarily due to higher expenses related to rent, cost of sales, professional and other contracted services, compensation and employee benefits, repairs and maintenance, asset impairment on provision for doubtful accounts, communication, training and travel, and other operating expenses, partly offset by lower expenses related to taxes and licenses, interconnection costs, depreciation and amortization, and insurance and security services. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 81% in each of the first three months of 2016 and 2015.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2016 and 2015 and the percentage of each expense item to the total:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
				(in millions)
Compensation and employee benefits	3,349	23	3,204	24	145	5
Depreciation and amortization	3,156	22	3,166	23	(10)	–
Repairs and maintenance	1,745	12	1,617	12	128	8
Interconnection costs	1,580	11	1,652	12	(72)	(4)
Professional and other contracted services	1,356	9	1,167	9	189	16
Rent	848	6	535	4	313	59
Cost of sales	781	5	491	4	290	59
Selling and promotions	468	3	467	3	1	–
Taxes and licenses	353	3	510	4	(157)	(31)
Asset impairment	310	2	285	2	25	9
Insurance and security services	178	1	183	1	(5)	(3)
Communication, training and travel	130	1	119	1	11	9
Other expenses	206	2	136	1	70	51

Total	14,460	100	13,532	100	928	7

Compensation and employee benefits expenses increased by Php145 million, or 5%, to Php3,349 million primarily due to higher salaries and employee benefits, and MRP costs, partially offset by lower provision for pension benefits. Employee headcount decreased to 9,835 as at March 31, 2016 as compared with 9,839 as at March 31, 2015.

Depreciation and amortization charges decreased by Php10 million to Php3,156 million due to lower depreciable asset base as a result of higher accelerated depreciation in 2015.

Repairs and maintenance expenses increased by Php128 million, or 8%, to Php1,745 million primarily due to higher repairs and maintenance costs on cable and wire facilities, and higher maintenance costs on IT hardware and software, and buildings, partially offset by lower office electricity charges.

Interconnection costs decreased by Php72 million, or 4%, to Php1,580 million primarily due to lower international interconnection/settlement costs as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower international outbound calls, and data and other network interconnection/settlement costs, particularly Fibernet and Infonet.

Professional and other contracted service expenses increased by Php189 million, or 16%, to Php1,356 million primarily due to higher consultancy, contracted service, and technical service fees, partially offset by lower legal fees.

Rent expenses increased by Php313 million, or 59%, to Php848 million primarily due to higher leased circuit, office building and pole rental charges, and higher customer premises equipment rental charges, partially offset by lower site rental charges.

Cost of sales increased by Php290 million, or 59%, to Php781 million primarily due to higher sale of equipment for PLDT UNO and Telpad units, higher computer-bundled sales, FabTAB for myDSL retention, and several managed PABX and OnCall solutions.

Selling and promotion expenses increased by Php1 million to Php468 million.

Taxes and licenses decreased by Php157 million, or 31%, to Php353 million as a result of lower tax settlements, real property taxes, NTC license fees and other business-related taxes.

Asset impairment increased by Php25 million, or 9%, to Php310 million mainly due to higher provision for uncollectible receivables.

Insurance and security services decreased by Php5 million, or 3%, to Php178 million primarily due to lower insurance and bond premiums, partially offset by higher expenses on office security services and group health insurance premiums.

Communication, training and travel expenses increased by Php11 million, or 9%, to Php130 million mainly due to higher training and travel, and communication, and mailing and courier charges, partly offset by lower fuel consumption costs.

Other expenses increased by Php70 million, or 51%, to Php206 million primarily due to higher various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the three months ended March 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
Other Income (Expenses):		(in millions)
Interest income	182	127	55	43
Foreign exchange gains (losses) – net	105	(11)	116	(1,055)
Equity share in net losses of associates	(68)	(2)	(66)	3,300
Gains (losses) on derivative financial instruments – net	(407)	15	(422)	(2,813)
Financing costs – net	(1,202)	(1,121)	(81)	7
Other income – net	1,529	481	1,048	218

Total	139	(511)	650	(127)

Our fixed line business’ other income amounted to Php139 million in the first three months of 2016, a change of Php650 million, or 127% as against other expenses of Php511 million in the same period in 2015 mainly due to the combined effects of the following: (i) an increase in other income – net by Php1,048 million due to gain on sale of property, fixed assets and materials, and higher gain on rental income; (ii) foreign exchange gains of Php105 million as against foreign exchange losses of Php11 million on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso relative to the U.S. dollar; (iii) an increase in interest income by Php55 million due to higher weighted average interest rates and increase in principal amount of temporary cash investments; (iv) higher equity share in net losses of associates by Php66 million mainly due to the share in net losses of Cignal TV; (v) higher financing costs by Php81 million mainly due to higher outstanding loan balances and effect of a higher weighted average exchange rate of the Philippine peso to the U.S. dollar, partially offset by lower weighted average interest rate on loans and lower financing charges; and (vi) losses on derivative financial instruments of Php407 million in the first three months of 2016 as against gains on derivative financial instruments of Php15 million in the same period in 2015 on account of mark-to-market gain on forward purchase contracts due to the appreciation of the Philippine peso relative to the U.S. dollar and narrower dollar and peso interest rate differentials.

Provision for Income Tax

Provision for income tax amounted to Php1,065 million in the first three months of 2016, an increase of Php260 million, or 32%, from Php805 million in the same period in 2015 primarily due to higher taxable income. The effective tax rates for our fixed line business were 29% and 31% in the first three months of 2016 and 2015, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php2,549 million in the first three months of 2016, an increase of Php746 million, or 41%, as compared with Php1,803 million in the same period in 2015.

EBITDA

Our fixed line business’ EBITDA increased by Php346 million, or 6%, to Php6,631 million in the first three months of 2016 from Php6,285 million in the same period in 2015.

Core Income

Our fixed line business’ core income increased by Php910 million, or 52%, to Php2,648 million in the first three months of 2016 from Php1,738 million in the same period in 2015, primarily as a result of higher fixed line revenues and other income, partially offset by higher fixed line operating expenses and higher provision for income tax.

Others

Expenses

Expenses related to our other business totaled Php1,598 million in the first three months of 2016, an increase of Php1,596 million as compared with Php2 million in the same period in 2015 primarily due to recognition of impairment loss on our investment in Rocket Internet SE (formerly Rocket Internet AG), or Rocket, resulting from the further decline in Rocket share price to €24.61 with a fair value of Php13,003 million as at March 31, 2016 as compared with €28.24 with a fair value of Php14,587 million as at December 31, 2015.

Other Income

The following table summarizes the breakdown of other income – net for other business segment for the three months ended March 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates and joint ventures	735	664	71	11
Interest income	19	23	(4)	(17)
Foreign exchange gains – net	261	5	256	5,120
Financing costs – net	(46)	(43)	(3)	7
Other income – net	–	303	(303)	(100)

Total	969	952	17	2

Other income increased by Php17 million, or 2%, to Php969 million in the first three months of 2016 from Php952 million in the same period in 2015 primarily due to the combined effects of the following: (i) higher foreign exchange gains by Php256 million; (ii) higher equity share in net earnings of associates by Php71 million mainly due to higher equity share in net earnings of Beta; (iii) an increase in financing costs by Php3 million; (iv) a decrease in interest income by Php4 million; and (v) other income – net of Php303 million in the three months ended March 31, 2015 due to the realized portion of deferred gain on the sale of Meralco shares.

Net Income (Loss)

As a result of the foregoing, our other business segment registered a net loss of Php591 million in the first three months of 2016, a decrease of Php1,532 million, or 163%, as against net income of Php941 million in the same period in 2015.

Core Income

Our other business segment’s core income amounted to Php668 million in the first three months of 2016, a decrease of Php275 million, or 29%, as compared with Php943 million in the same period in 2015 mainly as a result of higher operating expenses, partially offset by higher other income.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2016 and 2015, as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2016 and December 31, 2015:

	For the three months ended March 31,
	2016	2015
		(in millions)
Cash Flows
Net cash flows provided by operating activities	17,780		16,146
Net cash flows provided by (used in) investing activities	(15,180)		1,016
Capital expenditures	14,570		2,954
Net cash flows used in financing activities	(3,163)		1,502
Net increase (decrease) in cash and cash equivalents	(1,193)		18,559
	March 31,		December 31,

	2016		2015

		(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	129,974		143,982

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	31,216		16,910
Obligations under finance lease maturing within one year	1		1

	31,217		16,911

Total interest-bearing financial liabilities	161,191		160,893
Total equity attributable to equity holders of PLDT	105,322		113,608

	266,513		274,501

Other Selected Financial Data
Total assets	466,102		455,095
Property and equipment	202,588		195,782
Cash and cash equivalents	45,262		46,455
Short-term investments	3,228		1,429

Our consolidated cash and cash equivalents and short-term investments totaled Php48,490 million as at
March 31, 2016. Principal sources of consolidated cash and cash equivalents in the first three months of 2016 were cash flows from operating activities amounting to Php17,780 million, proceeds from availment of long-term debt of Php7,158 million, proceeds from disposal of property and equipment of Php1,236 million and interest received of Php304 million. These funds were used principally for: (1) capital expenditures, including capitalized interest, of Php14,570 million; (2) debt principal and interest payments of Php5,351 million and Php1,864 million, respectively; (3) net reductions to capital expenditures under long-term financing of Php2,688 million; (4) net payment for purchase of short-term investments of Php1,859 million; and (5) purchase of investment in associates and joint ventures of Php130 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php46,990 million as at March 31, 2015. Principal sources of consolidated cash and cash equivalents in the first three months of 2015 were cash flows from operating activities amounting to Php16,146 million, proceeds from availment of long-term debt of Php9,128 million, dividends received of Php5,139 million, interest received of Php212 million and net proceeds from redemption of investments in debt securities of Php100 million. These funds were used principally for:
(1) debt principal and interest payments of Php3,976 million and Php1,485 million, respectively; (2) capital outlays, including capitalized interest, of Php2,954 million; (3) net payment of capital expenditures under long-term financing of Php1,849 million; (4) payment for purchase of short-term investments of Php1,129 million;
(5) settlement of derivative financial instruments of Php189 million; (6) payment for purchase of investment in joint ventures and associates of Php160 million; and (7) dividend payments of Php24 million.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php1,634 million, or 10%, to Php17,780 million in the first three months of 2016 from Php16,146 million in the same period in 2015, primarily due to lower level of settlement of accounts payable and lower pension contribution, partially offset by lower level of collection of outstanding receivables, lower operating income, higher settlement of other current liabilities, higher prepayments and corporate taxes paid.

Cash flows provided by operating activities of our wireless business increased by Php3,836 million, or 46%, to Php12,133 million in the first three months of 2016 from Php8,297 million in the same period in 2015 primarily due to lower level of settlement of accounts payable and lower pension contribution, partially offset by lower level of collection of outstanding receivables, lower operating income, higher level of settlement of other liabilities, higher corporate taxes paid and higher prepayments. Cash flows provided by operating activities of our fixed line business decreased by Php2,124 million, or 27%, to Php5,799 million in the first three months of 2016 from Php7,923 million in the same period in 2015, primarily due to lower level of collection of accounts receivable, higher level of settlement of accounts payable, partly offset by higher operating income and lower pension contribution. Cash flows used in operating activities of our other business amounted to Php19 million in the first three months of 2016 from Php14 million in the same period in 2015.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php15,180 million in the first three months of 2016, a change of Php16,196 million from consolidated net cash flows provided by investing activities of Php1,016 million in the same period in 2015, primarily due to the combined effects of the following: (1) higher capital expenditures by Php11,616 million; (2) dividends of Php5,139 million received in 2015; (3) higher payments for purchase of short-term investments by Php730 million; (4) proceeds from redemption of investment in debt securities of Php100 million in 2015; (5) higher proceeds from disposal of property and equipment by Php1,199 million; (6) higher interest received by Php92 million; and (7) lower payment for purchase of investment in joint ventures and associates by Php30 million.

Our consolidated capital expenditures, including capitalized interest, in the first three months of 2016 totaled Php14,570 million, an increase of Php11,616 million as compared with Php2,954 million in the same period in 2015, primarily due to Smart Group’s and PLDT’s higher capital spending. Smart Group’s capital spending, which increased by Php11,858 million to Php13,581 million in the first three months of 2016 from Php1,723 million in the same period in 2015, primarily focused on expanding 3G, 4G and LTE coverage and reach, as well as capacity and service enhancements. PLDT’s capital spending decreased by Php519 million, or 5%, to Php507 million in the first three months of 2016 from Php1,026 million in the same period in 2015. The capex spending was used to finance the continuous facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency in various locations and acquisition of new platforms to complement introduction of new products and services, as well as the expansion of our data center business. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may continue to make acquisitions and investments in companies or businesses whenever we deem such acquisitions and investments will contribute to our growth.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php3,163 million in the first three months of 2016, a change of Php4,665 million from cash flows provided by financing activities of Php1,502 million in the same period in 2015, resulting largely from the combined effects of the following: (1) lower proceeds from availment of long-term debt by Php1,970 million; (2) higher net payments of long-term debt by Php1,375 million; (3) higher net reductions to capital expenditures under long-term financing by Php839 million; (4) higher interest payments by Php379 million; and (5) higher settlement of derivative financial instruments of Php123 million.

Debt Financing

Proceeds from availment of long-term debt for the year ended March 31, 2016 amounted to Php7,158 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and refinancing maturing loan obligations. Payments of principal and interest on our total debt amounted to Php5,351 million and Php1,864 million, respectively, for the year ended March 31, 2016.

Our consolidated long-term debt increased by Php298 million to Php161,190 million as at March 31, 2016 from Php160,892 million as at December 31, 2015 primarily due to drawings from our long-term facilities, partially offset by debt amortizations, prepayments and the appreciation of the Philippine peso relative to the U.S. dollar to Php45.99 as at March 31, 2016. As at March 31, 2016, the long-term debt levels of Smart increased by 5% to Php64,844 million, while PLDT’s long-term debt level decreased to Php92,058 million and DMPI’s decreased by 13% to Php4,288 million, as compared with December 31, 2015.

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation, to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for network expansion and improvement programs. The amount of US$25 million was fully drawn on March 30, 2016 and remained outstanding as at March 31, 2016.

Approximately Php92,212 million principal amount of our consolidated outstanding long-term debt as at March 31, 2016 is scheduled to mature over the period from 2016 to 2020. Of this amount, Php50,710 million is attributable to PLDT, Php37,214 million to Smart and Php4,288 million to DMPI.

For a complete discussion of our long-term debt, see Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at March 31, 2016 and 2015, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013 and approximately 90% of our core earnings for 2014. For 2015, we paid out 75% of our 2015 core earnings.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments in the first three months of 2016 amounted to Php16 million as compared with Php24 million paid to shareholders in the same period in 2015.

The following table shows the dividends declared to shareholders from the earnings for the three months ended March 31, 2016 and 2015:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in millions, except per share amount)
2016
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 26, 2016	February 24, 2016	March 15, 2016	–	12
Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	–	3
Charged to Retained Earnings					15

2015
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 27, 2015	February 26, 2015	March 15, 2015	–	12
Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015	–	2
Charged to Retained Earnings					14

(1) Dividends were declared based on total amount paid up.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at March 31, 2016 and 2015, see Note 28 – Financial Assets and Liabilities – Liquidity Risks to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php25 million and Php46 million as at March 31, 2016 and December 31, 2015, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issuances and sale of certain assets.

For further discussions of these risks, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at March 31, 2016 and December 31, 2015 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in millions)
Noncurrent Financial Assets
Investments in debt securities and other long-term investments – net of current portion	942	972
Advances and other noncurrent assets – net of current portion	2,598	2,305

Total noncurrent financial assets	3,540	3,277

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	130,974	145,731
Customers’ deposits	2,423	1,868
Deferred credits and other noncurrent liabilities	17,203	17,973

Total noncurrent financial liabilities	150,600	165,572

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2016 and the year ended December 31, 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in millions)
Profit and Loss
Interest income	255	799
Gains (losses) on derivative financial instruments – net	(497)	420
Accretion on financial liabilities	(75)	(231)
Interest on loans and other related items	(1,823)	(6,289)
Other Comprehensive Income
Net fair value gains (losses) on cash flow hedges – net of tax	(259)	31
Net losses on available-for-sale financial investments – net of tax	(1)	(8,135)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines for the three months ended March 31, 2016 and 2015 were 1.1% and 2.4%, respectively. Moving forward, we currently expect inflation to remain low.

PART II – OTHER INFORMATION

Proposed amendment to the corporate name of the Company

On April 12, 2016, the Board of Directors approved the proposed amendment to the Company’s name from Philippine Long Distance Telephone Company to PLDT, Inc., the acronym of its corporate name and its registered business or trade name.

The Company’s current corporate name, Philippine Long Distance Telephone Company, reflects the traditional fixed line telecommunications business that it engaged in for several years following its incorporation in 1928. However, the Company’s business has evolved such that its revenues are no longer mainly from its long distance toll revenue business but are now largely from its expanded business portfolio that includes wireless telecommunications, data, broadband and information technology services and other related value added services. It is by the name PLDT that the Company, with its expanded business and leadership in the industry, has been known and recognized in the past several years.

The proposed amendment will be presented for approval by the Company’s stockholders in its Annual Stockholders Meeting on June 14, 2016.

Joint Venture Agreement between PLDT Capital and Hopscotch

On April 15, 2016, PLDT Capital Pte. Ltd., or PLDT Capital, and Gohopscotch, Inc., or Hopscotch, a Delaware corporation, entered into a Joint Venture Agreement, JVA, to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia. Hopscotch has developed and owns certain technology and intellectual property for the development of custom mobile applications for sports teams, live events, and brands to enhance fan engagement and increase mobile advertising revenue. As a vehicle to execute the JVA, PLDT Capital incorporated Gohopscotch Southeast Asia Pte. Ltd., a Singapore company, on March 1, 2016.

eInnovations’ Investment in ECommerce Pay Holding S.à r.l., or MePay Global

On January 6, 2015, PLDT, through eInnovations Holdings Pte. Ltd, or eInnovations, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner holds a 50% equity interest.  MePay Global is a global joint venture for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of MePay Global and invested on August 11, 2015 €1.2 million into MePay Global.

On February 3, 2016, eInnovations further contributed, via its subsidiary ePay Investments Pte. Ltd., or ePay, the intellectual property, platforms and business operations of its market-leading mobile-first platform, PayMaya, as had been agreed in the joint venture agreement.  Rocket has contributed from the beginning of the joint venture, among other things, its participations in Paymill Holding GmbH and Payleven Holding GmbH, which are payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe.

Consequently, in February 2016, the ownership of ePay Group was transferred from eInnovations to MePay Global and PLDT ceased to recognize ePay Group as its subsidiary.

PLDT Online’s Investment in iFlix Limited, or iFlix

On April 23, 2015, PLDT Online subscribed to a convertible note of iFlix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015. iFlix will use the funds to continue to roll out the iFlix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible notes held by PLDT Online were converted into 20.7 million ordinary shares of iFlix after Southeast Asia’s leading internet TV service provider completed a new round of funding led by Sky Plc, Europe’s leading entertainment company and the Indonesian company, Emtek Group, through its subsidiary, PT Surya Citra Media Tbk, or SCMA. PLDT Online’s shares account for the 7.5% of the total equity stock of iFlix which had a post money valuation of US$450 million following the investments of Sky Plc and SCMA.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 25 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at March 31, 2016:

			3160	6190	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
		(in millions)
Retail subscribers	20,624	5,677	2,558	724	11,665
Corporate subscribers	10,612	2,360	1,713	833	5,706
Foreign administrations	6,265	919	696	605	4,045
Domestic carriers	594	88	44	73	389
Dealers, agents and others	6,378	2,573	814	239	2,752

Total	44,473	11,617	5,825	2,474	24,557

Less: Allowance for doubtful accounts.	17,305
Total Receivables — net	27,168

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at March 31, 2016 and 2015:

	2016	2015
Current Ratio(1)	0.50:1.0	0.57:1.0
Net Debt to Equity Ratio(2)	1.07:1.0	0.74:1.0
Net Debt to EBITDA Ratio(3)	1.67:1.0	1.15:1.0
Total Debt to EBITDA Ratio(4)	2.39:1.0	1.77:1.0
Asset to Equity Ratio(5)	4.43:1.0	3.72:1.0
Interest Coverage Ratio(6)	4.54:1.0	8.95:1.0
Profit Margin(7)	15%	22%
Return on Assets(8)	4%	8%
Return on Equity(9)	17%	27%
EBITDA Margin(10)	41%	48%

(1) Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA for the 12 months average period.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) divided by EBITDA for the 12 months average period.

(5) Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.

(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the period, divided by total financing cost for the period.

(7) Profit margin is derived by dividing net income for the period with total revenues for the period.

(8) Return on assets is measured as net income for the period divided by average total assets.

(9) Return on Equity is measured as net income for the period divided by average total equity attributable to equity holders of PLDT.

(10) EBITDA margin is measured as EBITDA divided by service revenues for the 12 months average period.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2016 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Signature and Title: /s/ Manuel V. Pangilinan

Manuel V. Pangilinan
President and Chief Executive Officer
Signature and Title: /s/ Anabelle Lim-Chua

Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)
Signature and Title: /s/ June Cheryl A. Cabal-Revilla

June Cheryl A. Cabal-Revilla
First Vice President
(Principal Accounting Officer)
Date: May 3, 2016

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2016 (UNAUDITED) AND DECEMBER 31, 2015 (AUDITED)
AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at March 31,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment (Notes 3, 5, 9, 13 and 21)	202,588	195,782
Investments in associates and joint ventures (Notes 3, 4, 10 and 25)	49,454	48,703
Available-for-sale financial investments (Notes 6, 11 and 28)	14,126	15,711
Investment in debt securities and other long-term investments – net of current portion (Notes 12 and 28)	942	952
Investment properties (Notes 3, 6, 9 and 13)	1,825	1,825
Goodwill and intangible assets (Notes 3, 14 and 15)	71,908	72,117
Deferred income tax assets – net (Notes 3, 4 and 7)	22,011	21,941
Derivative financial assets – net of current portion (Note 28)	57	145
Prepayments – net of current portion (Notes 3, 7, 19, 25 and 26)	4,499	3,475
Advances and other noncurrent assets – net of current portion (Note 28)	3,020	3,003

Total Noncurrent Assets	370,430	363,654

Current Assets
Cash and cash equivalents (Notes 16 and 28)	45,262	46,455
Short-term investments (Note 28)	3,228	1,429
Trade and other receivables (Notes 3, 5, 17, 25 and 28)	27,168	24,898
Inventories and supplies (Notes 5 and 18)	5,704	4,614
Current portion of derivative financial assets (Note 28)	11	26
Current portion of investment in debt securities and other long-term investments (Notes 12 and 28)	51	51
Current portion of prepayments (Note 19)	6,040	5,798
Current portion of advances and other noncurrent assets (Notes 20 and 28)	8,208	8,170

Total Current Assets	95,672	91,441

TOTAL ASSETS	466,102	455,095

EQUITY AND LIABILITIES

Equity (Note 28)
Non-voting serial preferred stock (Notes 8 and 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8 and 20)	1,093	1,093
Treasury stock (Notes 8 and 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,515	130,517
Retained earnings (Note 20)	82	6,195
Other comprehensive loss (Note 6)	(20,373)	(18,202)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	105,322	113,608
Noncontrolling interests (Note 6)	281	290

TOTAL EQUITY	105,603	113,898

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at March 31,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 9, 21 and 28)	130,974	143,982
Deferred income tax liabilities – net (Notes 4 and 7)	3,599	3,704
Derivative financial liabilities – net of current portion (Note 28)	1,359	736
Customers’ deposits (Note 28)	2,423	2,430
Pension and other employee benefits (Notes 3, 5 and 26)	10,941	10,197
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 22 and 28)	19,335	21,482

Total Noncurrent Liabilities	168,631	182,531

Current Liabilities
Accounts payable (Notes 23, 25, 27 and 28)	60,098	52,679
Accrued expenses and other current liabilities (Notes 3, 20, 21, 24, 25, 26 and 28)	83,572	84,286
Current portion of interest-bearing financial liabilities (Notes 3, 9, 21 and 28)	30,217	16,911
Provision for claims and assessments (Notes 3 and 27)	897	897
Dividends payable (Notes 20 and 28)	13,795	1,461
Current portion of derivative financial liabilities (Note 28)	338	306
Income tax payable (Note 7)	2,951	2,126

Total Current Liabilities	191,868	158,666
TOTAL LIABILITIES	360,499	341,197

TOTAL EQUITY AND LIABILITIES	466,102	455,095

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(in million pesos, except earnings per common share amounts which are in pesos)

	2016	2015
	(Unaudited)
REVENUES
Service revenues (Notes 3 and 4)	40,598	40,548
Non-service revenues (Notes 3, 4 and 5)	2,181	2,005

	42,779	42,553

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	7,158	6,896
Cost of sales (Notes 5, 18 and 25)	5,233	3,704
Compensation and employee benefits (Notes 3, 5 and 26)	5,231	4,981
Repairs and maintenance (Notes 13, 18 and 25)	3,671	3,667
Asset impairment (Notes 3, 4, 5, 9, 10, 11, 17, 18 and 28)	3,228	866
Interconnection costs	2,436	2,583
Professional and other contracted services (Note 25)	2,174	1,926
Selling and promotions (Note 25)	1,718	2,017
Rent (Notes 3 and 25)	1,670	1,458
Taxes and licenses (Note 27)	1,322	1,051
Insurance and security services (Note 25)	463	460
Communication, training and travel (Note 25)	301	311
Amortization of intangible assets (Notes 3, 4 and 15)	272	268
Other expenses	309	247

	35,186	30,435

	7,593	12,118

OTHER INCOME
Foreign exchange gains – net (Notes 4, 9 and 28)	970	43
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	637	653
Interest income (Notes 4, 5, 12 and 16)	255	184
Gains (losses) on derivative financial instruments – net (Notes 4 and 28)	(497)	30
Financing costs – net (Notes 4, 5, 9, 21 and 28)	(1,804)	(1,535)
Other income – net (Notes 3, 4 and 13)	1,808	763

	1,369	138

INCOME BEFORE INCOME TAX (Note 4)	8,962	12,256
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	2,729	2,858

NET INCOME (Note 4)	6,233	9,398
ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	6,217	9,387
Noncontrolling interests (Notes 4 and 8)	16	11

	6,233	9,398

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	28.71	43.38
Diluted	28.71	43.38

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2016 and 2015
(in million pesos)

	2016	2015
	(Unaudited)
NET INCOME (Note 4)	6,233	9,398
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net losses on available-for-sale financial investments:	(1)	(5,502)
Losses from changes in fair value recognized during the period (Note 11)	(1,584)	(5,502)
Impairment loss recognized in profit or loss (Notes 3, 4, 5 and 11)	1,583	–
Foreign currency translation differences of subsidiaries	(42)	(46)
Net transactions on cash flow hedges:	(259)	(37)
Net fair value losses on cash flow hedges (Note 28)	(390)	(69)
Income tax related to fair value adjustments charged directly to equity (Note 7)	131	32
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	–	(88)
Net other comprehensive loss to be reclassified to profit or loss in subsequent periods	(302)	(5,673)

Actuarial losses on defined benefit obligations:	(1,873)	(774)
Remeasurement in actuarial losses on defined benefit obligations	(2,682)	(1,104)
Income tax related to remeasurement adjustments (Note 7)	809	330
Revaluation increment on investment properties:	–	(1)
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(1)	(1)
Income tax related to revaluation increment charged directly to equity (Note 7)	1	–
Net other comprehensive loss not to be reclassified to profit or loss in subsequent
periods	(1,873)	(775)
Total Other Comprehensive Loss – Net of Tax	(2,175)	(6,448)

TOTAL COMPREHENSIVE INCOME	4,058	2,950

ATTRIBUTABLE TO:
Equity holders of PLDT	4,046	2,935
Noncontrolling interests	12	15

	4,058	2,950

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2016 and 2015
(in million pesos)

							Total Equity
						Other	Attributable to
		Common		Capital in Excess of		Comprehensive	Equity Holders	Noncontrolling	Total
	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Loss	of PLDT	Interests	Equity
Balances as at January 1, 2016	510	1,093	(6,505)	130,517	6,195	(18,202)	113,608	290	113,898
Total comprehensive income:	–	–	–	–	6,217	(2,171)	4,046	12	4,058
Net income (Notes 4 and 8)	–	–	–	–	6,217	–	6,217	16	6,233
Other comprehensive loss (Note 6)	–	–	–	–	–	(2,171)	(2,171)	(4)	(2,175)
Cash dividends (Note 20)	–	–	–	–	(12,330)	–	(12,330)	(20)	(12,350)
Acquisition and dilution of noncontrolling interests	–	–	–	(2)	–	–	(2)	(1)	(3)
Balances as at March 31, 2016 (Unaudited)	510	1,093	(6,505)	130,515	82	(20,373)	105,322	281	105,603

Balances as at January 1, 2015	510	1,093	(6,505)	130,521	17,030	(8,285)	134,364	304	134,668
Total comprehensive income:	–	–	–	–	9,387	(6,452)	2,935	15	2,950
Net income (Notes 4 and 8)	–	–	–	–	9,387	–	9,387	11	9,398
Other comprehensive income (loss) (Note 6)	–	–	–	–	–	(6,452)	(6,452)	4	(6,448)
Cash dividends (Note 20)	–	–	–	–	(18,811)	–	(18,811)	(17)	(18,828)
Acquisition and dilution of noncontrolling interests	–	–	–	–	–	–	–	(1)	(1)

Balances as at March 31, 2015 (Unaudited)	510	1,093	(6,505)	130,521	7,606	(14,737)	118,488	301	118,789

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2016 and 2015
(in million pesos)

	2016	2015
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	8,962	12,256
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	7,158	6,896
Asset impairment (Notes 3, 4, 5, 9, 10, 11, 17 and 18)	3,228	866
Interest on loans and other related items – net (Notes 4, 5, 9, 21 and 28)	1,722	1,362
Losses (gains) on derivative financial instruments – net (Notes 4 and 28)	497	(30)
Pension benefit costs (Notes 3, 5 and 26)	435	494
Amortization of intangible assets (Notes 3, 4 and 15)	272	268
Accretion on financial liabilities – net (Notes 5, 21 and 28)	75	45
Gain on disposal of investments in subsidiaries	(2)	–
Interest income (Notes 4, 5, 12 and 16)	(255)	(184)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(637)	(653)
Foreign exchange gains – net (Notes 4, 9 and 28)	(970)	(43)
Gains on disposal of property and equipment (Note 9)	(973)	(10)
Others	9	(180)

Operating income before changes in assets and liabilities	19,521	21,087
Decrease (increase) in:
Trade and other receivables	(5,245)	1,860
Inventories and supplies	(1,268)	(254)
Prepayments	(1,371)	(1,151)
Advances and other noncurrent assets	(50)	(5)
Increase (decrease) in:
Accounts payable	9,665	(1,062)
Accrued expenses and other current liabilities	51	774
Pension and other employee benefits	(2,487)	(4,547)
Customers’ deposits	(6)	3
Other noncurrent liabilities	16	2

Net cash flows generated from operations	18,826	16,707
Income taxes paid	(1,046)	(561)

Net cash flows from operating activities	17,780	16,146

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	304	212
Proceeds from:
Disposal of property and equipment (Note 9)	1,236	37
Maturity of investment in debt securities	–	100
Disposal of investment properties (Note 13)	–	8
Payments for:
Acquisition of intangible assets (Note 15)	(1)	(155)
Interest paid – capitalized to property and equipment (Notes 4, 5, 9 and 21)	(101)	(86)
Purchase of investments in associates and joint ventures	(130)	(160)
Purchase of short-term investments	(1,859)	(1,129)
Purchase of shares of noncontrolling interests – net of cash acquired	–	(9)
Increase in notes receivable	–	4
Cash from deconsolidated subsidiaries	(141)	–
Additions to property and equipment (Notes 4 and 9)	(14,469)	(2,868)
Dividends received (Note 10)	–	5,139
Increase in advances and other noncurrent assets	(19)	(77)

Net cash flows provided by (used in) investing activities	(15,180)	1,016

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Three Months Ended March 31, 2016 and 2015
(in million pesos)

	2016	2015
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availments of long-term debt (Note 21)	7,158	9,128
Payments for:
Obligations under finance leases	(1)	(1)
Cash dividends (Note 20)	(16)	(24)
Debt issuance costs (Note 21)	(89)	(102)
Derivative financial instruments (Note 28)	(312)	(189)
Interest – net of capitalized portion (Notes 5 and 21)	(1,864)	(1,485)
Long-term debt (Note 21)	(5,351)	(3,976)
Long-term financing for capital expenditures	(2,688)	(1,849)
Net cash flows provided by (used in) financing activities	(3,163)	1,502

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(630)	(105)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,193)	18,559
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 16)	46,455	26,659

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 16)	45,262	45,218

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2016.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT             shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at March 31, 2016. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common             shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at March 31, 2016, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at March 31, 2016. See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 40 million ADSs outstanding as at March 31, 2016.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments (Wireless, Fixed Line and Others), we offer the largest and most diversified range of telecommunications services which offers data and multi-media services across the Philippines’ most extensive fiber optic backbone, wireless and fixed line networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Proposed Amendment to the Corporate Name of the Company

On April 12, 2016, the Board of Directors approved the proposed amendment to the Company’s name from Philippine Long Distance Telephone Company to PLDT, Inc., the acronym of its corporate name and its registered business or trade name.

The Company’s current corporate name, Philippine Long Distance Telephone Company, reflects the traditional fixed line telecommunications business that it engaged in for several years following its incorporation in 1928. However, the Company’s business has evolved such that its revenues are no longer mainly from its long distance toll revenue business but are now largely from its expanded business portfolio that includes wireless telecommunications, data, broadband and information technology services and other related value added services. It is by the name PLDT that the Company, with its expanded business and leadership in the industry, has been known and recognized in the past several years.

The proposed amendment will be presented for approval to the Company’s stockholders in its Annual Stockholders Meeting on June 14, 2016.

2. Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments, certain short-term investments and investment properties that are measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at March 31, 2016 and December 31, 2015:

			March 31,		December 31,
			2016		2015
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI,		Internet broadband distribution
and Subsidiary	Philippines	services	–	100.0	–	100.0
Primeworld Digital Systems, Inc.,		Internet broadband distribution
or PDSI	Philippines	services	–	100.0	–	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	–	100.0	–	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	–	100.0	–	100.0
Far East Capital Limited, or FECL,	Cayman Islands	Cost effective offshore financing	–	100.0	–	100.0
and Subsidiary, or FECL Group		and risk management activities for
		Smart
PH Communications Holdings Corporation	Philippines	Investment company	–	100.0	–	100.0
Connectivity Unlimited Resource Enterprise, or	Philippines	Cellular mobile services	–	100.0	–	100.0
CURE
Francom Holdings, Inc.:	Philippines	Investment company	–	100.0	–	100.0
Chikka Holdings Limited, or Chikka,	British Virgin	Content provider, mobile	–	100.0	–	100.0
and Subsidiaries, or Chikka Group	Islands	applications development and
		services
Voyager Innovations, Inc., or	Philippines	Mobile applications and digital	–	100.0	–	100.0
Voyager(a)		platforms developer
eInnovations Holdings Pte. Ltd.,	Singapore	Investment company	–	100.0	–	100.0
or eInnovations (formerly Smarthub Pte. Ltd.)(a)(b)(c):
Takatack Holdings Pte. Ltd., or Takatack	Singapore	Investment company	–	100.0	–	100.0
Holdings (formerly Takatack Pte. Ltd.)(d)
Takatack Technologies Pte. Ltd., or	Singapore	Development and maintenance of	–	100.0	–	100.0
Takatack Technologies (formerly		IT-based solutions for
Paywhere Pte. Ltd.)(e)		communications and e-Commerce
		platforms
iCommerce Investments Pte. Ltd., or	Singapore	Investment company	–	100.0	–	100.0
iCommerce(c)
Voyager Fintech Ventures Pte. Ltd., or	Singapore	Investment company	–	100.0	–	100.0
Fintech Ventures (formerly eInnovations Ventures Pte. Ltd. or eVentures)(f)
ePay Investments Pte. Ltd.,	Singapore	Investment company	–	–	–	100.0
or ePay(c)
PayMaya Philippines, Inc.	Philippines	Provide and market certain mobile	–	–	–	100.0
or PayMaya (formerly Smart e-Money,		payment services
Inc.)(g)
PayMaya Operations Philippines, Inc.,	Philippines	Market, sell and distribute payment	–	–	–	100.0
or PayMaya Ops (formerly mePay		solutions and other related services
Operations Philippines, Inc.)(h)
3rd Brand Pte. Ltd., or		Solutions and systems integration
3rd Brand	Singapore	services	–	85.0	–	85.0
WiFun, Inc., or WiFun(i)	Philippines	Software developer and selling of	–	100.0	–	100.0
		WiFi access equipment
Telesat, Inc.(j)	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or	Philippines	Satellite information and messaging	88.5	11.5	88.5	11.5
ACeS Philippines		services
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	–	99.6	–	99.6

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global, and	British Virgin
Subsidiaries	Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc.(j)	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or	Philippines	Telecommunications services	100.0	–	100.0	–
Philcom Group
Talas Data Intelligence, Inc., or Talas(k)	Philippines	Business infrastructure and	100.0	–	100.0	–
		solutions; intelligent data
		processing and implementation
		services and data analytics insight
		generation
ePLDT, Inc., or ePLDT:	Philippines	Information and communications	100.0	–	100.0	–
		infrastructure for internet-based
		services, e-commerce, customer
		relationship management and IT
		related services
IP Converge Data Services, Inc.,	Philippines	Information and communications	–	100.0	–	100.0
or IPCDSI, and Subsidiary, or IPCDSI		infrastructure for internet-based
Group(l)		services, e-commerce, customer
		relationship management and IT
		related services
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	–	100.0	–	100.0
ABM Global Solutions, Inc., or AGS, and	Philippines	Internet-based purchasing, IT	–	99.8	–	99.8
Subsidiaries, or AGS Group(m)		consulting and professional services
		Bills printing and other related
ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0	–	67.0
netGames, Inc.(n)	Philippines	Gaming support services	–	57.5	–	57.5
Digitel:	Philippines	Telecommunications services	99.6	–	99.6	–
Digitel Information Technology Services,	Philippines	Internet services	–	99.6	–	99.6
Inc.(j)
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	–	98.0	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure	75.0	–	75.0	–
		and related VAS
Pacific Global One Aviation Company, Inc., or	Philippines	Air transportation business	65.0	–	65.0	–
PG1(o)
Pilipinas Global Network Limited,	British Virgin	Internal distributor of Filipino	64.6	–	64.6	–
or PGNL, and Subsidiaries(p)	Islands	channels and content
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	–	100.0	–
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries(q)	Singapore	Investment company	100.0	–	100.0	–
Mabuhay Investments Corporation,	Philippines	Investment company	67.0	–	67.0	–
or MIC(j)
PLDT Global Investments Corporation,	British Virgin	Investment company	–	100.0	–	100.0
or PGIC	Islands
PLDT Communications and Energy Ventures, Inc., or	Philippines	Investment company	–	99.9	–	99.9
PCEV

(a)	On December 18, 2014, the Board of Directors of Smart approved the consolidation of various digital businesses under Voyager, wherein Voyager owns 100% of eInnovations, which in turn, directly owns the Takatack Holdings, 3rd Brand, ePay, iCommerce and Fintech Ventures. See Consolidation of Various Digital Businesses of Smart under Voyager below for further discussion.

(b)	On February 24, 2015, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore, the national regulator of business entities in Singapore, approved the change in the business name of Smart Hub Pte. Ltd. to eInnovations Holdings Pte. Ltd.

(c)	On February 27, 2015, ePay and iCommerce were incorporated in Singapore to provide digital, internet, information, communication and IT-related activities. Both subsidiaries will serve as the holding companies of other digital investments. ePay and iCommerce are 100% owned by eInnovations, each having an initial capitalization of SGD10 thousand, or Php323 thousand. ePay was deconsolidated in February 2016. See Note 10 – Investments in Associates and Joint Ventures – eInnovations Investment in MePay Global.

(d)	On October 1, 2015, the ACRA of Singapore approved the change in the business name of Takatack Pte. Ltd. to Takatack Holdings Pte. Ltd.

(e)	On August 6, 2015, Takatack Holdings acquired 100% equity interest in Paywhere Pte. Ltd. On October 1, 2015, the ACRA of Singapore approved the change in the business name of Paywhere Pte. Ltd. to Takatack Technologies Pte. Ltd. See Consolidation of Various Digital Businesses of Smart under Voyager below for further discussion.

(f)	On August 21, 2015, eVentures was incorporated in Singapore to serve as a holding company of other digital investments providing digital, internet, information, communication and IT-related activities. On January 12, 2016, the ACRA of Singapore approved the change in business name of eVentures to Voyager Fintech Ventures Pte. Ltd.

(g)	Effective September 15, 2015, the Philippine Securities and Exchange Commission, or Philippine SEC, approved the amendment of Smart e-Money, Inc.’s name to PayMaya Philippines, Inc.

(h)	On February 10, 2015, mePay Operations Philippines, Inc. was incorporated in the Philippines to market, sell and distribute payment solutions and other related services. Effective June 22, 2015, the Philippine SEC approved the amendment of mePay Operations Philippines, Inc. name to PayMaya Operations Philippines, Inc. PayMaya Ops is 60% and 40% owned by PayMaya and Smart, respectively, with initial capitalization of Php1 million. Smart’s carrying amount of investment in PayMaya amounted to Php400 thousand as at December 31, 2015.

(i)	On November 18, 2014, Smart acquired an 87% equity interest in WiFun. On November 25, 2015, Smart acquired the remaining 13% noncontrolling shares for a total purchase price of Php10 million, of which Php7 million and Php3 million were paid on November 25, 2015 and February 29, 2016, respectively.

(j)	Ceased commercial operations.

(k)	On June 16, 2015, Talas was incorporated in the Philippines to implement the Intelligent Data Fabric and immediate delivery of Big Data capability platform of the PLDT Group.

(l)	On January 28, 2014, IPCDSI acquired a 100% equity interest in Rack I.T. Data Center, Inc., or Rack IT. See Note 14 – Business Combinations – IPCDSI’s Acquisition of Rack IT.

(m)	In 2014, ePLDT acquired an additional 0.6% equity interest in AGS from its minority shareholders for a total consideration of Php0.6 million, thereby increasing ePLDT’s ownership in AGS from 99.2% to 99.8%.

(n)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.

(o)	On March 10, 2014, PLDT acquired an additional 37.5 million shares of PG1, thereby increasing its ownership from 50% to 65%.

(p)	In September 2014, PLDT converted a receivable from PGNL amounting to US$5.5 million as additional investment and infused additional cash into PGNL amounting to US$1.3 million thereby increasing its interest in PGNL from 60.0% to 64.6%.

(q)	On August 1, 2014, PLDT Digital was incorporated to be the holding company of PLDT Online Investments Pte. Ltd., or PLDT Online, an entity that holds an investment in Rocket Internet SE (formerly Rocket Internet AG), or Rocket. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in Phunware and Appcard, Note 10 – Investments in Associates and Joint Ventures – Investment of PLDT Capital in Phunware and in AppCard and Note 11 – Available-for-Sale Financial Investments – PLDT Online’s Investment in Rocket.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest;
(c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

See Note 14 – Business Combinations for further related disclosures.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at May 3, 2016, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale. However, these were not presented separately in our consolidated statements of financial position as the carrying amounts are not material.

PCEV’s Common Stock

On June 24, 2014, PCEV’s Board of Directors approved a program involving the repurchase or buyback program of its common shares, which are owned by its remaining minority stockholders and offered for sale at a price of not more than Php100,000 per share.

In 2014, the number of holders of PCEV common stock decreased to 97 and because the number of shareholders decreased below 100, PCEV filed a petition to the Philippine SEC for the suspension of duty to file reports under Section 17 of the Philippine SEC Regulation Code on December 22, 2014.

After the buyback program which ended on June 30, 2015, the number of holders of PCEV common stock decreased to 96.

On December 22, 2015, a year after submission of the petition, PCEV re-filed the notification of suspension of duty to file reports, advising the commission that PCEV will cease filing any reports required under Section 17 of the Philippine SEC Regulation Code beginning January 1, 2016.

Consolidation of Various Digital Businesses of Smart under Voyager

On December 18, 2014, the Board of Directors of Smart approved the consolidation of various digital businesses under Voyager. To facilitate the consolidation of these entities, the following were executed: (a) On February 25, 2015, Smart made an additional capital cash infusion to Voyager amounting to Php250 million and converted Php400 million Smart advances to Voyager into additional paid-in capital; (b) On March 4, 2015, Smart sold all of its             shares in eInnovations to Voyager for SGD7.6 million, or Php243 million; (c) On March 17, 2015, Smart granted an interest-bearing loan to eInnovations amounting to US$13.5 million, or Php600 million; and (d) On March 26, 2015, Smart sold all of its shares in PayMaya to ePay for Php603 million.

On August 3, 2015, the Board of Directors of Smart approved the additional equity infusion by Smart to Voyager of Php1,716 million via subscription to additional shares. Of this amount, Smart has invested additional capital of Php1,332 million as at December 31, 2015. The additional equity infusion is intended for Voyager’s various investments, as well as capital expenditures and working capital requirements. The total investment of Smart in Voyager amounted to Php2,295 million as at March 31, 2016.

The transactions above have no impact on our consolidated financial statements.

PayMaya’s Investment in PayMaya Ops

PayMaya Ops was incorporated in the Philippines on February 10, 2015 to market, sell and distribute payment solutions and other related services.  PayMaya Ops is 60% and 40% owned by PayMaya and Smart, respectively, with an initial capitalization of Php1 million.

On the mobile financial solutions side, Voyager launched PayMaya Visa card with Beep, a three-in-one product – a Beep card with stored Near Field Communication/value for use in Metro Manila’s light rail system, a virtual Visa card which can be used to pay for online/e-commerce transactions and a physical Visa debit card.

Incorporation of Talas

On June 9, 2015, the PLDT Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT. Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 28, 2015, for purposes of incorporation.

Talas is tasked with unifying the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the delivery of the big data capability platform to PLDT and Smart.

Incorporation of PLDT Capital Pte. Ltd., or PLDT Capital

PLDT Capital was incorporated as a wholly-owned subsidiary of PLDT Online on August 12, 2015. As an investment arm, PLDT Capital is envisioned to be an important pillar in supporting the PLDT Group’s digital pivot through collaboration with world-class pioneering companies in Silicon Valley, USA and around the world.

In 2015, PLDT Capital made the following investments:

Investment in Phunware, Inc., or Phunware;
Investment in AppCard, Inc., or AppCard; and
Investment in Matrixx Software, Inc., or Matrixx

See Note 10 – Investments in Associates and Joint Ventures and Note 11 – Available-for-Sale Financial Investments.

Joint Venture Agreement between PLDT Capital and Gohopscotch, Inc., or Hopscotch

On April 15, 2016, PLDT Capital and Hopscotch, a Delaware corporation, entered into a joint venture agreement, or JVA, to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia. Hopscotch has developed and owns certain technology and intellectual property for the development of custom mobile applications for sports teams, live events, and brands to enhance fan engagement and increase mobile advertising revenue. As a vehicle to execute the JVA, PLDT Capital incorporated Gohopscotch Southeast Asia Pte. Ltd., a Singapore Company, on March 1, 2016.

New and Amended Standards and Interpretations

The Group applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments to the standards as at January 1, 2016 did not have any significant impact on our consolidated financial statements.

PFRS 10, Consolidated Financial Statements, and Philippine Accounting Standards, or PAS, 28, Investments in Associates and Joint Ventures — Investment Entities: Applying the Consolidation Exception (Amendments)
PAS 27, Separate Financial Statements — Equity Method in Separate Financial Statements (Amendments)
PFRS 11, Joint Arrangements — Accounting for Acquisitions of Interests (Amendments)
PAS 1, Presentation of Financial Statements — Disclosure Initiative (Amendments)
PFRS 14, Regulatory Deferral Accounts
PAS 16, Property, Plant and Equipment, and PAS 41, Agriculture — Bearer Plants
PAS 16, Property, Plant and Equipment, and PAS 38, Intangible Assets — Clarification of Acceptable Methods of Depreciation and Amortization (Amendments)
Annual Improvements to PFRS (2012-2014 Cycle)

PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations — Changes in Methods of Disposal
PFRS 7, Financial Instruments: Disclosures — Servicing Contracts
PFRS 7, Applicability of the Amendments to PFRS 7 to Condensed Interim Financial Statements
PAS 19, Employee Benefits — Regional Market Issue regarding Discount Rate
PAS 34, Interim Financial Reporting – Disclosure of Information ‘Elsewhere in the Interim Financial Report’

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control nor joint control over those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation.

Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. Our investment in joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

Current Versus Noncurrent Classifications

We present assets and liabilities in the statement of financial position based on current or noncurrent classification.

An asset is current when it is:

Expected to be realized or intended to be sold or consumed in the normal operating cycle;
Held primarily for the purpose of trading;
Expected to be realized within twelve months after the reporting period; or
Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

It is expected to be settled in the normal operating cycle;
It is held primarily for the purpose of trading;
It is due to be settled within twelve months after the reporting period; or
There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

We classify all other liabilities as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries, PGIC, eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, Chikka Pte. Ltd., or CPL, ABM Global Solutions Pte. Ltd., or AGSPL, Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, ABMGS Sdn. Bhd., or AGS Malaysia, and PT Advance Business Microsystems Global Solutions, or AGS Indonesia) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on transaction of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of AGS Malaysia is the Malaysian ringgit; and the functional currency of AGS Indonesia is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by PAS 39. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income – net”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Our financial assets at FVPL include certain short-term investments as at March 31, 2016 and December 31, 2015. See Note 28 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. After initial measurement, such financial assets are carried at amortized cost using the effective interest rate, or EIR, method less impairment. This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, certain short-term investments, trade and other receivables and portions of advances and other noncurrent assets as at March 31, 2016 and December 31, 2015. See Note 12 – Investment in Debt Securities and Other Long-term Investments, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portions of investment in debt securities and other long-term investments as at March 31, 2016 and December 31, 2015. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at FVPL. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income – net” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR method. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR method. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at March 31, 2016 and December 31, 2015. See Note 28 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments as defined by PAS 39. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at March 31, 2016 and December 31, 2015. See Note 28 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities (except for statutory payables), interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at March 31, 2016 and December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, and Note 24 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Other subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts – Impairment of non-financial assets, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. If available-for-sale equity security is impaired, any further decline in the fair value at subsequent reporting date is recognized as impairment. Therefore, at each reporting period, for an equity security that was determined to be impaired, additional impairments are recognized for the difference between fair value and the original cost, less any previously recognized impairment. Impairment losses on equity investments are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 28 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure on certain outstanding loan balances. See Note 28 – Financial Assets and Liabilities.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 28 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expense as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 9 – Property and Equipment and Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually either individually or at the CGU level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Internally generated intangibles are not capitalized and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment and intangible assets with definite useful lives

For property and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement. See Note 10 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized under “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments, certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 28 – Financial Assets and Liabilities.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability, or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
(iii) Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. We are acting as a principal when we have the significant risks and rewards associated with the rendering of telecommunication services. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the cost of the provision of service. Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from postpaid cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart and Sun Cellular, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text Prepaid and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average length of customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Value-Added Services, or VAS

Revenues from VAS include MMS, content downloading (inclusive of browsing) and infotext services. The amount of revenue recognized is net of payout to content provider’s share in revenue. Revenue is recognized upon service availment.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to retailers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service is performed.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in our consolidated income statement.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

Service cost;
Net interest on the net defined benefit asset or obligation; and
Remeasurements of net defined benefit asset or obligation

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Compensation and employee benefits” account in our consolidated income statement. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 26 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under Republic Act 7641, or R.A. 7641, otherwise known as “The Philippine Retirement Law”, which provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 26 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Our liability arising from the 2012 to 2014 Long-term Incentive Plan, or the 2012 to 2014 LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our profit or loss. See Note 26 – Employee Benefits – Other Long-term Employee Benefits for more details.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term using the EIR and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term using the EIR.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) where receivables and payables are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by PFRSs.

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements are listed below. We will adopt these standards and amendments to existing standards which are relevant to us when these become effective. Except for PFRS 9, Financial Instruments, IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, as discussed further below, we do not expect the adoption of these standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

No definite adoption date prescribed by the SEC and FRSC

Philippine Interpretation IFRIC 15, Agreements for the Construction of Real Estate

Effective January 1, 2018

PFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of PFRS 9, Financial Instruments. The new standard (renamed as PFRS 9) reflects all phases of the financial instruments project and replaces PAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of PFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. PFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The adoption of PFRS 9 will have an effect on the classification and measurement of our financial assets, but will have no impact on the classification and measurement of our financial liabilities. The adoption will also have an effect on our application of hedge accounting and on the amount of its credit losses. We are currently assessing the impact of adopting this standard.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 by the IASB and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under PFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of adopting this standard.

IFRS 16, Leases

On January 13, 2016, the IASB issued its new standard, IFRS 16, which replaces PAS 17, Leases, the current leases standard, and the related Interpretations.

Under the new standard, lessees will no longer classify their leases as either operating or finance leases in accordance with PAS 17. Rather, lessees will apply the single-asset model. Under this model, lessees will recognize the assets and related liabilities for most leases on their balance sheets, and subsequently, will depreciate the lease assets and recognize interest on the lease liabilities in their profit or loss. Leases with a term of 12 months or less or for which the underlying asset is of low value are exempted from these requirements.

The accounting by lessors is substantially unchanged as the new standard carries forward the principles of lessor accounting under PAS 17. Lessors, however, will be required to disclose more information in their financial statements, particularly regarding risk exposure to residual value.

The new standard is effective for annual periods beginning on or after January 1, 2019. Entities may early adopt IFRS 16 but only if they have also adopted IFRS 15. When adopting IFRS 16, an entity is permitted to use either a full retrospective or a modified retrospective approach, with options to use certain transition reliefs. We are currently assessing the impact of adopting this standard.

3. Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense amounted to Php1,670 million and Php1,458 million for the three months ended March 31, 2016 and 2015, respectively. Total finance lease obligations amounted to Php1 million each as at March 31, 2016 and December 31, 2015. See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by inter-change of managerial personnel, provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,668 million and Php12,749 million as at March 31, 2016 and December 31, 2015, respectively. See related discussion on Note 10 – Investment in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Impairment of available-for-sale equity investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost.

Based on our judgment, the decline in fair value of our investment in Rocket as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in profit or loss impairment of the investment in Rocket amounting to Php5,124 million for the year ended December 31, 2015. For the three months ended March 31, 2016, we recognized additional impairment loss of Php1,583 million as the fair value of Rocket further declined to Php13,004 million as at March 31, 2016 from Php14,587 million as at December 31, 2015. See related discussion on Note 5 – Income and Expenses and Note 11 – Available-for-Sale Financial Investments.

Accounting for investments in Phunware and AppCard

In 2015, PLDT Capital subscribed to preferred shares of Phunware and AppCard, see Note 10 Investment in Associates and Joint Ventures. The investment in Phunware allows PLDT Capital to designate one director in the five-seat board (20% interest) of Phunware for as long as PLDT Capital beneficially owns at least a certain percentage of Phunware’s preferred shares. Likewise, PLDT Capital was assigned one board seat out of the five board members of AppCard for so long as PLDT Capital, together with its affiliates, continues to own at least a certain percentage of AppCard’s capital stock.

Based on our judgment, at the PLDT Group Level, PLDT Capital’s investments in preferred             shares give PLDT a significant influence over Phunware and AppCard as evidenced by the board seats assigned to us. This gives us the authority to participate in the financial and operating policy decisions of Phunware and AppCard but neither control nor joint control of those policies. Hence, the investments are accounted for as investment in associates.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the value in use of the CGUs to which these assets are allocated. The value in use calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the value in use of the relevant CGUs.

Determining the recoverable amount of property and equipment, investments in associates, joint ventures and deposits, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

There were no asset impairment recognized on noncurrent assets for the three months ended March 31, 2016 and 2015.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and amortization and decrease our property and equipment.

The total depreciation and amortization of property and equipment amounted to Php7,158 million and Php6,896 million for the three months ended March 31, 2016 and 2015, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php202,588 million and Php195,782 million as at March 31, 2016 and December 31, 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets with finite lives amounted to Php272 million and Php268 million for the three months ended March 31, 2016 and 2015, respectively. Total carrying values of intangible assets with finite lives amounted to Php5,010 million and Php5,219 million as at March 31, 2016 and December 31, 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

Business combinations

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance and position. See Note 14 – Business Combinations.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets.

For taxable year 2015, Smart shifted to itemized deduction method in computing its taxable income due to decline in gross margin and based on the most recent approved forecast, Smart expects itemized deduction method to be more favorable moving forward. Unrecognized deferred tax assets and liabilities, which were previously valued using the OSD method, are now fully recognized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php9,859 million and Php10,759 million as at March 31, 2016 and December 31, 2015, respectively. Total consolidated provision from deferred income tax amounted to Php717 million and Php747 million for the three months ended March 31, 2016 and 2015, respectively. Total consolidated net deferred income tax assets amounted to Php22,011 million and Php21,941 million as at March 31, 2016 and December 31, 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss was incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on all available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php1,429 million and Php787 million for the three months ended March 31, 2016 and 2015, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php27,168 million and Php24,898 million as at March 31, 2016 and December 31, 2015, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php435 million and Php494 million for the three months ended March 31, 2016 and 2015, respectively. The prepaid benefit costs amounted to Php390 million and Php306 million as at March 31, 2016 and December 31, 2015, respectively. The accrued benefit costs amounted to Php10,941 million and Php10,197 million as at March 31, 2016 and December 31, 2015, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the Executive Compensation Committee, or ECC, on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded PLDT Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php2 million and Php33 million as at March 31, 2016 and December 31, 2015, respectively. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 26 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,448 million and Php1,437 million as at March 31, 2016 and December 31, 2015, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at March 31, 2016 amounted to Php3,326 million and Php150,160 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2015 amounted to Php3,277 million and Php165,572 million, respectively. See Note 28 – Financial Assets and Liabilities.

4. Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

Wireless – wireless telecommunications services provided by Smart and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; Voyager and certain subsidiaries, our mobile applications and digital platforms developer and mobile financial services provider; SBI and PDSI, our wireless broadband service providers; Chikka Group, our wireless content operators; ACeS Philippines, our satellite operator; WiFun, our WiFi-enabler and certain subsidiaries of PLDT Global, our mobile virtual network operations provider;

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 3% of our consolidated fixed line subscribers; data center, cloud, big data, managed information and communications technology services and resellership provided by ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas; distribution of Filipino channels and content services provided by PGNL and its subsidiaries; and

Others – PCEV, PGIH, PLDT Digital and its subsidiaries, MIC and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combinations, for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the period; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the period is measured consistent with net income (loss) in our consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net.

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the three months ended March 31, 2016 and 2015 and as at March 31, 2016 and December 31, 2015 are as follows:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
	(in million pesos)
March 31, 2016 (Unaudited)
Revenues
External customers	27,572	15,207	–	–	42,779
Service revenues (Note 3)	26,311	14,287	–	–	40,598
Non-service revenues (Notes 3 and 5)	1,261	920	–	–	2,181
Inter-segment transactions	359	2,728	–	(3,087)	–
Service revenues (Note 3)	359	2,728	–	(3,087)	–
Non-service revenues (Notes 3 and 5)	–	–	–	–	–

Total revenues	27,931	17,935	–	(3,087)	42,779

Results
Depreciation and amortization (Notes 3 and 9)	4,002	3,156	–	–	7,158
Asset impairment (Notes 3, 5, 9, 10, 11, 17, 18 and 28)	1,335	310	1,583	–	3,228
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(30)	(68)	735	–	637
Interest income (Notes 5, 12 and 16)	113	182	19	(59)	255
Financing costs – net (Notes 5, 9, 21 and 28)	615	1,202	46	(59)	1,804
Provision for income tax (Notes 3 and 7)	1,702	1,065	(38)	–	2,729
Net income / Segment profit	4,275	2,549	(591)	–	6,233
EBITDA	9,629	6,631	(15)	361	16,606
EBITDA margin	36%	39%	–	–	41%
Core income	3,895	2,648	668	–	7,211
Assets and liabilities
Operating assets	220,183	194,278	17,374	(37,198)	394,637
Investments in associates and joint ventures (Notes 3 and 10)	2,780	12,854	33,820	–	49,454
Deferred income tax assets – net (Notes 3 and 7)	7,886	14,125	–	–	22,011
Total assets	230,849	221,257	51,194	(37,198)	466,102

Operating liabilities	170,023	192,721	11,085	(16,929)	356,900
Deferred income tax liabilities – net (Notes 3 and 7)	3,094	407	98	–	3,599
Total liabilities	173,117	193,128	11,183	(16,929)	360,499

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	13,615	955	–	–	14,570
March 31, 2015 (Unaudited)
Revenues
External customers	28,804	13,749	–	–	42,553
Service revenues (Note 3)	27,514	13,034	–	–	40,548
Non-service revenues (Notes 3 and 5)	1,290	715	–	–	2,005
Inter-segment transactions	372	2,902	–	(3,274)	–
Service revenues (Note 3)	372	2,902	–	(3,274)	–
Non-service revenues (Notes 3 and 5)	–		–	–	–

Total revenues	29,176	16,651	–	(3,274)	42,553

Results
Depreciation and amortization (Notes 3 and 9)	3,730	3,166	–	–	6,896
Asset impairment (Notes 3, 5, 9, 10, 11, 17, 18 and 28)	581	285	–	–	866
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(9)	(2)	664	–	653
Interest income (Notes 5, 12 and 16)	89	127	23	(55)	184
Financing costs – net (Notes 5, 9, 21 and 28)	426	1,121	43	(55)	1,535
Provision for income tax (Notes 3 and 7)	2,044	805	9	–	2,858
Net income / Segment profit	6,654	1,803	941	–	9,398
EBITDA	12,603	6,285	(2)	396	19,282
EBITDA margin	45%	39%	–	–	47%
Core income	6,599	1,738	943	–	9,280
December 31, 2015 (Audited)
Assets and liabilities
Operating assets	217,317	190,856	18,504	(42,226)	384,451
Investments in associates and joint ventures (Notes 3 and 10)	2,208	12,922	33,573	–	48,703
Deferred income tax assets – net (Notes 3 and 7)	8,249	13,692	–	–	21,941

Total assets	227,774	217,470	52,077	(42,226)	455,095

Operating liabilities	171,131	182,085	12,149	(27,872)	337,493
Deferred income tax liabilities – net (Notes 3 and 7)	3,146	412	146	–	3,704

Total liabilities	174,277	182,497	12,295	(27,872)	341,197

March 31, 2015 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 21 and 22)	1,759	1,195	–	–	2,954

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the three months ended March 31, 2016 and 2015:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
EBITDA	16,606	19,282
Add (deduct) adjustments:
Foreign exchange gains – net (Notes 9 and 28)	970	43
Equity share in net earnings of associates and joint ventures (Note 10)	637	653
Interest income (Notes 5, 12 and 16)	255	184
Amortization of intangible assets (Notes 3 and 15)	(272)	(268)
Gains (losses) on derivative financial instruments – net (Note 28)	(497)	30
Asset impairment (Notes 3, 5, 9, 10, 11, 17, 18 and 28)	(1,583)	–
Financing costs – net (Notes 5, 9, 21 and 28)	(1,804)	(1,535)
Provision for income tax (Notes 3 and 7)	(2,729)	(2,858)
Depreciation and amortization (Notes 3 and 9)	(7,158)	(6,896)
Other income – net	1,808	763
Total adjustments	(10,373)	(9,884)

Consolidated net income	6,233	9,398

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the three months ended March 31, 2016 and 2015:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Consolidated core income	7,211	9,280
Add (deduct) adjustments:
Foreign exchange gains – net (Notes 9 and 28)	970	43
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	42	(7)
Net income attributable to noncontrolling interests	16	11
Gains (losses) on derivative financial instruments – net, excluding hedge costs (Note 28)	(369)	105
Asset impairment (Notes 3, 5, 9 and 11)	(1,583)	–
Net tax effect of aforementioned adjustments	(54)	(34)
Total adjustments	(978)	118

Consolidated net income	6,233	9,398

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the three months ended March 31, 2016 and 2015:

	March 31,
	2016		2015
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	33.31	33.31	42.88	42.88
Add (deduct) adjustments:
Foreign exchange gains – net (Note 28)	3.73	3.73	0.18	0.18
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	0.20	0.20	(0.03)	(0.03)
Gains (losses) on derivative financial instruments – net, excluding hedge costs (Note 28)	(1.20)	(1.20)	0.35	0.35
Asset impairment (Notes 3, 5, 9 and 11)	(7.33)	(7.33)	–	–
Total adjustments	(4.60)	(4.60)	0.50	0.50
Consolidated EPS attributable to common equity holders of PLDT (Note 8)	28.71	28.71	43.38	43.38

The following table presents our revenues from external customers by category of products and services for the three months ended March 31, 2016 and 2015:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Cellular	23,059	24,529
Broadband and others	3,119	2,721
Digital platforms and mobile financial services	133	264
	26,311	27,514
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems (Note 5)	1,261	1,290

Total wireless revenues	27,572	28,804

Fixed line services
Service revenues:
Local exchange	4,333	4,172
International long distance	1,240	1,311
National long distance	844	923
Data and other network	7,650	6,436
Miscellaneous	220	192

Non-service revenues:
Sale of computers (Note 5)	760	594
Point-product-sales (Note 5)	160	121

	920	715

Total fixed line revenues	15,207	13,749

Total revenues	42,779	42,553

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the three months ended March 31, 2016 and 2015.

5. Income and Expenses

Non-service Revenues

Non-service revenues for the three months ended March 31, 2016 and 2015 consist of the following:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	2,021	1,884
Point-product-sales	160	121

Total non-service revenues (Note 4)	2,181	2,005

Cost of Sales

Cost of sales for the three months ended March 31, 2016 and 2015 consist of the following:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	4,986	3,600
Cost of point-product-sales	140	98
Cost of content	107	–
Cost of satellite air time and terminal units (Note 25)	–	6

Total cost of sales	5,233	3,704

Compensation and Employee Benefits

Compensation and employee benefits for the three months ended March 31, 2016 and 2015 consist of the following:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	4,605	4,441
Pension benefit costs (Notes 3 and 26)	435	494
Manpower rightsizing program, or MRP	191	46
Total compensation and employee benefits	5,231	4,981

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Asset Impairment

Asset impairment for the three months ended March 31, 2016 and 2015 consist of the following:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Available-for-sale securities (Notes 3 and 11)	1,583	–
Trade and other receivables (Notes 3 and 17)	1,429	787
Inventories and supplies (Note 18)	216	79
Total asset impairment	3,228	866

Interest Income

Interest income for the three months ended March 31, 2016 and 2015 consist of the following:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Interest income on other loans and receivables	236	165
Interest income on FVPL	10	12
Interest income on HTM investments (Note 12)	9	7

Total interest income (Notes 4, 12 and 16)	255	184

Financing Costs – net

Financing costs – net for the three months ended March 31, 2016 and 2015 consist of the following:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	1,823	1,448
Accretion on financial liabilities (Notes 21 and 28)	75	45
Financing charges	7	128
Capitalized interest (Notes 4, 9 and 21)	(101)	(86)

Total financing costs – net (Notes 4, 9, 21 and 28)	1,804	1,535

6. Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the three months ended March 31, 2016 and 2015 are as follows:

						Share in the other
						comprehensive
		Net gains (losses)				income of
	Foreign	on		Revaluation		associates and	Total other
	currency	available-for-sale	Net	increment on	Actuarial losses	joint ventures	comprehensive loss
	translation	financial	transactions	investment	on defined	accounted for	attributable	Share of	Total other
	differences of	investments	on cash flow hedges	properties	benefit plans	using the equity	to equity holders	noncontrolling	comprehensive loss
	subsidiaries	– net of tax	– net of tax	– net of tax	– net of tax	method	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2016	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)
Other comprehensive loss	(38)	(1)	(259)	–	(1,873)	–	(2,171)	(4)	(2,175)
Balances as at March 31, 2016 (Unaudited)	486	75	(262)	602	(21,678)	404	(20,373)	8	(20,365)

Balances as at January 1, 2015	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)
Other comprehensive income (loss)	(50)	(5,502)	(37)	(1)	(774)	(88)	(6,452)	4	(6,448)

Balances as at March 31, 2015 (Unaudited)	439	2,709	(71)	602	(18,981)	565	(14,737)	6	(14,731)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7. Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	22,011	21,941
Net deferred income tax liabilities (Note 4)	3,599	3,704

The components of our consolidated net deferred income tax assets and liabilities as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	4,613	4,182
Pension and other employee benefits	3,369	3,142
Accumulated provision for doubtful accounts	3,114	2,921
Customer list and trademark	2,546	2,654
Provision for other assets	2,487	2,552
Unrealized foreign exchange losses	1,982	2,335
Unearned revenues	1,773	1,730
NOLCO	1,182	1,238
Fixed asset impairment	1,033	1,219
Derivative financial instruments	404	230
Accumulated write-down of inventories to net realizable values	238	224
Undepreciated capitalized interest charges	(1,322)	(1,378)
Others	592	892

Total deferred income tax assets – net	22,011	21,941

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,756	2,808
Unamortized fair value adjustment on fixed assets from business combinations	446	458
Unrealized foreign exchange gains	111	159
Undepreciated capitalized interest charges	8	9
Others	278	270

Total deferred income tax liabilities – net	3,599	3,704

Changes in our consolidated net deferred income tax assets (liabilities) as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period (Notes 3 and 4)	21,941	17,131
Net deferred income tax liabilities – balance at beginning of the period (Note 4)	(3,704)	(4,427)

Net balance at beginning of the period	18,237	12,704
Movement charged directly to other comprehensive income	943	784
Provision for (benefit from) deferred income tax (Note 3)	(717)	4,710
Others	(51)	39

Net balance at end of the period	18,412	18,237

Net deferred income tax assets – balance at end of the period (Notes 3 and 4)	22,011	21,941
Net deferred income tax liabilities – balance at end of the period (Notes 3 and 4)	(3,599)	(3,704)

The analysis of our consolidated net deferred income tax assets as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	21,905	20,964
Deferred income tax assets to be recovered within 12 months	2,113	3,076

	24,018	24,040

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,620)	(1,341)
Deferred income tax liabilities to be settled within 12 months	(387)	(758)

	(2,007)	(2,099)

Net deferred income tax assets (Notes 3 and 4)	22,011	21,941

The analysis of our consolidated net deferred income tax liabilities as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	6	11
Deferred income tax assets to be recovered within 12 months	2	3

	8	14

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,356)	(3,469)
Deferred income tax liabilities to be settled within 12 months	(251)	(249)

	(3,607)	(3,718)

Net deferred income tax liabilities (Note 4)	(3,599)	(3,704)

Provision for corporate income tax for the three months ended March 31, 2016 and 2015 consist of:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Current	2,012	2,111
Deferred (Note 3)	717	747

	2,729	2,858

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the three months ended March 31, 2016 and 2015 are as follows:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	2,689	3,677
Tax effects of:
Nondeductible expenses	650	206
Income subject to lower tax rate	23	(9)
Difference between OSD and itemized deductions	(5)	(8)
Income subject to final tax	(113)	(61)
Income not subject to income tax	(182)	(186)
Equity share in net earnings of associates and joint ventures	(191)	(196)
Net movement in unrecognized deferred income tax assets and other adjustments	(142)	(565)

Actual provision for corporate income tax	2,729	2,858

We review the carrying amounts of deferred income tax assets at the end of each reporting period. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting period. This forecast is based on the past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

For taxable year 2015, Smart shifted to itemized deduction method in computing its taxable income due to decline in gross margin and based on the most recent approved forecast, Smart expects itemized deduction method to be more favorable moving forward. Unrecognized deferred tax assets and liabilities, which were previously valued using the OSD method, are now fully recognized.

Accordingly, Smart’s deferred income tax assets and liabilities that were recognized as at March 31, 2016 and December 31, 2015 amounted to Php6,634 million and Php6,014 million, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of deferred income tax assets.

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Fixed asset impairment	9,127	12,338
NOLCO	8,253	7,194
Accumulated provision for doubtful accounts	5,284	5,216
Provisions for other assets	4,836	5,098
Unearned revenues	3,035	3,417
Asset retirement obligation	591	588
Accumulated write-down of inventories to net realizable values	313	231
MCIT	306	398
Unrealized foreign exchange losses	258	312
Pension and other employee benefits	80	94
Derivative financial instruments	48	26
Operating lease and others	16	22
	32,147	34,934

Unrecognized deferred income tax assets (Note 3)	9,859	10,759

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. DMPI’s deferred income tax assets that were recognized amounted to Php1,621 million and Php1,821 million as at March 31, 2016 and December 31, 2015, respectively. Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php9,050 million and Php9,874 million as at March 31, 2016 and December 31, 2015, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at March 31, 2016 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2013	December 31, 2016	1	295
December 31, 2014	December 31, 2017	212	5,969
December 31, 2015	December 31, 2018	90	2,483
March 31, 2016	December 31, 2019	3	3,445

		306	12,192

Consolidated tax benefits		306	3,658
Consolidated unrecognized deferred income tax assets		(306)	(2,476)
Consolidated recognized deferred income tax assets		–	1,182

The excess MCIT totaling Php306 million as at March 31, 2016 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to nil for the three months ended March 31, 2016 and 2015. There were no expired portion of excess MCIT for the three months ended March 31, 2016 and 2015.

NOLCO totaling Php12,192 million as at March 31, 2016 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php28 million and Php31 million for the three months ended March 31, 2016 and 2015, respectively. The amount of expired portion of excess NOLCO amounted to Php57 million and nil for the three months ended March 31, 2016 and 2015, respectively.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel is registered with Subic Bay Freeport Enterprise, while ClarkTel is registered with Clark Special Economic Zone Enterprise under Republic Act 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

On June 14, 2012, the PEZA through its Resolution No. 12-312, approved the transfer of all rights, obligations and assets of IPCDSI under its Registration Agreement with the PEZA dated April 24, 2006 and Supplemental Agreements with the PEZA dated November 13, 2007 and June 29, 2011 subject to submission by IPCDSI of certain requirements.  At the same time, the PEZA registration of IPCDSI as an Economic Information Technology (IT) Enterprise was cancelled effective June 1, 2012.

The Registration Agreement dated April 24, 2006 provided that the IPCDSI’s IT operations shall be covered by the 5% gross income tax incentive, in lieu of national and local taxes, including additional deductions for training expenses.  IPCDSI shall also be entitled to following incentives: (a) duty and tax exemption on importation; (b) exemption from wharfage dues and export tax, impost or fees; and (c) VAT zero rating of local purchases subject to compliance with BIR and PEZA requirements.

Supplemental agreements dated November 13, 2007 and June 29, 2011 provided the approval of PEZA registration which granted the non-pioneer status and tax incentives under R.A. 7916 for the additional activity on the expansion project in RCBC Plaza and on the new project in Bonifacio Technology Center Building, respectively.  Further, the expansion project shall be entitled to three years Income Tax Holiday, or ITH incentive, subject to required conditions, starting from its commercial operations on June 1, 2012, while the new project shall be entitled to four years ITH incentive, subject to required conditions, starting from its commercial operations on October 23, 2011.  Both projects were subjected to 5% gross income tax upon the expiration of ITH incentive on October 23, 2015.

Consolidated income derived from non-registered activities with Economic Zone and Board of Investments, or BOI, is subject to the RCIT rate at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to nil and Php12 million for the three months ended March 31, 2016 and 2015, respectively.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the three months ended March 31, 2016 and 2015:

	March 31,
	2016		2015
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT(Note 4)	6,217	6,217	9,387	9,387
Dividends on preferred shares (Note 20)	(15)	(15)	(14)	(14)

Consolidated net income attributable to common equity holders of PLDT	6,202	6,202	9,373	9,373

	(in thousands, except per share amounts
	which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056

EPS attributable to common equity holders of PLDT (Note 4)	28.71	28.71	43.38	43.38

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred             shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred             shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury             shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9. Property and Equipment

Changes in property and equipment account for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

					Vehicles, aircraft,		Information
				Buildings	furniture		origination	Land and
	Cable and wire	Central		and	and other network	Communications	and termination	land	Property
	facilities	office equipment	Cellular facilities	improvements	equipment	satellite	equipment	improvements	under construction	Total
	(in million pesos)
As at December 31, 2014 (Audited)
Cost	182,019	118,149	161,246	26,844	51,017	966	11,830	3,461	50,066	605,598
Accumulated depreciation, impairment and amortization	(127,860)	(98,074)	(116,041)	(16,704)	(43,201)	(966)	(10,507)	(261)	–	(413,614)

Net book value	54,159	20,075	45,205	10,140	7,816	–	1,323	3,200	50,066	191,984

Year Ended December 31, 2015 (Audited)
Net book value at beginning of the year	54,159	20,075	45,205	10,140	7,816	–	1,323	3,200	50,066	191,984
Additions	2,258	540	10,276	239	2,309	–	519	15	27,076	43,232
Disposals/Retirements	(6)	(96)	(37)	(214)	(227)	–	–	(33)	(23)	(636)
Translation differences charged directly to cumulative translation adjustments	1	4	–	–	2	–	–	–	–	7
Impairment losses recognized during the year (Note 5)	(2,343)	–	(3,358)	–	(87)	–	–	–	–	(5,788)
Reclassifications (Note 13)	(42)	611	121	484	(666)	–	41	(4)	(2,041)	(1,496)
Transfers and others	4,185	2,456	7,773	300	2,358	–	594	2	(17,668)	–
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,975)	(4,059)	(11,902)	(1,452)	(3,336)	–	(793)	(2)	–	(31,519)
Net book value at end of the year (Note 3)	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782

As at December 31, 2015 (Audited)
Cost	187,195	112,867	177,118	27,162	53,797	966	12,962	3,441	57,410	632,918
Accumulated depreciation, impairment and amortization	(138,958)	(93,336)	(129,040)	(17,667)	(45,628)	(966)	(11,278)	(263)	–	(437,136)

Net book value (Note 3)	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782

Period Ended March 31, 2016 (Unaudited)
Net book value at beginning of the period (Note 3)	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782
Additions	613	75	3,667	41	616	–	214	5	9,342	14,573
Disposals/Retirements	(1)	(1)	(125)	–	(188)	–	–	(5)	56	(264)
Translation differences charged directly to cumulative translation adjustments	(2)	2	–	(5)	2	–	–	–	–	(3)
Reclassifications (Note 13)	–	–	120	(1)	(25)	–	–	–	(121)	(27)
Transfers and others	1,220	404	1,000	79	453	–	240	1	(3,397)	–
Deconsolidation	–	–	(282)	–	(32)	–	–	–	–	(314)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	–	–	–	–	(1)	–	–	–	–	(1)
Depreciation and amortization (Notes 2, 3 and 4)	(1,938)	(1,047)	(2,828)	(312)	(804)	–	(229)	–	–	(7,158)
Net book value at end of the period (Note 3)	48,129	18,964	49,630	9,297	8,190	–	1,909	3,179	63,290	202,588

As at March 31, 2016 (Unaudited)
Cost	189,015	112,775	181,029	27,266	54,274	966	13,417	3,442	63,290	645,474
Accumulated depreciation, impairment and amortization	(140,886)	(93,811)	(131,399)	(17,969)	(46,084)	(966)	(11,508)	(263)	–	(442,886)

Net book value (Note 3)	48,129	18,964	49,630	9,297	8,190	–	1,909	3,179	63,290	202,588

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php101 million and Php86 million for the three months ended March 31, 2016 and 2015, respectively. See Note 5 – Income and Expenses – Financing Costs – net. Our undepreciated interest capitalized to property and equipment that qualified as borrowing costs amounted to Php5,446 million and Php5,553 million as at March 31, 2016 and December 31, 2015, respectively. The average interest capitalization rates used were approximately 4% and 5% for the three months ended March 31, 2016 and 2015, respectively.

Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php268 million and Php274 million as at March 31, 2016 and December 31, 2015, respectively. Our net foreign exchange differences, which qualified as borrowing costs amounted to nil for the three months ended March 31, 2016 and 2015.

The estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to Php2 million and Php3 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities

In December 2015, DMPI recognized an impairment loss of Php5,789 million pertaining to network assets affected by the convergence program of Smart and DMPI. Network assets impaired in 2015 consist mainly of core and transport equipment in Metro Manila and Cebu, which were not included in the initial program as management’s original strategy was to minimize the risk of service disruption for Sun subscribers in critical and high traffic areas. We decided to change the strategy for network convergence, that is, to fully integrate the networks of Smart and DMPI, as management believes that the converged network will be resilient enough to address any risk of service disruption in the critical and high traffic areas. Moreover, the converged network will allow optimization of network resources that will result in improved customer experience for both Sun and Smart subscribers.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets.

10. Investments in Associates and Joint Ventures

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs (Notes 3 and 26)	12,668	12,749
Asia Outsourcing Beta Limited, or Beta	668	654
AF Payments, Inc., or AFPI, (formerly Automated Fare Collection System, Inc.)(*)	502	533
Phunware (Note 3)	384	384
Appcard (Note 3)	231	231
Digitel Crossing, Inc., or DCI	186	173
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	14,639	14,724

Carrying value of investments in joint ventures:
Beacon Electric Asset Holdings, Inc., or Beacon	32,537	32,304
Philippines Internet Holding S.à.r.l., or PHIH	1,595	1,595
Ecommerce Pay Holding S.à.r.l., or mePay Global	683	80
	34,815	33,979

Total carrying value of investments in associates and joint ventures (Note 4)	49,454	48,703

(*) On February 26, 2015, AFPI through its Board of Directors and stockholders amended its corporate name to AF Payments, Inc.

Changes in the cost of investments for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	41,150	37,724
Additions during the period	602	3,413
Translation and other adjustments	(6)	13

Balance at end of the period	41,746	41,150

Changes in the accumulated impairment losses for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,888	1,884
Translation and other adjustments	(3)	4

Balance at end of the period	1,885	1,888

Changes in the accumulated equity share in net earnings of associates and joint ventures for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	9,441	6,206
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	637	3,241
Beacon	705	3,205
Beta	30	79
DCI	13	114
AFPI	(30)	(81)
MediaQuest PDRs	(81)	(76)
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	–	2,838
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	–	(249)
Dividends	(472)	(2,544)
Translation and other adjustments	(13)	(51)

Balance at end of the period	9,593	9,441

Investments in Associates

Investment in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 26 – Employee Benefits – Investment in MediaQuest.

The carrying value of investment in MediaQuest PDRs amounted to Php12,668 million and Php12,749 million as at March 31, 2016 and December 31, 2015, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in MediaQuest through PDRs.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multi-media content to its customers across the PLDT Group’s broadband and mobile networks.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, and Beta, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners. Beta has been designated to be the holding company of the SPi Technologies, Inc. and Subsidiaries.

On October 1, 2014, Asia Outsourcing Gamma Limited, or AOGL,’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million. AOGL is a wholly-owned subsidiary of Beta. As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

The carrying value of investment in common shares amounted to Php668 million and Php654 million as at March 31, 2016 and December 31, 2015, respectively. The carrying value of PGIC’s investment in Beta’s preferred shares amounting to Php265 million each were presented as part of investment in debt securities and other long-term investments in our consolidated statements of financial position as at March 31, 2016 and December 31, 2015. See related discussion on Note 12 – Investment in Debt Securities and Other Long-term Investments.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority.  The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines.  The AFCS Consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe Telecoms, Inc., or Globe, for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group, bid for the AFCS Project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.

On February 10, 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. As part of the agreement, Smart subscribed for 503 million shares equivalent to a 20% equity interest in AFPI at a subscription price of Php1.00 per share.

On June 30, 2014, MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

On January 20, 2015, the Board of Directors of AFPI approved an additional cash call on unpaid subscription of Php800 million to fund its expenditures, which was paid on March 30, 2015 by the shareholders in proportion to their share subscriptions. Smart contributed an additional Php160 million for its 20% share in AFPI.

On November 17, 2015, the Board of Directors of AFPI approved the increase in authorized capital stock from Php2,550 million divided into 2,550 million shares with par value of Php1.00 per share to Php5,000 million divided into 5,000 million shares with par value of Php1.00 per share. AFPI subsequently issued a total of 612.5 million shares with par value of Php1.00 per share to all of its existing shareholders in proportion to their current shareholdings. Smart subscribed to an additional capital of Php122.5 million representing its proportionate share in the capital increase. On the same date, the Board of Directors likewise approved an additional cash call on unpaid subscription of Php650 million for AFPI’s planned expenditure. Smart contributed an additional Php130 million representing its 20% share.

The carrying value of Smart’s investment in AFPI amounted to Php502 million, including subscription payable of Php36 million as at March 31, 2016 and Php533 million, including subscription payable of Php166 million as at December 31, 2015. Smart has significant influence over AFPI given its 20% voting interest and its Board representation.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation. Phunware is an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. By pioneering the multiscreen as a service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor location-based marketing and advertising to content management, notifications and analytics, indoor mapping, navigation and wayfinding.

The US$5 million Note was issued and paid on September 4, 2015. On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million. On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

On September 3, 2015, PLDT Capital also entered into a Memorandum of Understanding with Phunware to establish a joint venture that will exclusively market and distribute Phunware’s targeted mobile and multiscreen solutions in the Philippines and the rest of Southeast Asia. Consequently, on November 11, 2015, PLDT Capital incorporated Phunware Southeast Asia Pte. Ltd., through which the joint venture will conduct its operations in the region.

Investment of PLDT Capital in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million Convertible Series B Preferred Stock was paid on October 9, 2015.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a JVA under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following improvement in the associates’ operations.

Digitel has no control over ANPC. Though Digitel owns more than half of the voting interest in ANPC because of certain governance matters, management has assessed that Digitel only has significant influence and not control.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the joint venture agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at May 3, 2016, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of ACeS Philippines in AIL

As at March 31, 2016, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia. In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net losses of AIL amounted to Php16 million and Php5 million for the three months ended March 31, 2016 and 2015, respectively. Share in net cumulative losses amounting to Php2,022 million and Php2,075 million as at March 31, 2016 and December 31, 2015, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 28 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	8,803	8,520
Current assets	4,642	4,493
Equity	2,209	2,119
Noncurrent liabilities	4,086	4,186
Current liabilities	7,150	6,708

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	1,731	1,164
Expenses	1,769	1,081
Other loss – net	(17)	(59)
Net income (loss)	(55)	24
Other comprehensive income	–	–
Total comprehensive income (loss)	(55)	24

We have no outstanding contingent liabilities or capital commitments with our associates as at March 31, 2016 and December 31, 2015.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Boards of PCEV and MPIC.

PCEV accounts for its investment in Beacon as investment in joint venture since the OA establishes joint control over Beacon.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common             shares with a par value of Php1.00 per share and 2,000 million preferred shares with a par value of Php1.00 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,157 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 164 million Meralco shares at a price of Php150.00 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further discussed in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,157 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154 million Meralco common shares at a price of Php150.00 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150.00 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares at the same time. The transfers of the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million and Php8,145 million on May 12, 2010 and October 25, 2011, respectively, for the difference between the transfer price of the Meralco             shares to Beacon and the carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

PCEV’s Additional Investment in Beacon Common Shares

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred             shares to MPIC for total cash consideration of Php3,563 million, which sale was completed on June 29, 2012. Beacon preferred shares were sold to an entity not included in PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into Share Purchase Agreements with MPIC with the following details:

	Number of	% of Meralco			Deferred Gain
Date	Shares Sold	Shareholdings Sold	Price Per Share	Total Price	Realized(1)
	(in millions)			(in millions)	(in millions)
June 24, 2014	56.35	5%	Php235.00	Php13,243	Php1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

On June 24, 2014, MPIC settled portion of the consideration amounting to Php3,000 million and the balance was paid on February 27, 2015 amounting to Php10,243 million.

As part of the April 14, 2015 sale, MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, both of which were used by Beacon to partially settle its outstanding loans. MPIC will pay Beacon the balance of Php8,487 million on or before July 2016.

PCEV’s effective interest in Meralco, through Beacon, was reduced to 17.48%, while MPIC’s effective interest in Meralco, through its direct ownership of Meralco shares and through Beacon, increased to 32.48% as at December 31, 2015. PCEV’s effective interest rate in Meralco, through Beacon, remained at 17.48% as at March 31, 2016 and December 31, 2015. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remained at 49.96% as at March 31, 2016 and December 31, 2015.

The carrying value of PCEV’s investment in Beacon, net of deferred gain of Php9,924 million, was Php32,537 million and Php32,304 million as at March 31, 2016 and December 31, 2015, respectively.

Beacon effectively owns 394 million Meralco common shares representing approximately 34.96% effective ownership in Meralco with a carrying value of Php85,488 million and market value of Php127,281 million based on quoted price of Php323 per share as at March 31, 2016 and carrying value of Php87,831 million and market value of Php126,099 million based on quoted price of Php320 per share as at December 31, 2015.

Beacon’s Dividend Declaration

A summary of Beacon’s dividend declarations are shown below:

Date of Declaration	Date of Payment	Holders	Amount	Share of PCEV
(in millions)
March 31, 2016	July 2016	Preferred	Php945	Php473
Total dividends declared as at March 31, 2016 (Unaudited)			Php945	Php473

February 26, 2015	February 27, 2015	Common	Php4,277	Php2,139
March 30, 2015	April 24, 2015	Preferred	810	405

Total dividends declared as at December 31, 2015 (Audited)			Php5,087	Php2,544

PCEV’s share in the cash dividends was deducted from the carrying value of the investment in joint venture.

Beacon’s Financing

Beacon has outstanding loans amounting to Php12,266 million and Php12,260 million as at March 31, 2016 and December 31, 2015, respectively, which were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. The loans were not included in our consolidated long-term debt.

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket entered into a joint venture agreement to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines.  PLDT, through iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, are shareholders in PHIH.

PHIH focuses on creating and developing online businesses in the Philippines, leveraging local market and business model insights, facilitating commercial, strategic and investment partnerships, enabling local recruiting and sourcing, and accelerating the rollout of online startups.

PLDT, through iCommerce, acquired a 33.33% equity interest in PHIH. iCommerce has the option to increase its equity interest to 50%. iCommerce became a shareholder of PHIH on October 14, 2015 and paid approximately €7.4 million on October 27, 2015 for the first installment. The carrying value of the investment in PHIH amounted to €30.6 million, or Php1,595 million, including subscription payable of €22.6 million, or Php1,176 million, as at December 31, 2015. Total capitalized professional fees and other start-up costs for the investment in PHIH amounted to Php31 million as at December 31, 2015.

eInnovations’ Investment in MePay Global

On January 6, 2015, PLDT, through eInnovations, entered into a joint venture agreement with Rocket, pursuant to which the two parties agreed to form MePay Global, of which each partner holds a 50% equity interest.  MePay Global is a global joint venture for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of MePay Global, and on August 11, 2015, invested €1.2 million into MePay Global.

On February 3, 2016, eInnovations further contributed, via its subsidiary ePay the intellectual property, platforms and business operations of its mobile-first platform, PayMaya, as had been agreed in the joint venture agreement. Rocket has contributed, among other things, its participation in Paymill Holding GmbH and Payleven Holding GmbH, which are payment platforms for high growth, small-and-medium sized e-commerce businesses across Europe.

Consequently, in February 2016, the ownership of ePay Group was transferred from eInnovations to MePay Global and PLDT ceased to recognize ePay Group as its subsidiary.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	85,488	87,831
Current assets	14,805	10,874
Equity	85,801	85,325
Noncurrent liabilities	12,155	12,148
Current liabilities	2,337	1,231

Additional Information:
Cash and cash equivalents	2,216	2,270
Current financial liabilities*	1,084	1,084
Noncurrent financial liabilities*	11,182	11,176

*	Excluding trade, other payables and provisions.

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues — equity share in net earnings	1,556	1,881
Expenses	8	16
Interest income	86	67
Interest expense	224	560
Net income	1,420	1,372
Other comprehensive loss	(589)	(177)
Total comprehensive income	831	1,195

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Beacon’s equity	85,801	85,325
PCEV’s ownership interest	50%	50%

Share in net assets of Beacon	42,900	42,663
Purchase price allocation adjustments	(95)	(88)
Deferred gain on transfer of Meralco shares	(9,924)	(9,924)
Others	(344)	(347)

Carrying amount of interest in Beacon	32,537	32,304

The table below presents our aggregate share in the statements of financial position of our investments in individually immaterial joint ventures as at March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent assets	–	–
Current assets	1	2
Equity	1	2
Current liabilities	–	–

Our aggregate share in the revenues, expenses, other expenses – net, net loss, other comprehensive income, and total comprehensive loss of our investments in individually immaterial joint ventures for the three months ended March 31, 2016 and 2015 are considered immaterial in relation to our consolidated financial statements.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at March 31, 2016 and December 31, 2015.

11. Available-for-Sale Financial Investments

Investment of PLDT Online in iFlix Limited, or iFlix

On April 23, 2015, PLDT Online subscribed to a convertible note of iFlix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015. iFlix will use the funds to continue roll out of the iFlix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible notes held by PLDT Online were converted into 20.7 million ordinary shares of iFlix after Southeast Asia’s leading internet TV service provider completed a new round of funding led by Sky Plc, Europe’s leading entertainment company and the Indonesian company, Emtek Group, through its subsidiary, PT Surya Citra Media Tbk, or SCMA. PLDT Online’s shares account for the 7.5% of the total equity stock of iFlix which had a post money valuation of US$450 million following the investments of Sky Plc and SCMA.

Investment of PLDT Capital in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation. Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology. Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and is entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016. PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

PLDT Online’s Investment in Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets. Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe. Financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (September 8 and September 15, 2014), which it funded from available cash and new debt. In accordance with PLDT’s right to appoint one member of Rocket’s nine-person supervisory board, on August 22, 2014, PLDT’s then President and Chief Executive Officer, Napoleon L. Nazareno, was appointed to the supervisory board.

Concurrently with the investment, PLDT and Rocket agreed pursuant to a joint venture agreement to jointly develop mobile and online payments in emerging markets. The partnership is expected to leverage PLDT’s experience and intellectual property in mobile payments and remittance platforms, together with Rocket’s global technology platform, to provide products and services for the “unbanked, uncarded and unconnected” population in emerging markets.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” Our ownership stake in Rocket after the IPO was reduced to 6.6%. In February 2015, due to additional issuances of shares by Rocket, our ownership percentage in Rocket was further reduced to 6.1%. Total costs directly attributable to the acquisition of Rocket shares and recognized as part of the cost of investment amounted to Php134 million.

Further details on investment in Rocket are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
Total market value as at beginning of the period (in million pesos)	14,587	27,855
Closing price per share at period-end (in Euros)	24.61	28.24
Total market value as at period-end (in million Euros)	248	285
Total market value as at period-end (in million pesos) (Note 3)	13,004	14,587

Recognized in other comprehensive income (in million pesos)	–	(8,144)
Recognized in profit or loss (in million pesos)	(1,583)	(5,124)

Net losses from changes in fair value recognized during the period (in million pesos)	(1,583)	(13,268)

Our cumulative net losses from changes in fair value of Rocket amounted to Php6,707 million and Php5,124 million as at March 31, 2016 and December 31, 2015, respectively.

Based on our judgment, the decline in fair value of our investment in Rocket as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in profit or loss impairment of the investment in Rocket amounting to Php5,124 million for the year ended December 31, 2015. For the three months ended March 31, 2016, we recognized additional impairment loss of Php1,583 million as the fair value of Rocket further decline to Php13,004 million as at March 31, 2016 from Php14,587 million as at December 31, 2015. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of available-for-sale equity investments.

As at May 2, 2016, closing price of Rocket is €20.07 per share resulting to total market value of PLDT’s stake in Rocket of €203 million, or Php10,981 million.

12. Investment in Debt Securities and Other Long-term Investments

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposits	322	330
Beta’s preferred shares (Note 10)	265	265
PSALM Bonds	205	207
GT Capital Bond	150	150
National Power Corporation, or NAPOCOR, Bond	51	51
	993	1,003
Less current portion (Note 28)	51	51

Noncurrent portion (Note 28)	942	952

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$47 thousand, or Php2 million, and US$46 thousand, or Php2 million, for the three months ended March 31, 2016 and 2015, respectively. The carrying value of this investment amounted to Php230 million and Php236 million as at March 31, 2016 and December 31, 2015, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$16 thousand, or Php0.8 million, and US$16 thousand, or Php0.7 million for the three months ended March 31, 2016 and 2015, respectively. The carrying value of this investment amounted to Php92 million and Php94 million as at March 31, 2016 and December 31, 2015, respectively.

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates and Joint Ventures – Investment of PGIC in Beta for the detailed discussion of our investment.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php1.8 million for each of the three months ended March 31, 2016 and 2015. The carrying value of this investment amounted to Php205 million and Php207 million as at March 31, 2016 and December 31, 2015, respectively.

In August 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php100 million with yield-to-maturity at 3.25% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php679 thousand for the three months ended March 31, 2015. This investment matured on April 22, 2015.

In January 2014, Smart purchased, at a premium, additional PSALM Bonds with face value of Php60 million with yield-to-maturity at 3.00% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php239 thousand for the three months ended March 31, 2015. This investment matured on April 22, 2015.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php1.4 million for each of the three months ended March 31, 2016 and 2015. The carrying value of this investment amounted to Php150 million as at March 31, 2016 and December 31, 2015.

NAPOCOR Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million maturing on December 19, 2016 with yield-to-maturity at 4.22% gross. The bond has a gross coupon rate of 7.34% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php444 thousand and Php441 thousand for the three months ended March 31, 2016 and 2015, respectively. The carrying value of this investment amounted to Php51 million each as at March 31, 2016 and December 31, 2015.

Home Development Mutual Fund, or HDMF Bonds

In June 2014, Smart purchased, at a premium, HDMF Bonds with face value of Php100 million with yield-to-maturity at 2.75% gross. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php468 thousand for the three months ended March 31, 2015. This investment matured on March 12, 2015.

Philippine Retail Treasury Bond, or Philippine RTB

In January 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php32 million with yield-to-maturity at 2.38% gross. The bond has a gross coupon rate of 5.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php120 thousand for the three months ended March 31, 2015. This investment matured on August 19, 2015.

13. Investment Properties

Changes in investment properties account for the three months ended March 31, 2015 and for the year ended December 31, 2015 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
March 31, 2016 (Unaudited)
Balance at beginning and end of the period (Note 4)	1,496	9	320	1,825

December 31, 2015 (Audited)
Balance at beginning of the year	1,479	10	327	1,816
Net gains (losses) from fair value adjustments charged to profit or loss	18	(1)	(7)	10
Disposals	(6)	–	–	(6)
Transfers from property and equipment	5	–	–	5

Balance at end of the year (Note 4)	1,496	9	320	1,825

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php13 to Php140 thousand. The valuation for building and land improvements were based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php13 million and Php4 million for the three months ended March 31, 2016 and 2015, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy. There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14. Business Combinations

2015 Acquisition

Takatack Holdings’ Acquisition of Takatack Technologies

On August 6, 2015, Voyager, through Takatack Holdings acquired a 100% equity interest in Takatack Technologies for a total cash consideration of US$5 million, or Php233 million, of which US$3 million, or Php148 million, was paid in August 2015 and US$2 million, or Php86 million, is payable in 11 quarterly installments, subject to satisfaction of certain conditions. The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms-enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets. Takatack Technologies is a Singapore-based company behind the online store, TackThis!, a cloud-based e-commerce platform operating on software as a service model that enables companies to easily set-up and showcase their businesses on various online platforms.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition. The corresponding carrying amounts immediately before the acquisition are as follows:

			Fair Values
	Previous Carrying Values		Recognized on Acquisition
	In S.G. Dollar	In Php(1)	In S.G. Dollar	In Php(1)
		(in millions)
Assets:
Property and equipment (Note 9)	–	0.1	–	0.1
Cash and cash equivalents	0.1	2.7	0.1	2.7
Trade receivables	0.1	5.1	0.1	5.1
Prepayments and other current assets	–	0.4	–	0.4

	0.2	8.3	0.2	8.3

Liabilities:
Accounts payable and other liabilities	0.1	4.6	0.1	4.6
Total identifiable net assets acquired	0.1	3.7	0.1	3.7
Goodwill from the acquisition (Note 14)			6.9	229.5

Purchase consideration transferred			7.0	233.2

Cash paid			4.4	147.6
Accounts payable – others			2.6	85.6

			7.0	233.2

Cash flow from investing activity:
Cash paid			4.4	147.5
Cash acquired			(0.1)	(2.7)

			4.3	144.8

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php33.23 to SGD1.00.

The transactions resulted in a Php229 million goodwill pertaining to the projected global rollout of the
e-commerce business.

Our consolidated revenues would have increased by Php2 million and net income would have decreased by Php7 million for the year ended December 31, 2015 had the acquisition of Takatack Technologies actually taken place on January 1, 2015.

15. Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

	Intangible Assets with											Total
	Indefinite Life		Intangible Assets with Finite Life									Intangible Assets	Total			Total Goodwill and
			Customer									with
	Trademark		List		Franchise		Spectrum		Licenses	Others		Finite Life	Intangible Assets		Goodwill	Intangible Assets
	(in million pesos)
March 31, 2016 (Unaudited)
Costs:
Balance at beginning of the period	4,505	4,726		3,016		1,205		1,079		1,189	11,215		15,720	63,092		78,812
Additions	–	–		–		–		36		31	67		67	–		67
Translation and other adjustments	–	–		–		–		–		11	11		11	–		11
Balance at end of the period	4,505	4,726		3,016		1,205		1,115		1,231	11,293		15,798	63,092		78,890

Accumulated amortization and impairment:
Balance at beginning of the period	–	2,258		775		911		924		1,128	5,996		5,996	699		6,695
Amortization during the period (Note 3)	–	128		46		20		70		8	272		272	–		272
Translation and other adjustments	–	–		–		–		–		15	15		15	–		15

Balance at end of the period	–	2,386		821		931		994		1,151	6,283		6,283	699		6,982

Net balance at end of the period (Note 3)	4,505	2,340		2,195		274		121		80	5,010		9,515	62,393		71,908

Estimated useful lives (in years)	–	9		16		15		2 – 18		1 – 10	–		–	–		–
Remaining useful lives (in years)	–	5		12		4		1 – 7		1 – 5	–		–	–		–

December 31, 2015 (Audited)
Costs:
Balance at beginning of the year	4,505	4,726		3,016		1,205		972		1,177	11,096		15,601	62,863		78,464
Business combinations (Note 14)	–	–		–		–		–		–	–		–	229		229
Additions	–	–		–		–		107		15	122		122	–		122
Translation and other adjustments	–	–		–		–		–		(3)	(3)		(3)	–		(3)
Balance at end of the year	4,505	4,726		3,016		1,205		1,079		1,189	11,215		15,720	63,092		78,812

Accumulated amortization and impairment:
Balance at beginning of the year	–	1,748		589		830		645		1,111	4,923		4,923	699		5,622
Amortization during the year (Note 3)	–	510		186		81		279		20	1,076		1,076	–		1,076
Translation and other adjustments	–	–		–		–		–		(3)	(3)		(3)	–		(3)
Balance at end of the year	–	2,258		775		911		924		1,128	5,996		5,996	699		6,695

Net balance at end of the year (Note 3)	4,505	2,468		2,241		294		155		61	5,219		9,724	62,393		72,117

Estimated useful lives (in years)	–	9		16		15		2 – 18		1 – 10	–		–	–		–
Remaining useful lives (in years)	–	5		12		4		1 – 7		2 – 4	–		–	–		–

The consolidated goodwill and intangible assets of our reportable segments as at March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016 (Unaudited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	2,340	–	2,340
Franchise	2,195	–	2,195
Spectrum	274	–	274
Licenses	121	–	121
Others	80	–	80
Total intangible assets	9,515	–	9,515
Goodwill	57,585	4,808	62,393

Total goodwill and intangible assets (Note 3)	67,100	4,808	71,908

	December 31, 2015 (Audited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	2,468	–	2,468
Franchise	2,241	–	2,241
Spectrum	294	–	294
Licenses	155	–	155
Others	61	–	61
Total intangible assets	9,724	–	9,724
Goodwill	57,585	4,808	62,393

Total goodwill and intangible assets (Note 3)	67,309	4,808	72,117

Intangible Assets

In April 2013, Smart entered into a three-year licensing agreement with MCA Music, Inc., an affiliate of the Universal Music Group, the world’s largest music company with wholly-owned record operations in 77 countries. On July 15, 2015, Smart extended the licensing agreement for another three years.

In July 2013, Smart entered into an 18-month licensing agreement with Ivory Music and Video, Inc., a domestic corporation and one of the major labels in the Philippine music industry. The agreement, which expired on December 31, 2014 was renewed for another two years commencing on January 1, 2015.

In February 2014, Smart entered into a two-year licensing agreement with Universal Records Philippines, Inc., or Universal Records, and PolyEast Records, Inc., or PolyEast Records. The agreement granted Smart an exclusive right to sell digital products of Universal Records and PolyEast Records such as downloading and streaming of digital audio and video. On September 1, 2015, Smart extended the licensing agreement for another two years.

In August 2015, Smart entered into an asset purchase agreement with Wifi Nation Philippines, Inc., or Wifi Nation, for a total consideration of Php15 million. Under the terms of the agreement, Smart acquired the assigned assets of Wifi Nation such as all its rights, titles and interests in its technology platform, patents, patent applications, contracts, intellectual property rights, and the business and trade name “Wifi Nation”. Smart recognized intangible assets of Php15 million for the technology applications, amortized over the remaining life of the customer contracts acquired. Amortization amounted to Php3 million for the three months ended March 31, 2016.

The consolidated future amortization of intangible assets with finite life as at March 31, 2016 is as follows:

Year	(in million pesos)
2016(1)	662
2017	823
2018	805
2019	776
2020 and onwards	1,944

(Note 3)	5,010

(1)	April 1, 2016 through December 31, 2016.

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at March 31, 2016, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of Takatack Technologies in 2015, PLDT’s additional investment in PG1 in 2014, Smart’s acquisition of WiFun in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, Smart’s acquisition of CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed line and wireless companies within the PLDT Group, Management views that the wireless and fixed line operating segments are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2016 to 2018.  The pre-tax discount rate applied to cash flow projections is 10.8% and 10.5% for the wireless and fixed line segments, respectively.  Cash flows beyond the three-year period are determined using a 3.0% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segments, the recoverable amount of the CGUs exceeded their carrying amounts, which as a result, no impairment was recognized as at March 31, 2016 and December 31, 2015 in relation to goodwill.

16. Cash and Cash Equivalents

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	15,977	7,352
Temporary cash investments (Note 28)	29,285	39,103

	45,262	46,455

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php195 million and Php126 million for the three months ended March 31, 2016 and 2015, respectively.

17. Trade and Other Receivables

As at March 31, 2016 and December 31, 2015, this account consists of receivables from:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 28)	20,624	19,750
Corporate subscribers (Notes 25 and 28)	10,612	9,263
Foreign administrations (Note 28)	6,265	5,514
Domestic carriers (Notes 25 and 28)	594	540
Dealers, agents and others (Notes 25 and 28)	6,378	5,752

	44,473	40,819
Less allowance for doubtful accounts (Notes 3, 5 and 28)	17,305	15,921

	27,168	24,898

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances from affiliates.

Trade receivables are non-interest-bearing and are generally with settlement term of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 25 – Related Party Transactions for the summary of transactions with related parties and Note 28 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
March 31, 2016 (Unaudited)
Balance at beginning of the period	15,921	9,540	4,451	315	86	1,529
Provisions (reversals) and other adjustments	1,424	1,124	206	(32)	(9)	135
Write-offs	(40)	(40)	–	–	–	–
Balance at end of the period	17,305	10,624	4,657	283	77	1,664

Individual impairment	9,233	3,071	4,278	273	77	1,534
Collective impairment	8,072	7,553	379	10	–	130

	17,305	10,624	4,657	283	77	1,664

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,233	3,071	4,278	273	77	1,534

December 31, 2015 (Audited)
Balance at beginning of the year	15,571	8,133	4,326	548	93	2,471
Provisions (reversals) and other adjustments	3,043	2,920	297	(233)	4	55
Write-offs	(2,693)	(2,505)	(172)	–	(11)	(5)
Reclassifications	–	992	–	–	–	(992)
Balance at end of the year	15,921	9,540	4,451	315	86	1,529

Individual impairment	8,593	2,677	4,121	306	86	1,403
Collective impairment	7,328	6,863	330	9	–	126

	15,921	9,540	4,451	315	86	1,529

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,593	2,677	4,121	306	86	1,403

18. Inventories and Supplies

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	4,463	3,253
At cost	5,028	3,721
Spare parts and supplies:
At net realizable value	547	539
At cost	872	835
Others:
At net realizable value	694	822
At cost	868	975

Total inventories and supplies at the lower of cost or net realizable value (Notes 4 and 5)	5,704	4,614

The cost of inventories and supplies recognized as expense for the three months ended March 31, 2016 and 2015 are as follows:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Cost of sales	4,950	3,500
Write-down of inventories and supplies (Notes 4 and 5)	216	79
Repairs and maintenance	149	163
	5,315	3,742

Changes in the allowance for inventory obsolescence for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	918	913
Provisions	216	511
Write-off and others	(70)	(506)
Balance at end of the period	1,064	918

19. Prepayments

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes (Note 7)	7,217	5,949
Prepaid fees and licenses	986	856
Prepaid rent (Note 3)	628	468
Prepaid selling and promotions	582	881
Prepaid benefit costs (Notes 3 and 26)	390	306
Prepaid insurance (Note 25)	164	145
Prepaid repairs and maintenance	80	126
Other prepayments	492	542

	10,539	9,273
Less current portion of prepayments	6,040	5,798

Noncurrent portion of prepayments	4,499	3,475

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 26 – Employee Benefits.

Agreement of PLDT and Smart with TV5 Network, Inc., or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2021. Total prepayment under the advertising placement agreements amounted to Php533 million each as at March 31, 2016 and December 31, 2015. See Note 25 – Related Party Transactions.

Agreement of PLDT, Smart and DMPI with Dakila Cable TV Corp. or Dakila

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Dakila commencing on with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015. iflix service is provided by iFlix Sdn Bhd and Dakila is the authorized reseller of the iflix service in the Philippines. Under the agreement, PLDT, Smart and DMPI were appointed by Dakila to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis. Further, as agreed by all parties, the fees will be subject to guaranteed minimum fees of US$2 million on the first year, US$4 million on the second year, US$6 million on the third year and US$8 million on the fourth year. The guaranteed minimum fee on the fourth year is subject to certain conditions as defined in the agreement. Total prepayment related to the agreement in 2015 amounted to US$3.1 million, or Php138.2 million. Total unamortized cost under prepayment amounted to US$1.4 million, or Php63 million, and US$1.9 million, or Php87 million, as at March 31, 2016 and December 31, 2015, respectively.

20. Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the three months ended March 31, 2016 and 2015.

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the PLDT Subscriber Investment Plan, or SIP.

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2010, the Board of Directors designated 100,000 shares of Non-Voting Serial Preferred Stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the SIP.

The Series II, JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at March 31, 2016 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series II, JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and
(b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any             shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at March 31, 2016. See Note 1 – Corporate Information and
Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date. The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of Rizal Commercial Banking Corporation, or RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 and all such shares were redeemed and retired effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH Shares issued in 2007 subject to redemption, or Holders of Series HH Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, and all such shares were redeemed and retired effective on May 16, 2014. The record date for the purpose of determining the holders of the outstanding Series HH Shares issued in 2008 subject to redemption or Holders of Series HH Shares issued in 2008, was fixed on February 14, 2014. In accordance with the terms and conditions of Series HH Shares issued in 2008, the Holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock which were issued in 2010, and all such shares will be redeemed and retired effective on May 11, 2016. The record date for the purpose of determining the holders of the outstanding Series II Shares issued in 2010 subject to redemption or Holders of Series II Shares issued in 2010, was fixed on February 10, 2016. In accordance with the terms and conditions of Series II Shares issued in 2010, the Holders of Series II Shares issued in 2010 as at February 10, 2016 are entitled to the payment of the redemption price in an amount equal to the par value of such             shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares issued in 2010.

Total amounts of Php3 million and Php4 million were withdrawn from the Trust Account, representing total payments on redemption for the three months ended March 31, 2016 and 2015, respectively. The balances of the Trust Account of Php7,903 million and Php7,906 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount were presented as part of “Accrued expenses and other current liabilities” in our consolidated statement of financial position as at March 31, 2016 and December 31, 2015, respectively. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series JJ 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 75% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388.00 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at March 31, 2016 and December 31, 2015.

On November 9, 2011, the PSE approved the listing of an additional 27.7 million common             shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500.00 per share, as consideration for the acquisition by PLDT of certain assets of Digitel from JGSHI.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Dividends Declared

Our dividends declared for the three months ended March 31, 2016 and 2015 are detailed as follows:

March 31, 2016 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2016	February 24, 2016	March 15, 2016	–	12
Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	–	3
Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57.00	12,315
Charged to retained earnings					12,330

*	Dividends were declared based on total amount paid up.

March 31, 2015 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 27, 2015	February 26, 2015	March 15, 2015	–	12
Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015	–	2
Common Stock
Regular Dividend	March 3, 2015	March 17, 2015	April 16, 2015	61.00	13,179
Special Dividend	March 3, 2015	March 17, 2015	April 16, 2015	26.00	5,618
					18,797

Charged to retained earnings					18,811

*	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2016 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series II (Final Dividends)	April 12, 2016	February 10, 2016	May 11, 2016	0.0027/day	–
Series JJ	May 3, 2016	June 2, 2016	June 30, 2016	1.00	–

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	May 3, 2016	May 24, 2016	June 15, 2016	–	12

Charge to retained earnings					12

*	Dividends were declared based on total amount paid up.

21. Interest-bearing Financial Liabilities

As at March 31, 2016 and December 31, 2015, this account consists of the following:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 28)	130,974	143,982

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 28)	30,216	16,910
Obligations under finance leases maturing within one year (Note 28)	1	1
	30,217	16,911

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php691 million and Php676 million as at March 31, 2016 and December 31, 2015, respectively. See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the three months ended March 31, 2016 and for the year ended December 31, 2015.

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	676	511
Additions during the period	90	396
Accretion during the period included as part of Financing costs – net (Note 5)	(75)	(231)
Unamortized debt discount at end of the period (Note 28)	691	676

Long-term Debt

As at March 31, 2016 and December 31, 2015, long-term debt consists of:

		March 31, 2016			December 31, 2015
Description	Interest Rates	(Unaudited)			(Audited)
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% to 1.9000% and US$ LIBOR + 0.3000% in 2016 and 1.4100% to 1.9000% and US$LIBOR + 0.3000% to 0.3500% in 2015	US$	56	Php2,574	US$	62	Php2,911
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 1.0000% to 1.8000% in 2016 and US$ LIBOR + 0.5500% to 1.8000% in 2015	48		2,199	53		2,484
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2016 and 2015		30	1,374		32	1,528
			134	6,147		147	6,923

Fixed Rate Notes	8.3500% in 2016 and 2015		228	10,481		228	10,733
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.8500% to 1.1125% in 2016 and 2015	30		1,395	36		1,722
Others	2.885% and US$ LIBOR + 0.7900% to		959	44,101		1,024	48,242
	1.6000% in 2016 and US$ LIBOR +
	0.7900% to 1.9000% in 2015
		US$	1,351	Php62,124	US$	1,435	Php67,620

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.2600% in 2016 and 2015			Php21,280			Php21,320
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2016 and 2015			14,888			14,883
Term Loans:
Unsecured Term Loans	4.4850% to 5.7895%; BSP overnight rate - 0.3500% to BSP overnight rate in 2016 and 2015			62,898			57,069
				99,066			93,272

Total long-term debt (Note 28)				161,190			160,892
Less portion maturing within one year (Note 28)				30,216			16,910

Noncurrent portion of long-term (Note 28)				Php130,974			Php143,982

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at March 31, 2016 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
		(in millions)
2016(1)	277	12,733	874	13,607
2017	477	21,930	8,539	30,469
2018	247	11,349	1,646	12,995
2019	94	4,349	13,829	18,178
2020	195	8,967	7,997	16,964
2021 and onwards	70	3,219	66,449	69,668

(Note 28)	1,360	62,547	99,334	161,881

(1)	April 1, 2016 through December 31, 2016.

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at March 31, 2016 and December 31, 2015:

			Terms				Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	March 31, 2016		December 31, 2015
									(Unaudited)		(Audited)
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$18.7M(1)	April 4, 2006	Nordea Bank AB (publ), or Nordea Bank	18 equal semi-annual	April 30, 2015	Various dates in 2006-2007	US$18.7	US$–	April 30, 2015	US$–	Php–	US$–	Php–
DMPI
US$59.2M(2)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 30, 2017	Various dates in 2008-2009	59.1	0.1	–	7	311	10	477
DMPI
US$51.2M(3)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009	51.1	0.1	–	9	404	9	415
Smart
US$49M(4) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B:	June 10, 2011	Nordea Bank, subsequently assigned to SEK on July 5, 2011	10 equal semi-annual	Tranche A1 and B: December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013	49.0	–	–	14(*)	660(*)	14(*)	674(*)
US$1M
Smart
US$45.6M(4) Tranche A1: US$25M; Tranche A2: US$19M;	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2:	Various dates in 2013-2014	45.6	–	–	26(*)	1,199(*)	29(*)	1,345(*)
Tranche B1: US$0.9M; Tranche B2:			delivery date	April 15, 2019
US$0.7M

									US$56	Php2,574	US$62	Php2,911

(*) Amounts are net of unamortized discount and/or debt issuance cost.
(1) The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

(2) (3) (4)
The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project.
The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao.
The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

			Terms					Cancelled		Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount		Undrawn Amount	Paid in full on	March 31, 2016		December 31, 2015
										(Unaudited)		(Audited)
						(in millions)					(in millions)
Sinosure
DMPI
US$21M(1)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in	US$	20.8	US$0.2	May 22, 2015	US$–	Php–	US$	–	Php–
					2008
DMPI
US$12.1M(2)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in		12.1	–	May 22, 2015	–	–		–	–
					2008
DMPI
US$23.8M(3)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in		23.8	–	March 1, 2016	–	–		3	160
					2008-2009
DMPI
US$5.5M(4)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in		5.5	–	March 1, 2016	–	–		1	37
					2008-2009
DMPI
US$4.9M(5)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in		4.9	–	March 1, 2016	–	–		1	33
					2008-2009

										US$–	Php–	US$	5	Php230

(1) The purpose of this loan is to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project.

(2) The purpose of this loan is to finance the equipment for the Phase 6 NCR Expansion Project.

(3) The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Core Expansion Project.

(4) The purpose of this loan is to finance the equipment and service contracts for the supply of 3G network in NCR.

(5) The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project.

			Terms					Cancelled			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on	March 31, 2016			December 31, 2015
											(Unaudited)			(Audited)
						(in millions)							(in millions)
DMPI
US$50M(6)	December 16, 2009	China Citic Bank	14 equal semi-annual	December 17, 2017	Various dates in	US$	48.0	US$	2.0	–	US$	14	Php623	US$	14	Php639
		Corporation Ltd., subsequently assigned to ING Bank on December 9, 2011			2010
DMPI
US$117M(7)	September 15, 2010	China Development	15 equal semi-annual	April 10, 2018	Various dates in		116.3		1.0	April 11, 2016		34	1,576		34	1,615
		Bank and The Hong Kong and Shanghai Banking Corporation Limited			2011

												48	2,199		48	2,254

											US$	48	Php2,199	US$	53	Php2,484

			Terms				Cancelled		Outstanding Amounts
Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	March 31, 2016		December 31, 2015
									(Unaudited)		(Audited)
						(in millions)			(in millions)
EKN and SEK, the Export Credit Agency of Sweden
DMPI
US$96.6M(8)	April 28, 2009	Nordea Bank and ING Bank	17 equal semi-annual	Tranche 1: February 28, 2018; Tranche 2:	Various dates in 2009-2011	US$96.6	US$–	–	US$30	Php1,374	US$32	Php1,528
November 30, 2018

(6) The purpose of this loan is to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects.

(7) The purpose of this loan is to finance the purchase of equipment and related materials for the expansion of Phase 8A and 8B Core and IN Network Expansion; Phase 8B NCR and SLZ BSS Network Expansion Project and Phase 3 3G Network Roll-out Project. US$20 million was partially prepaid on April 10, 2013 and the remaining balance is now payable over five years in 10 semi-annual installments, with final installment on April 10, 2018.

(8) The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

			Terms				Cancelled		Outstanding Amounts
Date of Loan
Loan Amount	Agreement	Lender(s)	Installment	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	March 31, 2016		December 31, 2015
									(Unaudited)		(Audited)
						(in millions)			(in millions)
Finnvera, Plc, the Finnish Export Credit Agency
Smart
US$50M(1)	October 9, 2009	FEC	10 equal semi-annual	April 7, 2015	April 7, 2010	US$50.0	US$–	April 7, 2015	US$–	Php–	US$–(*)	Php–(*)

									US$–	Php–	US$–	Php–

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) The purpose of this loan is to finance the GSM equipment and services contracts.

Loan Amount	Issuance Date	Trustee	Terms		Repurchase		Paid in full on	Outstanding Amounts
								March 31, 2016			December 31, 2015
			Installments	Maturity	Date	Amount		(Unaudited)			(Audited)
						(in millions)		(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non-amortizing	March 6, 2017	Various dates in 2008-2014	US$71.6	–	US$228(*)	Php10,481(*)	US$228(*)	Php10,733(*)

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) This fixed rate note has a coupon rate of 8.350%. The purpose of this note is to finance service improvements and expansion programs.

			Terms				Cancelled		Outstanding Amounts
Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	March 31, 2016		December 31, 2015
									(Unaudited)		(Audited)
						(in millions)			(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$60M(1)	June 6, 2011	The Bank of Tokyo-Mitsubishi UFJ, Ltd., or Bank of Tokyo	8 equal semi-annual, commencing on the 18th month from signing date	June 6, 2016	Various dates in 2012	US$60	US$–	–	US$7	Php345	US$7	Php353
Smart
US$50M(2)	August 19, 2011	FEC	10 equal semi-annual, commencing 6 months after August 19, 2012	August 19, 2016	Various dates in 2012	50	–	–	6(*)	287(*)	12(*)	588(*)
Smart
US$50M(1)	May 29, 2012	Bank of Tokyo	9 equal semi-annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012	50	–	–	17(*)	763(*)	17(*)	781(*)

									US$30	Php1,395	US$36	Php1,722

(*) (1) (2)
Amounts are net of unamortized debt discount and/or debt issuance cost.
The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project.
The purpose of this loan is to finance the supply contracts for the modernization and expansion project.

							Cancelled			Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on	March 31, 2016			December 31, 2015
										(Unaudited)			(Audited)
					(in millions)					(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with the Bank of Tokyo Mitsubishi UFJ, Ltd., or Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	US$	150	US$	–	–	US$	33	Php1,533	US$	50	Php2,356
PLDT
US$25M	March 16, 2012	Citibank, N.A.	17 equal quarterly-installments, commencing 12 months from the initial drawdown date, with final installment on May 30, 2017	May 29, 2012		25		–	May 29, 2015		–	–		–	–
PLDT
US$300M	January 16, 2013	Syndicate of Banks with Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013		300		–	–		133	6,132		167	7,853
Smart
US$35M	January 28, 2013	China Banking Corporation	10 equal semi-annual, with final installment on January 29, 2018	May 7, 2013		35		–	–		14	644		18	825
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014		32		18	–	14(*)		650(*)	18(*)		833(*)
Smart
US$80M	May 31, 2013	China Banking Corporation	10 equal semi-annual, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013		80		–	–		40	1,840		40	1,885
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation with Sumitomo as Facility Agent	8 equal semi-annual, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013		120		–	–	74(*)		3,423(*)	74(*)		3,501(*)

										US$	308	Php14,222	US$	367	Php17,253

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

							Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount		Undrawn Amount	Paid in full on	March 31, 2016		December 31, 2015
									(Unaudited)		(Audited)
					(in millions)						(in millions)
Smart
US$100M	March 7, 2014	Bank of Tokyo	9 equal	Various dates in	US$	90	US$–	–	US$	66(*)	Php3,033(*)	US$	77(*)	Php3,625(*)
			semi-annual, commencing 12 months after drawdown date, with final installment on March 7, 2019	2014 March 2, 2015	10
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal	July 1, 2014		50	–	–		39(*)	1,772(*)	38(*)		1,813(*)
			semi-annual, commencing 11 months after drawdown date, with final installment on May 14, 2019
PLDT
US$100M	August 5, 2014	Philippine National Bank	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100		–	–		99	4,553	99		4,665
PLDT
US$50M	August 29, 2014	Metropolitan Bank and Trust Company, or Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50		–	–		50	2,276	50		2,344
PLDT
US$200M	February 26, 2015	Bank of Tokyo	Commencing 36	Various dates in		200	–	–		198(*)	9,109(*)	198(*)		9,320(*)
Tranche A: US$150M; Tranche B: US$50M			months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	2015
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual	Various dates in		200	–	–		176(*)	8,068(*)	197(*)		9,299(*)
			installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	2015
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal	–		–	–	–		(2)(2)	(78)(2)	(2)(2)		(77)(2)
			semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022
PLDT
US$25M	March 22, 2016	NTT Finance	Non-amortizing,	March 30, 2016		25	–	–		25(*)	1,146(*)		–	–
		Corporation	payable upon maturity on March 30, 2023

										651	29,879		657	30,989

										US959	Php44,101	US$	1,024	Php48,242

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts pertain to debt issuance costs.

							Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Facility Agent	Installments	Date of Issuance/	Prepayments		March 31, 2016	December 31, 2015
				Drawdown	Amount	Date	(Unaudited)	(Audited)
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization starting March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012	Php1,376	July 19, 2013	Php3,926(*)	Php3,966(*)
Series B: Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188	July 29, 2013	291	291
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012	2,055	June 21, 2013	6,543	6,543
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019	November 22, 2012	–	–	6,014	6,014
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022
Smart
Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	–	–	1,349	1,349
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	–	–	1,993	1,993
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	–	–	1,164	1,164

							Php21,280	Php21,320

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Outstanding Amounts
Loan Amount	Date of Agreement	Paying Agent	Terms	Date of Issuance/	Prepayments		March 31, 2016	December 31, 2015
				Drawdown	Amount	Date	(Unaudited)	(Audited)
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	Php–	–	Php14,888*	Php14,883*

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

(1) This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.225% and 5.2813%, respectively. The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled
Loan	Date of Loan				Drawn	Undrawn		Outstanding Amounts
								March 31,
								2016	December 31, 2015
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount	Amount	Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	Php2,000	–	–	Php2,000	Php2,000
PLDT
Php3,000M	April 27, 2012	Land Bank of the Philippines, or LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017	July 18, 2012	3,000	–	–	2,910	2,910
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	2,000	–	–	1,940	1,940
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	–	–	970	970
DMPI
Php1,500M	June 27, 2012	BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc.	Annual amortization rate of 1% of the principal amount with the balance payable upon maturity on June 29, 2019	Various dates in 2012	1,500	–	July 1, 2015	–	–
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	–	–	200	200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% of the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	–	–	970	980
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	–	–	1,000	1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	–	–	2,910	2,910
PLDT
Php2,000M	November 13, 2013	BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	–	–	1,960	1,960
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for the six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	–	–	2,391(*)	2,391(*)

								Php17,251	Php17,261

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

(1) The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

						Cancelled
						Undrawn
						Amount		Outstanding Amounts
								March 31,
Loan	Date of Loan				Drawn			2016	December 31, 2015
Amount	Agreement	Lender(s)	Terms	Dates Drawn	Amount		Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	Php3,000	Php–	–	Php2,930(*)	Php2,929(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	–	–	2,929(*)	2,959
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	–	–	490	495
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	–	–	1,960	1,980
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	–	–	1,500	1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	–	–	490	495
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	–	–	1,000	1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	–	–	990	990
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	–	–	1,485	1,485
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	–	–	1,980	2,000
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	–	–	3,000	3,000
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	–	–	5,000	5,000

								Php23,754	Php23,833

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

						Cancelled
						Undrawn
						Amount		Outstanding Amounts
Loan	Date of Loan				Drawn			March 31,
Amount	Agreement				Amount			2016	December 31, 2015
		Lender(s)	Terms	Dates Drawn			Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	Php5,000	Php–	–	Php4,976(*)	Php4,975(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	–	–	4,976(*)	5,000
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	–	–	4,975(*)	5,000
Smart
Php7,000M	December 18, 2015	China Banking Corporation	Annual amortization rate of 1% of the principal amount on the third year up to the sixth year from the initial drawdown date, with balance payable upon maturity on December 28, 2022.	December 28, 2015 February 24, 2016	1,000 6,000	– –	– –	995(*) 5,971(*)	1,000 –

								21,893	15,975

								Php62,898	Php57,069

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 39% and 42% of PLDT’s total consolidated debts as at March 31, 2016 and December 31, 2015, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:
(a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart consolidated debt to consolidated EBITDA and debt service coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s liabilities are guaranteed up to a certain extent by Digitel and PLDT. In addition, the loan agreements contain covenants which, among others, restrict the incurrence of loans or debts not in the ordinary course of business, merger or disposition of any substantial portion of Digitel and DMPI’s assets, distribution of capital or profits, redemption of any of its issued shares, and reduction of Digitel and DMPI’s registered and paid-up capital.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at March 31, 2016 and December 31, 2015, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases and long-term portion of obligations under finance leases amounted to Php1 million each as at March 31, 2016 and December 31, 2015. See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Estimates, Judgments and Assumptions – Leases, Note 9 – Property and Equipment, and Note 28 – Financial Assets and Liabilities.

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment and vehicles. In particular, IPCDSI and PLDT Global have finance lease obligations in the aggregate amounts of Php1 million each as at March 31, 2016 and December 31, 2015. See Note 28 – Financial Assets and Liabilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

22. Deferred Credits and Other Noncurrent Liabilities

As at March 31, 2016 and December 31, 2015 and 2014, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	17,133	19,743
Provision for asset retirement obligations (Notes 3 and 9)	1,448	1,437
Unearned revenues	249	245
Others	505	57

	19,335	21,482

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the three months ended March 31, 2016 and for the year ended December 31, 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,437	2,068
Additional liability recognized during the period	(4)	(88)
Accretion expenses	(9)	(3)
Settlement of obligations and others	24	(540)

Provision for asset retirement obligations at end of the period (Note 3)	1,448	1,437

23. Accounts Payable

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 28)	54,054	46,487
Carriers and other customers (Note 28)	3,132	3,014
Taxes (Note 27)	917	1,134
Related parties (Notes 25 and 28)	659	507
Others	1,336	1,537

	60,098	52,679

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 25 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24. Accrued Expenses and Other Current Liabilities

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	46,839	46,256
Accrued taxes and related expenses (Note 27)	9,730	9,561
Liability from redemption of preferred shares (Notes 20 and 28)	7,903	7,906
Unearned revenues (Note 22)	7,364	7,456
Accrued employee benefits (Notes 2, 3, 25, 26 and 28)	6,072	6,290
Accrued interests and other related costs (Notes 21 and 28)	945	1,284
Others	4,719	5,533

	83,572	84,286

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Other accrued expenses are non-interest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

25. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end occurs in cash. The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at March 31, 2016 and December 31, 2015. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at March 31, 2016 and December 31, 2015 transactions that have been entered into with related parties:

				March 31,		December 31,
				2016		2015
	Classifications	Terms	Conditions	(Unaudited)		(Audited)
				(in million pesos)
Indirect investment in	joint ventures through	PCEV:
Meralco	Accrued expenses	Electricity charges	Unsecured	224		383
	and other current	– immediately upon
	liabilities (Note	receipt of invoice
	24)
		Pole rental – 45
		days upon receipt
		of invoice	Unsecured	11	4	4
Meralco Industrial	Accrued expenses	Outside and inside
Engineering Services	and other current	plant – 20 days
Corporation, or	liabilities (Note	upon receipt of
MIESCOR	24)	invoice	Unsecured	–		6
Indirect investment in	associate through ACeS	Philippines:
	Accounts payable and accrued expenses and other current liabilities	30 days upon
AIL	(Notes 23 and 24)	receipt of invoice	Unsecured	1		4
Transactions with major	stockholders, directors	and officers:
NTT Finance	Interest-bearing	Non-amortizing,	Unsecured	1,150		–
Corporation	financial	payable upon
	liabilities (Note	maturity on March
	21)	30, 2023
Asia Link B.V., or	Accounts payable	15 days from end of
ALBV	(Note 23)	quarter	Unsecured	65		46
	Accrued expenses	1st
	and other current	month of each
NTT World Engineering	liabilities (Note	quarter;
Marine Corporation	24)	non-interest-bearing	Unsecured	29		50
NTT Communications	Accrued expenses	30 days upon	Unsecured	12		12
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)
NTT Worldwide	Accrued expenses	30 days upon	Unsecured	3		3
Telecommunications	and other current	receipt of invoice;
Corporation	liabilities (Note	non-interest-bearing
	24)
JGSHI and Subsidiaries	Accounts payable	Immediately upon	Unsecured	2		4
	and accrued	receipt of invoice
	expenses and other current liabilities (Notes 23 and 24)
NTT DOCOMO	Accrued expenses	30 days upon	Unsecured	10		5
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)
	Accrued expenses and other current	Malayan Insurance	liabilities (Note	Immediately upon
Co., Inc., or Malayan	24)	receipt of invoice	Unsecured	7		5
Others:
	Trade and other receivables	30 days upon	Unsecured;
Various	(Note 17)	receipt of invoice	no impairment	2,093		1,588

The following table provides the summary of transactions that have been entered into with related parties for the three months ended March 31, 2016 and 2015 in relation with the table above.

		March 31,
		2016	2015
	Classifications	(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	596	918
	Rent	93	114
MIESCOR	Repairs and maintenance	44	55
	Construction-in-progress	19	27
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	–	6
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	Rent	75	24
	Repairs and maintenance	3	7
	Communication, training and travel	1	1
ALBV	Professional and other contracted services	48	52
Malayan	Insurance and security services	54	54
NTT DOCOMO	Professional and other contracted services	23	19
NTT World Engineering Marine Corporation	Repairs and maintenance	4	10
NTT Worldwide Telecommunications Corporation	Selling and promotions	3	4
NTT Communications	Professional and other contracted services	15	19
	Rent	2	2
Others:
Various	Revenues	191	208

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php596 million and Php918 million for the three months ended March 31, 2016 and 2015, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php224 million and Php383 million as at March 31, 2016 and December 31, 2015, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php93 million and Php114 million for the three months ended March 31, 2016 and 2015, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php11 million and Php4 million as at March 31, 2016 and December 31, 2015, respectively.

See also Note 10 – Investments in Associates and Joint Ventures – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on February 28, 2018. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php6 million and Php15 million for the three months ended March 31, 2016 and 2015, respectively. Total amounts capitalized to property and equipment amounted to Php2 million and Php269 thousand for the three months ended March 31, 2016 and 2015, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php6 million as at March 31, 2016 and December 31, 2015, respectively.

PLDT also has an existing One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities agreement with MIESCOR, from January 1, 2011 and extended until March 31, 2017. Under the agreement, MIESCOR is responsible for the customer line installation, repair, rehabilitation and maintenance activities of cables and cabinets in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php38 million and Php40 million for the three months ended March 31, 2016 and 2015, respectively. Total amounts capitalized to property and equipment amounted to Php17 million and Php27 million for the three months ended March 31, 2016 and 2015, respectively. There were no outstanding obligations under this agreement as at March 31, 2016 and December 31, 2015.

c.	Transactions with Republic Surety and Insurance Co., Inc., or RSIC

Since 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under the related contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to nil for the three months ended March 31, 2016 and 2015. There were no outstanding obligations for these contracts as at March 31, 2016 and December 31, 2015.

d.	Air Time Purchase Agreement between PLDT, AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually for ten years commencing on January 1, 2002, or the Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments of up to US$15 million per year during the Minimum Purchase Period, or the Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with the obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

Subsequently, AIL and Inmarsat entered into a 12-month transitional period, wherein AIL shall continue to utilize Inmarsat system through I4F1 Satellite. On December 31, 2015, end of the transition period, AIL then terminated all satellite phone service subscriptions with Inmarsat.

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to nil and Php6 million for the three months ended March 31, 2016 and 2015, respectively. See Note 5 – Income and Expenses – Cost of Sales. Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and Php4 million as at March 31, 2016 and December 31, 2015, respectively.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015 are as follows:

1. Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. The agreement, which expired on February 23, 2016 was renewed until February 23, 2018 and is subject to further renewal upon mutual agreement of the parties. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php48 million and Php52 million for the three months ended March 31, 2016 and 2015, respectively. Under this agreement, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position, amounted to Php65 million and Php46 million as at March 31, 2016 and December 31, 2015, respectively.

2. Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php4 million and Php10 million for the three months ended March 31, 2016 and 2015, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php29 million and Php50 million as at March 31, 2016 and December 31, 2015, respectively;

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php15 million and Php19 million for the three months ended March 31, 2016 and 2015, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million each as at March 31, 2016 and December 31, 2015;

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php2 million for each of the three months ended March 31, 2016 and 2015, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million each as at March 31, 2016 and December 31, 2015; and

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php3 million and Php4 million for the three months ended March 31, 2016 and 2015, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million each as at March 31, 2016 and December 31, 2015.

3. Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php75 million and Php24 million for the three months ended March 31, 2016 and 2015, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php287 thousand and Php2 million as at March 31, 2016 and December 31, 2015, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of selling and promotions, communication, training and travel, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php4 million and Php8 million for the three months ended March 31, 2016 and 2015, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million each as at March 31, 2016 and December 31, 2015.

4. Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php23 million and Php19 million for the three months ended March 31, 2016 and 2015, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php5 million as at March 31, 2016 and December 31, 2015, respectively.

5. Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php54 million for each of the three months ended March 31, 2016 and 2015. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php7 million and Php5 million as at March 31, 2016 and December 31, 2015, respectively. A director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at March 31, 2016 and December 31, 2015.

6.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

certain contractual veto rights over a number of major decisions or transactions; and

rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2016 and December 31, 2015.

Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

f.	Others

1.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties. The revenues under these services amounted to Php191 million and Php208 million for the three months ended March 31, 2016 and 2015, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position, from these transactions amounted to Php2,093 million and Php1,588 million as at March 31, 2016 and December 31, 2015, respectively.

See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Note 19 – Prepayments – Agreement of PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Short-term employee benefits	175	419
Post-employment benefits (Note 26)	19	10
Total compensation paid to key officers of the PLDT Group	194	429

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php13 million and Php23 million for the three months ended March 31, 2016 and 2015, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the period related to key management personnel.

26. Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs for the three months ended March 31, 2016 and for the year ended December 31, 2015 and the net periodic benefit costs and average assumptions used in developing the valuation for the three months ended March 31, 2016 and 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	21,602	23,072
Service costs	268	1,113
Interest costs on benefit obligation	265	1,050
Actual benefits paid/settlements	(109)	(2,112)
Actuarial losses – experience	–	3
Actuarial gains – economic assumptions	–	(1,414)
Curtailments and others (Notes 2 and 5)	(31)	(110)

Present value of defined benefit obligations at end of the period	21,995	21,602

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	11,439	9,950
Actual contributions	2,404	7,086
Interest income on plan assets	143	519
Actual benefits paid/settlements	(109)	(2,112)
Return on plan assets (excluding amount included in net interest)	(2,792)	(4,004)

Fair value of plan assets at end of the period	11,085	11,439

Unfunded status – net	(10,910)	(10,163)
Accrued benefit costs (Note 3)	10,925	10,178

Prepaid benefit costs (income) (Notes 3 and 19)	15	15

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	268	292
Interest costs – net	122	138
Curtailment/settlement gain	–	–
Net periodic benefit costs (Notes 3 and 5)	390	430

Actual net losses on plan assets amounted to Php2,649 million and Php975 million for the three months ended March 31, 2016 and 2015, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2016 will amount to Php1,411 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2016:

(in million pesos)
2016(1)	257
2017	287
2018	342
2019	468
2020	608
2021 to 2060	89,161

(1)	April 1, 2016 through December 31, 2016.

The average duration of the defined benefit obligation at the end of the reporting period is 9 to 21 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2016 and 2015 are as follows:

	March 31,
	2016	2015
	(Unaudited)
Rate of increase in compensation	6.0%	6.0%
Discount rate	5.0%	5.0%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2016 and December 31, 2015, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,500)
	(1%)	2,947
Future salary increases	1%	2,888
	(1%)	(2,503)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	8,261	8,258
Shares of stock	2,210	2,621
Mutual funds	35	61
Government securities	40	41
Investment properties	10	10

Total noncurrent financial assets	10,556	10,991

Current Financial Assets
Cash and cash equivalents	392	360
Receivables	53	5

Total current financial assets	445	365

Total PLDT’s Plan Assets	11,001	11,356
Subsidiaries Plan Assets	84	83

Total Plan Assets of Defined Benefit Pension Plans	11,085	11,439

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	7,672	7,672
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	365	365
BTFHI	100%	100%	184	182
Superior Multi Parañaque Homes, Inc.	100%	100%	39	38
Bancholders, Inc., or Bancholders	100%	100%	1	1
			8,261	8,258

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

The Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php750 million each on November 5, 2012 and January 25, 2013 to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the             shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

In November 2013, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the additional investment of Hastings in The Philippine Star Group. See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2014, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php6,300 million to fund the latter’s investment requirements. Of the Php6,300 million, a total of Php5,500 million had already been drawn by MediaQuest as at December 31, 2014.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2015, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php5,090 million to fund MediaQuest’s investment requirements and such amount was fully drawn by MediaQuest as at December 31, 2015.

PAS 19 requires employee benefit plan assets to be measured at fair value. The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2016 to 2020.

The pre-tax discount rates applied to cash flow projections range from 10% to 12%. Cash flows beyond the five-year period are determined using 0% to 4.5% growth rates.

In 2016, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php3,000 million to fund the latter’s investment requirements for the first half of 2016. Of the Php3,000 million, a total of Php2,300 million had already been drawn by MediaQuest to date.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in unlisted equity investments. The cumulative change in the fair market value of this investment amounted to Php285 million each as at March 31, 2016 and December 31, 2015.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php2 million each for the three months ended March 31, 2016 and 2015. Dividend receivables amounted to Php2 million each as at March 31, 2016 and December 31, 2015.

Shares of Stocks

As at March 31, 2016 and December 31, 2015, this account consists of:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,336	1,754
PLDT	52	54
Others	462	453
Preferred shares	360	360

	2,210	2,621

Dividends earned on PLDT common shares amounted to Php2 million each for the three months ended March 31, 2016 and 2015.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at March 31, 2016 and December 31, 2015, net of subscription payable of Php2,640 million. These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php12 million each for the three months ended March 31, 2016 and 2015.

Mutual Funds

Investment in mutual funds includes various U.S. dollar and Euro denominated equity funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy. Total investment in mutual funds amounted to Php35 million and Php61 million as at March 31, 2016 and December 31, 2015, respectively.

Government Securities

Investment in government securities includes retail treasury bonds and FXTN bearing interest ranging from 5.88% to 7% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php40 million and Php41 million as at March 31, 2016 and December 31, 2015, respectively.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. Total fair value of investment properties amounted to Php10 million each as at March 31, 2016 and December 31, 2015.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	95%	96%
Temporary cash investments	4%	3%
Receivables and other assets	1%	–%
Investments in mutual funds	–%	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at March 31, 2016 and December 31, 2015, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs for the three months ended March 31, 2016 and for the year ended December 31, 2015 and the net periodic benefit costs and average assumptions used in developing the valuation for the three months ended March 31, 2016 and 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	2,116	2,149
Service costs	45	289
Interest costs on benefit obligation	–	98
Actuarial gains – economic assumptions	–	(67)
Actual benefits paid/settlements	–	(96)
Actuarial gains – experience	–	(217)
Curtailment and others	(153)	(40)
Present value of defined benefit obligations at end of the period	2,008	2,116

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	2,388	2,205
Actual contributions	–	227
Interest income on plan assets	–	92
Return on plan assets (excluding amount included in net interest)	–	(40)
Actual benefits paid/settlements	(21)	(96)

Fair value of plan assets at end of the period	2,367	2,388

Funded status – net (Notes 3 and 19)	359	272
Accrued benefit costs (Note 3)	16	19

Prepaid benefit costs (Note 3)	375	291

	March 31,
	2016	2016
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	45	64
Interest costs – net	–	–
Net periodic benefit costs (Notes 3 and 5)	45	64

Actual net gains on plan assets amounted to nil and Php56 million for the three months ended March 31, 2016 and 2015, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php327 million to its defined benefit plan in 2016.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at March 31, 2016:

(in million pesos)
2016(1)	149
2017	60
2018	83
2019	93
2020	145
2021 to 2060	17,673

(1)	April 1, 2016 through December 31, 2016.

The average duration of the defined benefit obligation at the end of the reporting period is 15 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2016 and 2015 are as follows:

	March 31,
	2016	2015
	(Unaudited)
Rate of increase in compensation	5.0%	7.0%
Discount rate	5.0%	4.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2016 and December 31, 2015, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1.0%	(10)
	(1.0%)	20
Future salary increases	1.0%	20
	(1.0%)	(10)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,439	1,411
Philippine foreign currency bonds	462	352
Domestic equities	412	424
International equities	161	460
Total noncurrent financial assets	2,474	2,647

Current Financial Assets
Cash and cash equivalents	384	431
Receivables	244	4

Total current financial assets	628	435

Total plan assets	3,102	3,082

Employee’s share, forfeitures and mandatory reserve account	846	805

Smart’s plan assets	2,256	2,277
Subsidiaries’ plan assets	111	111

Total Plan Assets of Defined Contribution Plans	2,367	2,388

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate debt securities and a fixed income fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of Philippine peso-denominated fixed income instruments. The investments under this category, exclusive of the mutual fund, earned between 2.90% and 4.19% interest for the three months ended March 31, 2016 and 2015. Total investments in domestic fixed income amounted to Php1,439 million and Php1,411 million as at March 31, 2016 and December 31, 2015, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include investments in U.S. dollar denominated fixed income instruments issued by the Philippine government, local corporations and financial institutions. The investments under this category earned between 3.70% and 4.00% interest for the three months ended March 31, 2016 and 2015. Total investment in Philippine foreign currency bonds amounted to Php462 million and Php352 million as at March 31, 2016 and December 31, 2015, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares and convertible preferred shares listed in the PSE and a local equity fund managed by BPI Asset Management and Trust Group which is invested in a diversified portfolio of stocks listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php412 million and Php424 million as at March 31, 2016 and December 31, 2015, respectively. This includes investment in PLDT shares with fair value of Php25 million and Php31 million as at March 31, 2016 and December 31, 2015, respectively.

International Equities

Investments in international equities include mutual funds managed by ING International and an offshore investment in a global mutual fund managed by Franklin Templeton, which are all invested in diversified portfolios of global equities. Total investment in international equities amounted to Php161 million and Php460 million as at March 31, 2016 and December 31, 2015, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invests a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at March 31, 2016 and December 31, 2015 is as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	82%	71%
Investments in listed and unlisted equity securities	18%	29%
	100%	100%

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The awards in the 2012 to 2014 LTIP were contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three-year period 2012 to 2014. In addition, the 2012 to 2014 LTIP allowed for the participation of a number of senior executives and certain newly hired executives and ensured the continuity of management in line with the succession planning of the PLDT Group. Total outstanding liability and fair value of the 2012 to 2014 LTIP amounted to Php2 million and Php33 million as at March 31, 2016 and December 31, 2015, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits.

27. Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGU. As at March 31, 2016, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao for the years 2006 to 2011 by filing a Petition with the Regional Trial Court, or RTC, of the City of Makati on July 8, 2011. In an order dated October 12, 2012, the RTC, following a Motion to Dismiss filed by the City of Tuguegarao, dismissed the petition for lack of jurisdiction. Upon denial of its Motion for Reconsideration, PLDT filed a Petition for Review before the Court of Tax Appeals, or CTA, which dismissed the said Petition and upheld the decision of the RTC. On July 28, 2014, PLDT filed a Motion for Reconsideration which was also denied by the CTA. PLDT filed a Petition before the CTA En Banc on November 3, 2014. The case is still pending before the CTA En Banc.

PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao for the years 2012 to 2014. The case was filed on January 14, 2015 before the Second Judicial Region of Tuguegarao City and is scheduled for preliminary conference on April 14, 2016 and pre-trial on May 26, 2016 after mediation proceedings failed.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. In 2011, Smart appealed the assessment to the RTC of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC issued a Temporary Restraining Order and a writ of preliminary injunction. On April 30, 2012, the RTC rendered a decision nullifying the tax assessment. The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then appealed to the CTA. In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications. Cagayan’s Motion for Reconsideration was denied. Cagayan then appealed before the CTA En Banc. The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges. Smart protested the assessments. After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax. The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis. In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to franchise tax and is currently in talks with the Province for the settlement of the real property tax.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies. The RTC denied the petition. DMPI appealed with the CTA. The CTA ordered the City of Cotabato to file their Comment.

In the DMPI vs. City of Davao, DMPI filed in 2011 a Petition for Prohibition and Mandamus and sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted. Davao’s Legal Officer and City Assessor confirmed that DMPI’s machinery is exempt from real property tax. On March 20, 2015, the Court has approved DMPI’s Motion which prayed for the dismissal of the case.

In the DMPI vs. City Government of Malabon, DMPI filed in 2011 a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. As at May 3, 2016, there is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed with the Court of Appeals. The case has been submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. On May 5, 2015, the Appeal was dismissed and the ruling issued by the trial court was affirmed.

DMPI vs. City of Trece Martires – In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa – In 2006, Globe filed a Protest of Assessment questioning the act of the City of Lipa in assessing tower fees for its sites amounting to Php105 thousand per year. Smart, Digitel and DMPI submitted a joint memorandum in June 2013 pertaining to the issue. However, the Sangguniang Panglungsod has since repealed the ordinance, and issued instead Tax Ordinance No. 177, which imposes a one-time regulatory fee of Php50 thousand for every tower to be constructed in the City of Lipa. The Joint Motion to Dismiss filed by Smart and DMPI on June 8, 2015 is pending resolution.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into compromise agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings have been suspended.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

On June 29, 2011, the Supreme Court of the Philippines, or the Court, promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), holding that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. This decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications (which is a public utility under Section 11, Article XII of the 1987 Constitution).

Although PLDT is not a party to the Gamboa Case, in its decision, the Court directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the 1987 Constitution, to impose the appropriate sanctions under the law.” Although the parties to the Gamboa Case filed Motions for Reconsideration of the decision and argued their positions before the Court, the Court ultimately denied the motions on October 9, 2012.

Meanwhile, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of Amended Articles of Incorporation of PLDT, or the Amendments to the Articles, which subclassified its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights. The Amendments to the Articles were subsequently approved by the stockholders of PLDT and the Philippine SEC.

On October 15, 2012, PLDT and BTFHI, a Filipino corporation and a wholly-owned company of The Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the PLDT’s Benefit Plan, entered into a Subscription Agreement, pursuant to which PLDT issued 150 million Voting Preferred Shares to BTFHI at Php1.00 per share reducing the percentage of PLDT’s voting stock held by foreigners from 56.62% (based on Voting Common Stock) as at October 15, 2012 to 18.37% (based on Voting Common and Preferred Stock) as at April 15, 2013.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013, or the Philippine SEC Guidelines, which we believe was intended to fulfill the Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provided that “the required percentage of Filipino ownership shall be applied to BOTH: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at April 29, 2016, PLDT’s foreign ownership was 30.08% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 16.53% of its total outstanding capital stock. Therefore, we believe that as at April 29, 2016, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution.

On June 10, 2013, Jose M. Roy III filed a petition for certiorari with the Supreme Court against the Philippine SEC, Philippine SEC Chairperson Teresita Herbosa and PLDT, claiming: (1) that the Philippine SEC Guidelines violates the Court’s decision in the Gamboa Case (on the basis that
(a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of corporations subject to the foreign ownership requirements); and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, cannot be considered Filipino-owned corporations.

PLDT raised several procedural and substantive arguments against the petition, including in particular, that (a) the Philippine SEC Guidelines merely implemented the dispositive portion of the decision in the Gamboa Case, and that the dispositive portion of the Gamboa Case that defines “capital” is properly reflected in the Philippine SEC Guidelines, and (b) the fundamental requirements which need to be satisfied in order for PLDT Beneficial Trust Fund and BTFHI to be considered Filipino (for PLDT Beneficial Trust Fund’s Trustees to be Filipinos and for 60% of the Fund to accrue to the benefit of Philippine nationals) are satisfied with respect to the PLDT Beneficial Trust Fund, and therefore, PLDT Beneficial Trust Fund and BTFHI are Filipino shareholders for purposes of classifying their 150 million Voting Preferred Shares in PLDT. As a result, more than 60% of PLDT’s total voting stock is Filipino-owned and PLDT is compliant with the Constitutional ownership requirements.

In 2013, the Philippine SEC and Chairperson Teresita Herbosa also raised a number of arguments for dismissal of the petition for being procedurally flawed and for lack of merit.

In May 2014, the petitioner filed a consolidated reply and a motion for the issuance of a temporary restraining order to prevent PLDT from holding its 2014 annual stockholders meeting. The temporary restraining order was denied and PLDT held its 2014 annual meeting on June 10, 2014 as scheduled.

On February 10, 2015, PLDT filed a consolidated memorandum setting forth its arguments against the petition.

As at May 3, 2016, the resolution of the petition remains pending with the Supreme Court.

Other disclosures required by PAS 37 were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

28. Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at March 31, 2016 and December 31, 2015:

						Financial
			Financial		Available-for-sale	liabilities carried	Total financial
	Loans		instruments	Derivatives used	financial	at amortized	assets and
	and receivables	HTM investments	at FVPL	for hedging	investments	cost	liabilities
				(in million pesos)
Assets as at March 31, 2016 (Unaudited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	14,126	–	14,126
Investment in debt securities and other long-term investments – net of current portion	587	355	–	–	–	–	942
Derivative financial assets – net of current portion	–	–	–	57	–	–	57
Advances and other noncurrent assets – net of current portion	2,598	–	–	–	–	–	2,598
Current:
Cash and cash equivalents	45,262	–	–	–	–	–	45,262
Short-term investments	2,553	–	675	–	–	–	3,228
Trade and other receivables	27,168	–	–	–	–	–	27,168
Current portion of derivative financial assets	–	–	–	11	–	–	11
Current portion of investment in debt securities and other long-term investments	–	51	–	–	–	–	51
Current portion of advances and other noncurrent assets	7,934	–	–	–	–	–	7,934
Total assets	86,102	406	675	68	14,126	–	101,377

Liabilities as at March 31, 2016 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	130,974	130,974
Derivative financial liabilities – net of current portion	–	–	922	437	–	–	1,359
Customers’ deposits	–	–	–	–	–	2,423	2,423
Deferred credits and other noncurrent liabilities	–	–	–	–	–	17,203	17,203
Current:
Accounts payable	–	–	–	–	–	59,177	59,177
Accrued expenses and other current liabilities	–	–	–	–	–	73,405	73,405
Current portion of interest-bearing financial liabilities	–	–	–	–	–	30,217	30,217
Dividends payable	–	–	–	–	–	13,795	13,795
Current portion of derivative financial liabilities	–	–	32	306	–	–	338
Total liabilities	–	–	954	743	–	327,194	328,891

Net assets (liabilities)	86,102	406	(279)	(675)	14,126	(327,194)	(227,514)

Assets as at December 31, 2015 (Audited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	15,711	–	15,711
Investment in debt securities and other long-term investments – net of current portion	595	357	–	–	–	–	952
Derivative financial assets – net of current portion	–	–	–	145	–	–	145
Advances and other noncurrent assets – net of current portion	2,580	–	–	–	–	–	2,580
Current:
Cash and cash equivalents	46,455	–	–	–	–	–	46,455
Short-term investments	744	–	685	–	–	–	1,429
Trade and other receivables	24,898	–	–	–	–	–	24,898
Current portion of derivative financial assets	–	–	10	16	–	–	26
Current portion of investment in debt securities and other long-term investments	–	51	–	–	–	–	51
Current portion of advances and other noncurrent assets	7,936	–	–	–	–	–	7,936
Total assets	83,208	408	695	161	15,711	–	100,183

Liabilities as at December 31, 2015 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	143,982	143,982
Derivative financial liabilities – net of current portion	–	–	659	77	–	–	736
Customers’ deposits	–	–	–	–	–	2,430	2,430
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,788	19,788
Current:
Accounts payable	–	–	–	–	–	51,542	51,542
Accrued expenses and other current liabilities	–	–	–	–	–	66,844	66,844
Current portion of interest-bearing financial liabilities	–	–	–	–	–	16,911	16,911
Dividends payable	–	–	–	–	–	1,461	1,461
Current portion of derivative financial liabilities	–	–	22	284	–	–	306
Total liabilities	–	–	681	361	–	302,958	304,000

Net assets (liabilities)	83,208	408	14	(200)	15,711	(302,958)	(203,817)

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2016 and December 31, 2015 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	March 31,		March 31,
	2016	December 31, 2015	2016	December 31, 2015
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	942	952	958	972
Advances and other noncurrent assets	2,598	2,580	2,368	2,305

Total	3,540	3,532	3,326	3,277

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	130,974	143,982	132,309	145,731
Customers’ deposits	2,423	2,430	1,920	1,868
Deferred credits and other noncurrent liabilities	17,203	19,788	15,931	17,973

Total	150,600	166,200	150,160	165,572

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at March 31, 2016 and December 31, 2015:

		Gross amounts of
		recognized
		financial assets
	Gross amounts	and liabilities	Net amount
	of recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
		(in million pesos)
March 31, 2016 (Unaudited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,024	1,024	–
Current Financial Assets
Trade and other receivables
Foreign administrations	11,127	5,145	5,982
Domestic carriers	14,083	13,566	517
Derivative financial instruments
Current portion of interest rate swap	377	368	9
Total	26,611	20,103	6,508

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	1,333	1,057	276
Current Financial Liabilities
Accounts payable
Suppliers and contractors	54,065	11	54,054
Carriers and other customers	7,670	3,205	4,465
Derivative financial instruments
Current portion of interest rate swap	465	315	150

Total	63,533	4,588	58,945

		Gross amounts of
		recognized
		financial assets
	Gross amounts of	and liabilities	Net amount
	recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
		(in million pesos)
December 31, 2015 (Audited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,788	1,714	74
Current Financial Assets
Trade and other receivables
Foreign administrations	9,623	4,424	5,199
Domestic carriers	12,777	12,323	454
Derivative financial instruments
Current portion of interest rate swap	327	311	16
Total	24,515	18,772	5,743

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	1,826	1,748	78
Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,532	45	46,487
Carriers and other customers	9,109	6,095	3,014
Derivative financial instruments
Current portion of interest rate swap	496	233	263

Total	57,963	8,121	49,842

There are no financial instruments subject to an enforceable master netting arrangement as at March 31, 2016 and December 31, 2015.

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at March 31, 2016 and December 31, 2015. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	March 31, 2016			December 31, 2015
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total

		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	13,111	–	13,111	14,695	–	14,695
Derivative financial assets – net of current portion	–	57	57	–	145	145
Current Financial Assets
Short-term investments	–	675	675	–	685	685
Current portion of derivative financial assets	–	11	11	–	26	26

Total	13,111	743	13,854	14,695	856	15,551

Noncurrent Financial Liabilities
Derivative financial liabilities	–	1,359	1,359	–	736	736
Current Financial Liabilities
Derivative financial liabilities	–	338	338	–	306	306

Total	–	1,697	1,697	–	1,042	1,042

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at March 31, 2016 and December 31, 2015, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at March 31, 2016 and December 31, 2015, there were no transfers into and out of Level 3 fair value measurements.

As at March 31, 2016 and December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans:
U.S. dollar notes	Quoted market price.	Level 1

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2
Other loans in all other currencies
Estimated fair value is based on the discounted
value of future cash flows using the applicable
Commercial Interest Reference Rate and PDST-F
(until March 31, 2015) and PDST-R2* (after
March 31, 2015) rates for similar types of
loans plus PLDT’s credit spread.
Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

*	PDST-F was replaced by PDST-R2 on April 1, 2015 per BAP Memo dated January 8, 2015.

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of listed shares, were determined using quoted prices. For investments where there is no active market and fair value cannot be determined, investments are carried at cost less any accumulated impairment losses.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Interest rate swap agreements were designated as cash flow hedges by PLDT and Smart as at March 31, 2016 and December 31, 2015.

As at March 31, 2016 and December 31, 2015, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at March 31, 2016 and December 31, 2015:

		March 31, 2016				December 31, 2015
		(Unaudited)				(Audited)
				Mark-to-
				market				Mark-to-
				Gains				market
	Maturity	Notional		(Losses)		Notional		Gains (Losses)

		(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php921)		US$	202	(Php655)
Forward foreign exchange contracts	2016		–	–			22	6
Smart
Forward foreign exchange contracts	2016		19	(16)			13	4
DMPI
Interest rate swaps	2017		15	(18)			19	(26)

				(Php955)				(Php671)

Transactions designated as hedges:
Cash flow hedges:
PLDT
Interest rate swaps	2017	US$	15	Php1		US$	23	Php2
	2018		133	1			167	10
	2020		149	(276)			149	(133)
	2022		150	(143)			150	(95)
Long-term currency swaps	2018		102	(64)			90	18
Smart
Interest rate swaps	2016		14	1			20	1
	2017		17	1			17	2
	2018		75	(9)			75	6
	2019		97	(42)			107	(19)
	2020		178	(71)			200	1
	2022		30	(7)	–		–	–
Long-term currency swaps	2018		95	(66)			100	7
				(674)				(200)

Net liabilities				(Php1,629)				(Php871)

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	57	145
Current assets	11	26
Noncurrent liabilities	(1,359)	(736)
Current liabilities	(338)	(306)

Net liabilities	(1,629)	(871)

Movements of our consolidated mark-to-market losses for the three months ended March 31, 2016 and for the year ended December 31, 2015 are summarized as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the period	(871)	(1,618)
Settlements, accretions and conversions	118	320
Reclassification of principal only-currency swaps from non-hedge to hedge	(18)	–
Effective portion recognized in the profit or loss for the cash flow hedges	(99)	(359)
Gains (losses) on derivative financial instruments (Note 4)	(369)	781
Net fair value gains (losses) on cash flow hedges charged to other comprehensive income	(390)	5
Net mark-to-market losses at end of the period	(1,629)	(871)

Our consolidated analysis of gains (losses) on derivative financial instruments for the three months ended March 31, 2016 and for the year ended December 31, 2015 are as follows:

	March 31,
	2016	2015
	(Unaudited)
	(in million pesos)
Hedge costs	(128)	(75)
Gains (losses) on derivative financial instruments (Note 4)	(369)	105

Net gains (losses) on derivative financial instruments	(497)	30

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Currency Swaps

PLDT has entered into a long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the three months ended March 31, 2016 and 2015. The semi-annual fixed swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the three months ended March 31, 2016 and 2015.

On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the total notional amount of US$300 million of the long-term currency swaps that we entered to hedge the 2017 fixed rate notes was reduced to US$202 million with mark-to-market losses of Php921 million and Php655 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates from October 2015 to March 2016 PLDT entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on a portion of its floating rate loan maturing in 2018. The total notional amount of the currency swaps was at US$102 million and US$90 million as at March 31, 2016 and December 31, 2015, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.72. The semi-annual fixed swap cost payments that PLDT is required to make to its counterparties averaged about 2.26% per annum. The outstanding notional amounts under these agreements amounted to US$102 million and US$90 million with mark-to-market loss of Php64 million and mark-to-market gain of Php18 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The long-term principal only-currency swap agreements entered into in 2015 and 2016 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The remaining amounts recognized in our consolidated other comprehensive income amounted to Php19.5 million and Php17.7 million as at March 31, 2016 and December 31, 2015, respectively.

Forward Foreign Exchange Contracts

On various dates from September to December 2015, PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge U.S. dollar liabilities. The total forward foreign exchange purchase contracts amounted to US$22 million with U.S. dollar forward purchase average exchange rate of Php46.97 resulting to total mark-to-market gains of Php6 million as at December 31, 2015. There were no outstanding U.S. dollar forward foreign exchange purchase contracts as at March 31, 2016.

Interest Rate Swaps

On various dates in 2013 and 2015, PLDT entered into five-year and three-year interest rate swap agreements with a total notional amount of US$240 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$300 million Loan Facility maturing in January 2018 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.17%. The outstanding notional amounts under these agreements amounted to US$133 million and US$167 million with mark-to-market gains of Php1 million and Php10 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In August 2014, PLDT entered into six-year interest rate swap agreements with a total notional amount of US$100 million to hedge its interest rate exposure on the outstanding balance of the US$100 million Loan Facility maturing in August 2020 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on November 12, 2014) and in exchange, will pay a weighted average fixed rate of 3.46%. The outstanding notional amounts under these agreements amounted to US$99 million each with mark-to-market losses of Php181 million and Php86 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In September 2014, PLDT entered into a six-year interest rate swap agreements with a total notional amount of US$50 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in September 2020 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on December 2, 2014) and in exchange, will pay a weighted average fixed rate of 3.47%. The outstanding notional amounts under these agreements amounted to US$50 million each with mark-to-market losses of Php95 million and Php47 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On January 23, 2015, PLDT entered into a two-year interest rate swap agreement with a total notional amount of US$30 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$150 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, PLDT is entitled to receive a floating rate of equivalent to the three-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of three months commencing on March 10, 2015) and in exchange, will pay a fixed rate of 2.11%. The outstanding notional amounts under these agreements amounted to US$15 million and US$23 million with mark-to-market gains of Php1 million and Php2 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In April and June 2015, PLDT entered into seven-year interest rate swap agreements with a total notional amount of US$150 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$200 million Loan Facility maturing in February 2022 into fixed interest rate. Under these agreements, PLDT is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange will pay a weighted average fixed rate of 2.70%. The outstanding notional amounts under these agreements amounted to US$150 million with mark-to-market losses of Php143 million and Php95 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at March 31, 2016 and December 31, 2015 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market gains of the interest rate swaps with aggregate outstanding notional amounts of US$447 million and US$489 million with mark-to-market gains of Php417 million and mark-to-market losses of Php216 million as at March 31, 2016 and December 31, 2015, respectively. The mark-to-market losses amounting to Php398 million and Php172 million were recognized in our consolidated other comprehensive income as at March 31, 2016 and December 31, 2015, respectively. Interest accrual on the interest rate swaps amounting to Php20 million and Php44 million were recorded as at March 31, 2016 and December 31, 2015, respectively. The ineffective portion of the movements in the fair value amounting to nil were recognized in our consolidated income statements for the three months ended March 31, 2016 and 2015.

Smart

Long-term Currency Swaps

On various dates in 2015, Smart entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on a portion of its fixed rate loan maturing in 2020. The total notional amount of the currency swaps was at US$100 million. Under the swaps, Smart effectively exchanges the principal of its U.S. dollar-denominated fixed rate loan into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.659. The semi-annual fixed swap cost payments that Smart is required to make to its counterparties averaged about 2.21% per annum. The outstanding notional amounts under these agreements amounted to US$80 million and US$100 million with mark-to-market loss of Php57 million and mark-to-market gain of Php7 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In March 2016, Smart entered into long-term principal only-currency swap agreements with various counterparties to hedge the currency risk on a portion of its fixed rate loan maturing in 2018. The total notional amount of the currency swaps was at US$15 million. Under the swaps, Smart effectively exchanges the principal of its U.S. dollar-denominated fixed rate loan into Philippine peso-denominated loan exposures at agreed swap exchange rates. The swap contracts have an agreed average swap exchange rates of Php46.652 The semi-annual fixed swap cost payments that Smart is required to make to its counterparties averaged about 2.17% per annum. The outstanding notional amount under these agreements amounted to US$15 million with mark-to-market loss of Php9 million as at March 31, 2016. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In April 2016, Smart entered into long-term principal only-currency swap agreement to hedge the currency risk on a portion of its fixed rate loan maturing in 2018. The total notional amount of the currency swap was US$5 million. Under the swap, Smart effectively exchanges the principal of its U.S. dollar-denominated fixed rate loan into Philippine peso-denominated loan at an agreed swap exchange of Php46.07. The semi-annual fixed swap cost payment that Smart is required to make to its counterparties averaged about 2.17% per annum. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The long-term principal only-currency swap agreements outstanding as at March 31, 2016 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The remaining amounts recognized in our consolidated other comprehensive income amounted to nil and Php7 million as at March 31, 2016 and December 31, 2015, respectively. The ineffective portion of the movements in the fair value amounting to Php4 million and nil were recognized in our consolidated income statements for the three months ended March 31, 2016 and 2015, respectively.

Forward Foreign Exchange Contracts

In March 2015, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts with a total notional amount of US$29 million as at March 31, 2015 to hedge the loan proceeds from the partial drawdown of the US$200 million Mizuho Facility with average exchange rate of Php44.801. The mark-to-market gains recognized in the profit or loss were Php1 million as at March 31, 2015. In April 2015, all outstanding forward foreign exchange sale contracts matured and the proceeds of which amounted to Php1,299 million.

In May 2015, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts with a total notional amount of US$18 million as at June 30, 2015 to hedge the loan proceeds from the partial drawdown of the US$200 million Mizuho Facility with average exchange rate of Php44.891. The mark-to-market losses recognized in the profit or loss were Php5 million as at June 30, 2015. In July 2015, all outstanding forward foreign exchange sale contracts matured and the proceeds of which amounted to Php786 million.

On various dates in 2015, Smart entered into short-term U.S. dollar forward foreign exchange purchase contracts with a total notional amount of US$43 million to hedge its outstanding U.S. dollar liabilities for the period with average exchange rate of Php46.947. The outstanding notional amounts under these contracts amounted to US$1 million and US$13 million with mark-to-market loss of Php200 thousand and mark-to-market gains of Php4 million as at March 31, 2016 and December 31, 2015, respectively.

In January 2016, Smart entered into short-term U.S. dollar forward foreign exchange purchase contracts with a total notional amount of US$3 million to hedge its outstanding U.S. dollar liabilities for the period with average exchange rate of Php47.33. The outstanding notional amount under this contract amounted to US$2 million with mark-to-market loss of Php3 million as at March 31, 2016.

In March 2016, Smart entered into short-term U.S. dollar forward foreign exchange purchase contracts with a total notional amount of US$11.9 million to hedge its outstanding U.S. dollar liabilities for the period with average exchange rate of Php47.05. The outstanding notional amount under this contract amounted to US$16 million with mark-to-market loss of Php13 million as at March 31, 2016.

Interest Rate Swaps

On May 8, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$45 million to hedge its interest rate exposure on the outstanding balance of the US$60 million Loan Facility maturing in June 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on December 6, 2013) and in exchange, will pay a fixed rate of 1.53%. The outstanding notional amounts under this agreement amounted to US$7 million each with mark-to-market gain of Php240 thousand and mark-to-market loss of Php244 thousand as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 9, 2013, Smart entered into a three-year interest rate swap agreement with a total notional amount of US$38 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in August 2016 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on February 19, 2014) and in exchange, will pay a fixed rate of 1.43%. The outstanding notional amounts under this agreement amounted to US$7 million and US$13 million with mark-to-market gains of Php418 thousand and Php474 thousand as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On May 16, 2013, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$44 million to hedge its interest rate exposure on the outstanding balance of the US$50 million Loan Facility maturing in May 2017 into fixed interest rate.  Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on November 29, 2013) and in exchange, will pay a fixed rate of 1.77%.  The outstanding notional amounts under this agreement amounted to US$17 million each with mark-to-market gains of Php1 million and Php2 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates in 2013 and 2014, Smart entered into three-to-five-year interest rate swap agreements with a total notional amount of US$110 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$120 million Loan Facility maturing in June 2018 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.22%. The outstanding notional amounts under these agreements amounted to US$75 million each with mark-to-market loss of Php9 million and mark-to-market gain of Php6 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates in 2014 and 2015, Smart entered into four-to-five-year interest rate swap agreements with a total notional amount of US$85 million to hedge its interest rate exposure on a portion of the outstanding balance of the US$100 million Loan Facility maturing in March 2019 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.23%. The outstanding notional amounts under these agreements amounted to US$58 million and US$68 million with mark-to-market losses of Php19 million and Php9 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 2, 2014, Smart entered into a four-year interest rate swap agreement with a total notional amount of US$50 million to hedge its interest rate exposure on the US$50 million Loan Facility maturing in May 2019 into fixed interest rate. Under this agreement, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on May 14, 2015) and in exchange, will pay a fixed rate of 2.58%. The outstanding notional amounts under this agreement amounted to US$39 million each with mark-to-market losses of Php23 million and Php10 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On various dates in 2015, Smart entered into five-year interest rate swap agreements with a total notional amount of US$200 million to hedge its interest rate exposure on the US$200 million Loan Facility maturing in March 2020 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on the applicable interest payment date) and in exchange, will pay a weighted average fixed rate of 2.10%. The outstanding notional amounts under these agreements amounted to US$178 million and US$200 million with mark-to-market loss of Php71 million and mark-to-market gain of Php323 thousand as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

In February 2016, Smart entered into five-year interest rate swap agreements with a total notional amount of US$30 million to hedge its interest rate exposure on the US$100 million Loan Facility maturing in December 2022 into fixed interest rate. Under these agreements, Smart is entitled to receive a floating rate of equivalent to the six-month US$ LIBOR rate plus a margin at the end of each Calculation Period (comprising of successive periods of six months commencing on June 7, 2017) and in exchange, will pay a weighted average fixed rate of 2.03%. The outstanding notional amounts under these agreements amounted to US$30 million with mark-to-market loss of Php7 million as at March 31, 2016. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The interest rate swap agreements outstanding as at March 31, 2016 and December 31, 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated other comprehensive income while any ineffective portion is recognized immediately in our consolidated income statement. The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$411 million and US$419 million amounted to Php127 million and Php9 million as at December 31, 2015, respectively. The mark-to-market loss amounting to Php115 million and mark-to-market gain amounting to Php14 million were recognized in our consolidated other comprehensive income as at March 31, 2016 and December 31, 2015, respectively. Interest accrual on the interest rate swaps amounting to Php11 million and Php24 million were recognized as at March 31, 2016 and December 31, 2015, respectively. There were no ineffective portions of the movements in the fair value instruments that were recognized in our consolidated income statements for the three months ended March 31, 2016 and 2015.

DMPI

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposure on the US$59.2 million Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$7 million and US$10 million with mark-to-market losses of the interest rate swap of Php6 million and Php14 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

On October 7, 2008, DMPI entered into an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposure on the US$51.2 million Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, DMPI is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as at the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$8 million and US$9 million with mark-to-market losses of the interest rate swap of Php12 million as at March 31, 2016 and December 31, 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt.

The mark-to-market losses of the interest rate swaps with aggregate notional amounts of US$15 million and US$19 million amounted to Php18 million and Php26 million as at March 31, 2016 and December 31, 2015, respectively.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php45,262 million and Php3,228 million, respectively, as at March 31, 2016, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at March 31, 2016 and December 31, 2015:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
March 31, 2016 (Unaudited)
Loans and receivables:	87,531	84,245	2,602	523	161
Advances and other noncurrent assets	10,633	7,934	2,015	523	161
Cash equivalents	29,285	29,285	–	–	–
Short-term investments	2,553	2,553	–	–	–
Investment in debt securities and other long-term investments	587	–	587	–	–
Retail subscribers	20,624	20,624	–	–	–
Corporate subscribers	10,612	10,612	–	–	–
Foreign administrations	6,265	6,265	–	–	–
Domestic carriers	594	594	–	–	–
Dealers, agents and others	6,378	6,378	–	–	–
HTM investments:	406	51	205	150	–
Investment in debt securities and other long-term investments	406	51	205	150	–
Financial instruments at FVPL:	675	675	–	–	–
Short-term investments	675	675	–	–	–
Available-for-sale financial investments	14,126	–	–	–	14,126

Total	102,738	84,971	2,807	673	14,287

December 31, 2015 (Audited)
Loans and receivables:	91,978	88,602	2,697	516	163
Advances and other noncurrent assets	10,717	7,936	2,102	516	163
Cash equivalents	39,103	39,103	–	–	–
Short-term investments	744	744	–	–	–
Investment in debt securities and other long-term investments	595	–	595	–	–
Retail subscribers	19,750	19,750	–	–	–
Corporate subscribers	9,263	9,263	–	–	–
Foreign administrations	5,514	5,514	–	–	–
Domestic carriers	540	540	–	–	–
Dealers, agents and others	5,752	5,752	–	–	–
HTM investments:	408	51	207	150	–
Investment in debt securities and other long-term investments	408	51	207	150	–
Financial instruments at FVPL:	685	685	–	–	–
Short-term investments	685	685	–	–	–
Available-for-sale financial investments	15,711	–	–	–	15,711

Total	108,782	89,338	2,904	666	15,874

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at March 31, 2016 and December 31, 2015:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
March 31, 2016 (Unaudited)
Debt(1):	194,730	19,937	55,376	58,518	60,899
Principal	161,881	18,626	40,798	51,098	51,359
Interest	32,849	1,311	14,578	7,420	9,540
Lease obligations:	18,476	10,757	3,644	2,001	2,074
Operating lease	18,475	10,756	3,644	2,001	2,074
Finance lease	1	1	–	–	–
Unconditional purchase obligations(2)	138	24	46	46	22
Other obligations:	152,665	132,380	15,767	2,634	1,884
Derivative financial liabilities(3):	1,842	1,232	523	87	–
Long-term currency swap	1,234	1,160	74	–	–
Interest rate swap	592	56	449	87	–
Forward foreign exchange contract	16	16	–	–	–
Various trade and other obligations:	150,823	131,148	15,244	2,547	1,884
Suppliers and contractors	71,187	54,054	14,639	2,494	–
Utilities and related expenses	39,548	39,499	49	–	–
Dividends	13,795	13,795	–	–	–
Liability from redemption of preferred shares	7,903	7,903	–	–	–
Employee benefits	6,049	6,049	–	–	–
Carriers and other customers	3,132	3,132	–	–	–
Customers’ deposits	2,423	–	486	53	1,884
Others	6,786	6,716	70	–	–

Total contractual obligations	366,009	163,098	74,833	63,199	64,879

December 31, 2015 (Audited)
Debt(1):	195,603	1,716	78,007	41,890	73,990
Principal	161,568	1,411	61,847	34,355	63,955
Interest	34,035	305	16,160	7,535	10,035
Lease obligations:	17,920	10,161	3,640	2,003	2,116
Operating lease	17,919	10,160	3,640	2,003	2,116
Finance lease	1	1	–	–	–
Unconditional purchase obligations(2)	150	27	47	47	29
Other obligations:	139,148	110,874	23,378	3,012	1,884
Derivative financial liabilities(3):	6,067	10	6,050	7	–
Long-term currency swap	5,670	–	5,670	–	–
Interest rate swap	397	10	380	7	–
Various trade and other obligations:	133,081	110,864	17,328	3,005	1,884
Suppliers and contractors	66,229	46,487	16,788	2,954	–
Utilities and related expenses	38,155	38,155	–	–	–
Employee benefits	6,262	6,262	–	–	–
Liability from redemption of preferred shares	7,906	7,906	–	–	–
Carriers and other customers	3,014	3,014	–	–	–
Customers’ deposits	2,430	–	495	51	1,884
Dividends	1,461	1,461	–	–	–
Others	7,624	7,579	45	–	–

Total contractual obligations	352,821	122,778	105,072	46,952	78,019

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at March 31, 2016 and December 31, 2015 are as follows:

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	10,917	10,318
After one year but not more than five years	5,484	5,485
More than five years	2,074	2,116

Total	18,475	17,919

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php138 million and Php150 million as at March 31, 2016 and December 31, 2015, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php150,823 million and Php133,081 million as at March 31, 2016 and December 31, 2015, respectively. See Note 23 – Accounts Payable.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php25 million and Php46 million as at March 31, 2016 and December 31, 2015, respectively. These commitments will expire within one year.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at March 31, 2016 and December 31, 2015.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at March 31, 2016 and December 31, 2015:

	March 31, 2016			December 31, 2015
	(Unaudited)			(Audited)
U.S. Dollar		Php(1)		U.S. Dollar	Php(2)

(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments	20	923	–	–	–
Investment in debt securities and other long-term investments	13	587		26	1,206
Derivative financial assets – net of current portion	1	57		3	145
Advances and other noncurrent assets – net of current portion	–	17		–	16

Total noncurrent financial assets	34	1,584		29	1,367

Current Financial Assets
Cash and cash equivalents	418	19,206		379	17,874
Short-term investments	70	3,227		24	1,156
Trade and other receivables – net	142	6,551		142	6,690
Current portion of derivative financial assets	–	11		1	26
Current portion of advances and other noncurrent assets	–	15		–	19

Total current financial assets	630	29,010		546	25,765

Total Financial Assets	664	30,594		575	27,132

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	758	34,863		1,104	52,040
Derivative financial liabilities – net of current portion	30	1,359		16	736
Other noncurrent liabilities	–	6		–	6

Total noncurrent financial liabilities	788	36,228		1,120	52,782

Current Financial Liabilities
Accounts payable	128	5,881		99	4,685
Accrued expenses and other current liabilities	155	7,124		153	7,216
Current portion of interest-bearing financial liabilities	602	27,676		341	16,058
Current portion of derivative financial liabilities	7	338		7	306

Total current financial liabilities	892	41,019		600	28,265

Total Financial Liabilities	1,680	77,247		1,720	81,047

(1)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php45.99 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at March 31, 2016.

(2)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php47.12 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2015.

As at May 2, 2016, the Philippine peso-U.S. dollar exchange rate was Php47.00 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php47,120 million as at March 31, 2016.

Approximately 39% and 42% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at March 31, 2016 and December 31, 2015, respectively. Consolidated foreign currency-denominated debt decreased to Php62,124 million as at March 31, 2016 from Php67,620 million as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$304 million and US$292 million as at March 31, 2016 and December 31, 2015, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 27% (or 13%, net of our consolidated U.S. dollar cash balances) and 30% (or 17%, net of our consolidated U.S. dollar cash balances) as at March 31, 2016 and December 31, 2015, respectively.

Approximately, 16% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the three months ended March 31, 2016 as compared with approximately 18% for the three months ended March 31, 2015, respectively. Approximately, 8% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the three months ended March 31, 2016 as compared with approximately 10% for the three months ended March 31, 2015. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debt in Philippine pesos.

The Philippine peso appreciated by 2.40% against the U.S. dollar to Php45.99 to US$1.00 as at March 31, 2016 from Php47.12 to US$1.00 as at December 31, 2015. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php970 million and Php43 million for the three months ended March 31, 2016 and 2015, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until June 30, 2016. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 2.2% as compared to the exchange rate of Php45.99 to US$1.00 as at March 31, 2016. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 2.2% as at March 31, 2016, with all other variables held constant, profit after tax for the three months ended March 31, 2016 would have been approximately Php695 million lower/higher and our consolidated stockholders’ equity as at March 31, 2016 would have been approximately Php679 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at March 31, 2016 and December 31, 2015. Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2016 (Unaudited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	8	5	–	–	13	587	–	587	13	593
Interest rate	–	4.0000% to 10.0000%	3.5000%	–	–	–	–	–	–	–	–
Philippine Peso	1	5	–	3	–	9	406	–	406	9	416
Interest rate	4.2190%	4.2500%	–	4.8400%	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	18	–	–	–	–	18	838	–	838	18	838
Interest rate	0.0100% to 1.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	296	–	–	–	–	296	13,615	–	13,615	296	13,615
Interest rate	0.0010% to 1.4000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	–	–	–	–	–	–	20	–	20	–	20
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	378	–	–	–	–	378	17,383	–	17,383	378	17,383
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	259	–	–	–	–	259	11,902	–	11,902	259	11,902
Interest rate	0.2500% to 4.6875%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	70	–	–	–	–	70	3,228	–	3,228	70	3,228
Interest rate	1.5000% to 4.0550%	–	–	–	–	–	–	–	–	–	–

	1,022	13	5	3	–	1,043	47,979	–	47,979	1,043	47,995

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	228	–	–	–	–	228	10,503	22	10,481	242	11,148
Interest rate	8.3500%	–	–	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	35	39	22	17	8	121	5,566	36	5,530	153	7,058
Interest rate	1.9000% to 3.9550%	1.4100% to 2.8850%	1.4100% to 2.8850%	1.4100% to 2.8850%	2.8850%	–	–	–	–	–	–
Philippine Peso	40	164	34	680	1,061	1,979	91,004	247	90,757	1,950	89,679
Interest rate	5.3300%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.5500% to 6.2600%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	102	473	149	239	48	1,011	46,478	365	46,113	1,011	46,478
Interest rate	0.3000% to 1.8000% over LIBOR	0.3000% to 1.6000% over LIBOR	0.7900% to 1.6000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.9500% to 1.0500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	4	2	175	–	181	8,330	21	8,309	181	8,330
Interest rate	–	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	–	–	–	–	–	–	–

	405	680	207	1,111	1,117	3,520	161,881	691	161,190	3,537	162,693

As at December 31, 2015 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	11	2	–	–	13	596	–	596	13	605
Interest rate	–	4.0000% to 10.0000%	3.5000%	–	–	–	–	–	–	–	–
Philippine Peso	–	5	–	3	–	8	407	–	407	9	418
Interest rate	–	4.2500%	–	4.8400%	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	35	–	–	–	–	35	1,651	–	1,651	35	1,651
Interest rate	0.0100% to 1.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	82	–	–	–	–	82	3,880	–	3,880	82	3,880
Interest rate	0.0010% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	1	–	–	–	–	1	24	–	24	1	24
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	315	–	–	–	–	315	14,829	–	14,829	315	14,829
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	515	–	–	–	–	515	24,274	–	24,274	515	24,274
Interest rate	0.2500% to 4.6875%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	24	–	–	–	–	24	1,156	–	1,156	24	1,156
Interest rate	2.1622% to 3.9940%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	6	–	–	–	–	6	273	–	273	6	273
Interest rate	1.5000%	–	–	–	–	–	–	–	–	–	–

	978	16	2	3	–	999	47,090	–	47,090	1,000	47,110

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	228	–	–	–	228	10,761	29	10,732	247	11,617
Interest rate	–	8.3500%	–	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	51	42	17	11	126	5,945	41	5,904	134	6,298
Interest rate	1.9000%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	2.8850%	–	–	–	–	–	–
Philippine Peso	–	205	21	337	1,243	1,806	85,100	171	84,929	1,803	84,965
Interest rate	–	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.5500% to 6.2600%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	25	542	217	273	34	1,091	51,397	413	50,984	1,091	51,396
Interest rate	0.8500% to 1.0000% over LIBOR	0.3000% to 1.8000% over LIBOR	0.7900% to 1.8000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.9500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	4	2	102	70	178	8,365	22	8,343	177	8,365
Interest rate	–	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	–	–	–	–	–	–

	30	1,030	282	729	1,358	3,429	161,568	676	160,892	3,452	162,641

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until June 30, 2016. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 10 basis points, or bps, and 50 bps higher/lower, respectively, as compared to levels as at March 31, 2016. If U.S. dollar interest rates had been 10 bps higher/lower as compared to market levels as at March 31, 2016, with all other variables held constant, profit after tax for the three months ended March 31, 2016 and our consolidated stockholders’ equity as at March 31, 2016 would have been approximately Php19 million and Php14 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 50 bps higher/lower as compared to market levels as at March 31, 2016, with all other variables held constant, profit after tax for the three months ended March 31, 2016 and our consolidated stockholders’ equity as at March 31, 2016 would have been approximately Php31 million and Php47 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2016 and December 31, 2015:

	March 31, 2016 (Unaudited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,532	1	10,531
Cash and cash equivalents	45,262	218	45,044
Short-term investments	2,553	–	2,553
Investment in debt securities and other long-term investments	587	–	587
Retail subscribers	10,000	46	9,954
Foreign administrations	5,982	–	5,982
Corporate subscribers	5,955	161	5,794
Domestic carriers	517	–	517
Dealers, agents and others	4,714	1	4,713
HTM investments:
Investment in debt securities and other long-term investments	406	–	406
Financial instruments at FVPL:
Short-term investments	675	–	675
Available-for-sale financial investments	14,126	–	14,126
Derivatives used for hedging:
Long-term currency swap	54	–	54
Interest rate swap	14	–	14

Total	101,377	427	100,950

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at March 31, 2016.

	December 31, 2015 (Audited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,516	–	10,516
Cash and cash equivalents	46,455	272	46,183
Short-term investments	744	–	744
Investment in debt securities and other long-term investments	595	–	595
Retail subscribers	10,210	46	10,164
Foreign administrations	5,199	–	5,199
Corporate subscribers	4,812	160	4,652
Domestic carriers	454	–	454
Dealers, agents and others	4,223	2	4,221
HTM investments:
Investment in debt securities and other long-term investments	408	–	408
Financial instruments at FVPL:
Short-term investments	685	–	685
Forward foreign exchange contracts	10	–	10
Available-for-sale financial investments	15,711	–	15,711
Derivatives used for hedging:
Interest rate swap	90	–	90
Long-term currency swap	71	–	71

Total	100,183	480	99,703

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2015.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at March 31, 2016 and December 31, 2015:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired Impaired
			(in million pesos)
March 31, 2016 (Unaudited)
Loans and receivables:	103,507	59,248	12,459	14,395	17,405
Advances and other noncurrent assets	10,632	8,817	1,710	5	100
Cash and cash equivalents	45,262	41,608	3,654	–	–
Short-term investments	2,553	2,553	–	–	–
Investment in debt securities and other long-term investments	587	587	–	–	–
Retail subscribers	20,624	2,146	2,692	5,162	10,624
Corporate subscribers	10,612	1,208	1,304	3,443	4,657
Foreign administrations	6,265	661	2,061	3,260	283
Domestic carriers	594	40	100	377	77
Dealers, agents and others	6,378	1,628	938	2,148	1,664
HTM investments:	406	406	–	–	–
Investment in debt securities and other long-term investments	406	406	–	–	–
Financial instruments at FVPL(3):	675	675	–	–	–
Short-term investments	675	675	–	–	–
Available-for-sale financial investments	14,126	13,136	990	–	–
Derivatives used for hedging:	68	68	–	–	–
Long-term currency swap	54	54	–	–	–
Interest rate swaps	14	14	–	–	–
Total	118,782	73,533	13,449	14,395	17,405

December 31, 2015 (Audited)
Loans and receivables:	99,330	57,471	12,033	13,704	16,122
Advances and other noncurrent assets	10,717	10,204	307	5	201
Cash and cash equivalents	46,455	41,509	4,946	–	–
Short-term investments	744	744	–	–	–
Investment in debt securities and other long-term investments	595	595	–	–	–
Retail subscribers	19,750	1,549	3,449	5,212	9,540
Corporate subscribers	9,263	1,162	1,316	2,334	4,451
Foreign administrations	5,514	933	1,744	2,522	315
Domestic carriers	540	88	100	266	86
Dealers, agents and others	5,752	687	171	3,365	1,529
HTM investments:	408	408	–	–	–
Investment in debt securities and other long-term investments	408	408	–	–	–
Available-for-sale financial investments	15,711	14,721	990	–	–
Financial instruments at FVPL(3):	695	695	–	–	–
Short-term investments	685	685	–	–	–
Forward foreign exchange contracts	10	10
Derivatives used for hedging:	161	161	–	–	–
Interest rate swaps	90	90	–	–	–
Long-term currency swap	71	71

Total	116,305	73,456	13,023	13,704	16,122

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at March 31, 2016 and December 31, 2015 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2016 (Unaudited)
Loans and receivables:	103,507	71,707	5,470	1,542	7,383	17,405
Advances and other noncurrent assets	10,632	10,527	–	–	5	100
Cash and cash equivalents	45,262	45,262	–	–	–	–
Short-term investments	2,553	2,553	–	–	–	–
Investment in debt securities and other long-term investments	587	587	–	–	–	–
Retail subscribers	20,624	4,838	3,040	677	1,445	10,624
Corporate subscribers	10,612	2,512	1,082	355	2,006	4,657
Foreign administrations	6,265	2,722	448	216	2,596	283
Domestic carriers	594	140	77	57	243	77
Dealers, agents and others	6,378	2,566	823	237	1,088	1,664
HTM investments:	406	406	–	–	–	–
Investment in debt securities and other long-term investments	406	406	–	–	–	–
Financial instruments at FVPL:	675	675	–	–	–	–
Short-term investments	675	675	–	–	–	–
Available-for-sale financial investments	14,126	14,126	–	–	–	–
Derivatives used for hedging:	68	68	–	–	–	–
Long-term currency swap	14	14	–	–	–	–
Interest rate swaps	54	54	–	–	–	–

Total	118,782	86,982	5,470	1,542	7,383	17,405

December 31, 2015 (Audited)
Loans and receivables:	99,330	69,504	5,436	1,306	6,962	16,122
Advances and other noncurrent assets	10,717	10,511	–	–	5	201
Cash and cash equivalents	46,455	46,455	–	–	–	–
Short-term investments	744	744	–	–	–	–
Investment in debt securities and other long-term investments	595	595	–	–	–	–
Retail subscribers	19,750	4,998	2,064	499	2,649	9,540
Foreign administrations	5,514	2,677	314	290	1,918	315
Corporate subscribers	9,263	2,478	1,165	335	834	4,451
Domestic carriers	540	188	63	62	141	86
Dealers, agents and others	5,752	858	1,830	120	1,415	1,529
HTM investments:	408	408	–	–	–	–
Investment in debt securities and other long-term investments	408	408	–	–	–	–
Available-for-sale financial investments	15,711	15,711	–	–	–	–
Financial instruments at FVPL:	695	695	–	–	–	–
Short-term investments	685	685	–	–	–	–
Forward foreign exchange contracts	10	10
Derivatives used for hedging:	161	161	–	–	–	–
Interest rate swaps	90	90	–	–	–	–
Long-term currency swap	71	71

Total	116,305	86,479	5,436	1,306	6,962	16,122

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the three months ended March 31, 2016 and 2015.